                                        Filed Pursuant to Rule 424(b)5
                                        Registration Statement No. 33-58495

     INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH AND DECLARED EFFECTIVE BY THE SECURITIES AND EXCHANGE COMMISSION. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                SUBJECT TO COMPLETION, DATED SEPTEMBER 27, 1995

            PROSPECTUS SUPPLEMENT TO PROSPECTUS DATED JUNE 26, 1995

                                 [SEQUUS LOGO]

                                3,000,000 SHARES

                                  COMMON STOCK

     All of the 3,000,000 shares of Common Stock offered hereby are being issued and sold by SEQUUS Pharmaceuticals, Inc. ("SEQUUS" or the "Company"). On September 26, 1995, the last sale price of the Company's Common Stock, as reported on the Nasdaq National Market, was $12.125 per share. See "Price Range of Common Stock." The Common Stock is traded on the Nasdaq National Market under the symbol "SEQU."

                             ---------------------

        THE COMMON STOCK OFFERED HEREBY INVOLVES A HIGH DEGREE OF RISK.
                   SEE "RISK FACTORS" BEGINNING ON PAGE S-5.

                             ---------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
    EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
       COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE
          ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT OR
              THE ATTACHED PROSPECTUS. ANY REPRESENTATION TO
                 THE CONTRARY IS A CRIMINAL OFFENSE.

===============================================================================================
                                                              UNDERWRITING
                                              PRICE TO       DISCOUNTS AND      PROCEEDS TO
                                               PUBLIC         COMMISSIONS        COMPANY(1)
-----------------------------------------------------------------------------------------------
Per Share................................  $                 $                 $
-----------------------------------------------------------------------------------------------
Total(2).................................  $                 $                 $
===============================================================================================

(1) Before deducting expenses payable by the Company, estimated at $540,000, including a financial advisory fee. See "Underwriting."

(2) The Company has granted the Underwriters a 30-day option to purchase up to an additional 450,000 shares of Common Stock solely to cover over-allotments, if any. See "Underwriting." If such option is exercised in full, the total Price to Public, Underwriting Discounts and Commissions and
    Proceeds to Company will be $          , $          and $          ,
    respectively.

                             ---------------------

     The Common Stock is offered by the Underwriters as stated herein, subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part. It is expected that delivery of such shares will be made through the offices of Robertson, Stephens & Company, L.P. ("Robertson, Stephens
& Company"), San Francisco, California, on or about October   , 1995.

ROBERTSON, STEPHENS & COMPANY

                  DILLON, READ & CO. INC.

                                    OPPENHEIMER & CO., INC.


                                                  PUNK, ZIEGEL & KNOELL


           The date of this Prospectus Supplement is October   , 1995

              TABLE OF CONTENTS

            PROSPECTUS SUPPLEMENT

                                            PAGE
                                            ----
Summary.................................... S-3
Risk Factors............................... S-5
Use of Proceeds............................ S-13
Dividend Policy............................ S-13
Price Range of Common Stock................ S-14
Capitalization............................. S-15
Dilution................................... S-16
Selected Financial Data.................... S-17
Management's Discussion and Analysis of
  Financial Condition and Results of
  Operations............................... S-18
Business................................... S-22
Management................................. S-40
Underwriting............................... S-43
Legal Matters.............................. S-44
Experts.................................... S-44
Additional Information..................... S-44
Index to Financial Statements.............. F-1

                  PROSPECTUS
                                            PAGE
                                            ----
Available Information......................   2
Information Incorporated by Reference......   2
The Company................................   3
Risk Factors...............................   3
Use of Proceeds............................   4
Dilution...................................   5
Ratios of Earnings to Fixed Charges and
  Earnings to Combined Fixed Charges and
  Preferred
  Stock Dividends..........................   5
General Description of Securities..........   6
Description of Debt Securities.............   6
Description of Preferred Stock.............  13
Description of Common Stock................  17
Description of Warrants....................  18
Plan of Distribution.......................  20
Legal Matters..............................  21
Experts....................................  21

     SEQUUS (formerly, Liposome Technology, Inc.) was incorporated in California in 1981 and was reincorporated in Delaware in 1987. The Company's principal executive offices are located at 960 Hamilton Court, Menlo Park, California 94025 and its telephone number is (415) 323-9011.

                            ------------------------

     To the extent applicable, the information in this Prospectus Supplement supersedes the information in the attached Prospectus.

                            ------------------------

     No dealer, sales representative or any other person has been authorized in connection with the offering made hereby to give any information or to make any representation other than those contained in this Prospectus Supplement and the attached Prospectus and, if given or made, such information or representation must not be relied upon as having been authorized by the Company or any of the Underwriters. This Prospectus Supplement and the attached Prospectus do not constitute an offer to sell, or a solicitation of an offer to buy, any of the securities other than the registered securities to which they relate or an offer to, or a solicitation of, any person or by anyone in any jurisdiction in which it is unlawful to make such offer or solicitation. Neither the delivery of this Prospectus Supplement nor any offer or sale made hereunder shall, under any circumstances, create any implication that there has been no change in the affairs of the Company or that the information contained herein is correct as of any date subsequent to the date hereof.

                            ------------------------

     STEALTH(R) is a registered trademark of SEQUUS and is used throughout this Prospectus Supplement to describe the Company's proprietary long-circulating liposomes. SEQUUS has filed for the registration of the AMPHOTEC(TM) tradename used throughout this Prospectus Supplement to describe the Company's AMPHOTEC (amphotericin B colloidal dispersion) Injection product. AMPHOTEC is marketed under the trade name AMPHOCIL(TM) outside of the United States and is also known as ABCD. DOXIL(R) is a registered trademark of SEQUUS and is used throughout this Prospectus Supplement to describe the Company's DOXIL (pegylated liposomal doxorubicin HCl) Injection product. DOXIL is also called DOX-SL and S-Dox. This Prospectus Supplement also includes trademarks of companies other than SEQUUS.

                            ------------------------

     IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK OF THE COMPANY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NASDAQ NATIONAL MARKET, OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                            ------------------------

     IN CONNECTION WITH THIS OFFERING, CERTAIN UNDERWRITERS AND SELLING GROUP MEMBERS OR THEIR AFFILIATES MAY ENGAGE IN PASSIVE MARKET MAKING TRANSACTIONS IN THE COMMON STOCK OF THE COMPANY ON THE NASDAQ NATIONAL MARKET IN ACCORDANCE WITH RULE 10B-6A UNDER THE EXCHANGE ACT. SEE "UNDERWRITING."

                                    SUMMARY

     The following summary is qualified in its entirety by the more detailed information, including "Risk Factors" and Financial Statements and Notes thereto, appearing elsewhere in this Prospectus Supplement and in the attached Prospectus.

                                 THE COMPANY

     SEQUUS Pharmaceuticals, Inc. is a leader in the development and commercialization of liposome and lipid-based biopharmaceutical products primarily to treat cancer and certain fungal infections. SEQUUS recently received an approvable letter from the United States Food and Drug Administration (the "FDA") for the use of DOXIL to treat patients with AIDS-related Kaposi's sarcoma ("KS") in whom prior systemic combination chemotherapy has failed either due to disease progression or unacceptable toxicity ("refractory KS"). The Company is currently conducting clinical trials for the use of DOXIL to treat certain solid tumors. AMPHOTEC, the Company's first approved product, is being marketed in the United Kingdom and recently received marketing approval in three additional European countries for treating systemic fungal infections in patients for whom conventional therapy (amphotericin B) is contraindicated due to toxicity or renal (kidney) failure or for whom previous antifungal therapy was unsuccessful. The Company is further developing its proprietary drug delivery technology, STEALTH liposomes, to address additional indications.

     Liposomes, which are microscopic lipid spheres, are typically used to encapsulate drugs for delivery to targeted areas of the body in order to increase efficacy and reduce toxicity. By attaching polyethylene glycol ("PEG") to the surface of the liposome, SEQUUS has created its patented STEALTH technology. STEALTH liposomes are engineered to avoid the body's natural defense mechanisms and degrade more slowly than conventional liposomes, which significantly increase their circulation time in the body. STEALTH liposomes accumulate in tissues where new blood vessels are forming, such as tumors and sites of inflammation or injury, delivering sustained and increased drug concentration to these tissues. The PEG on the surface of the liposome also allows the attachment of other therapeutic agents, facilitating additional applications of this technology.

     SEQUUS has utilized STEALTH liposomes to develop DOXIL, a proprietary cancer therapeutic formulation encapsulating generic doxorubicin. To support the Company's New Drug Application ("NDA") filed with the FDA in September 1994, the Company submitted data from 77 refractory KS patients from an open label Phase II clinical trial. A subset of these, the evaluable patients, demonstrated a tumor response rate ranging from 27% to 48% depending on the method of assessment. The Company also included safety data on 705 patients in the NDA showing that DOXIL was generally well tolerated with manageable side effects. In September 1995, SEQUUS received an approvable letter for DOXIL from the FDA for DOXIL as a treatment for refractory KS. Accordingly, the FDA may approve the marketing of DOXIL upon the Company's satisfactory response to items regarding labeling and chemistry, manufacturing and control and its agreement to conduct post-marketing clinical trials and other studies. SEQUUS has also applied for approval of DOXIL as a first line therapy to treat KS in 15 European countries.

     The Company is seeking to expand the indicated uses for DOXIL to include the treatment of a variety of solid tumors. The Company is currently conducting clinical trials for the treatment of ovarian, breast, primary liver, and prostate cancer. Based on preliminary clinical results in a limited number of patients, SEQUUS plans to expand these trials, test DOXIL in combination with other chemotherapies (such as Taxol), and conduct additional clinical trials as appropriate.

     The Company's strategy is to build an integrated biopharmaceutical company that develops, clinically tests, obtains regulatory approval of and commercializes innovative drug formulations of existing and new therapeutics based primarily on proprietary STEALTH liposome technology. The Company intends to focus its near-term efforts on: (i) obtaining approval of and commercializing DOXIL and AMPHOTEC in the United States and selected international markets; (ii) expanding the use of its products by establishing clinical efficacy in a range of additional indications; (iii) developing new products by encapsulating other drugs in STEALTH liposomes; and (iv) expanding, either alone or through strategic alliances, the STEALTH platform to create additional methods of drug delivery.

     If FDA approvals are obtained in the United States, SEQUUS expects to market and sell its products directly, or possibly co-promote them with strategic partners, and has recruited a sales and marketing group experienced in the sale of pharmaceutical and biotechnology products. Outside of the United States, the Company's strategy is to market its products in conjunction with corporate partners. SEQUUS is distributing AMPHOTEC in the United Kingdom through an agreement with Zeneca Limited ("Zeneca"), a major United Kingdom-based pharmaceutical company.

                                  THE OFFERING

Common Stock Offered by the Company...................  3,000,000 shares
Common Stock Outstanding after the Offering...........  24,559,566 shares(1)
Use of Proceeds.......................................  For sales and marketing, clinical and pre-
                                                        clinical development, manufacturing,
                                                        research and development, capital
                                                        expenditures and other general corporate
                                                        purposes.
Nasdaq National Market Symbol.........................  SEQU

                             SUMMARY FINANCIAL DATA

                                                                               SIX MONTHS ENDED
                                           YEAR ENDED DECEMBER 31,                 JUNE 30,
                                      ----------------------------------     ---------------------
                                        1992         1993         1994         1994         1995
                                      --------     --------     --------     --------     --------
                                                 (in thousands, except per share data)
STATEMENT OF OPERATIONS DATA:
Revenues:
  Sales.............................  $    293     $  1,299     $  3,664     $    946     $  1,040
  Research revenue, royalties and
     license fees...................       425        5,458(2)        91           40           38
                                      --------     --------     --------     --------     --------
Total revenues......................       718        6,757        3,755          986        1,078
Operating expenses:
  Cost of goods sold................        13          232          916          222          275
  Research and development..........    15,769       21,128       25,378       12,893       10,729
  General and administrative........     2,723        6,653        7,622        3,813        6,193
                                      --------     --------     --------     --------     --------
Total operating expenses............    18,505       28,013       33,916       16,928       17,197
Loss from operations................   (17,787)     (21,256)     (30,161)     (15,942)     (16,119)
Interest income.....................     2,427        1,647        1,002          598          254
Interest/other expenses.............       (33)         (45)         (26)         (14)         (54)
                                      --------     --------     --------     --------     --------
Net loss............................  $(15,393)    $(19,654)    $(29,185)    $(15,358)    $(15,919)
                                      ========     ========     ========     ========     ========
Net loss per share..................  $  (0.84)    $  (1.05)    $  (1.54)    $  (0.81)    $  (0.80)
                                      ========     ========     ========     ========     ========
Weighted average shares
  outstanding.......................    18,270       18,789       18,978       18,915       19,880

                                                                           JUNE 30, 1995
                                                                    ----------------------------
                                                                     ACTUAL       AS ADJUSTED(3)
                                                                    ---------     --------------
                                                                           (in thousands)
BALANCE SHEET DATA:
Cash and cash equivalents and short-term investments..............  $  21,465       $   55,155
Total assets......................................................     26,593           60,283
Accumulated deficit...............................................   (115,771)        (115,771)
Total stockholders' equity........................................     20,551           54,241

---------------

(1) Based on the number of shares outstanding on September 12, 1995 and excludes 7,103,189 shares issuable upon exercise of outstanding options and warrants and 1,616,160 shares that would be issuable upon conversion of the Series A Convertible Reset Preferred Stock.

(2) Includes a signing fee and regulatory milestone fee totaling $5.3 million from Zeneca.

(3) Adjusted to reflect the sale by the Company of 3,000,000 shares of Common Stock offered hereby at an assumed public offering price of $12.125 per share and the application of the estimated net proceeds therefrom. See "Use of Proceeds."

     Except as otherwise indicated, the information contained in this Prospectus Supplement assumes no exercise of the Underwriters' over-allotment option.

                                  RISK FACTORS

     In addition to the other information in this Prospectus Supplement and the attached Prospectus, the following risk factors should be considered carefully in evaluating the Company and its business before purchasing shares of the Common Stock offered hereby.

UNCERTAINTY OF MARKET ACCEPTANCE

     Even if regulatory approvals are obtained, uncertainty exists as to whether the Company's products will be accepted by the market. The only product marketed by the Company to date is AMPHOTEC, which has been marketed only in the United Kingdom ("U.K.") and which has generated only limited revenues. A number of factors may limit the market acceptance of AMPHOTEC, DOXIL and any other products developed by the Company, including the timing of regulatory approval and market entry relative to competitive products, the availability of alternate therapies, the price of the Company's products relative to alternative therapies, the availability of third-party reimbursement and the extent of marketing efforts by third-party distributors or agents retained by the Company. No therapeutic product based on liposome or lipid-based technology is presently commercially available in the United States. As a result, unanticipated side effects or unfavorable publicity concerning any product incorporating liposome or lipid-based technologies could have an adverse effect on the Company's ability to obtain physician, patient or third-party payor acceptance and to sell the Company's products. There can be no assurance of the Company's ability, or the length of time required, to achieve commercialization of the Company's products or that physicians, patients or third-party payors will accept liposome products or any of the Company's products as readily as traditional forms of medication or at all. See "Business -- Products and Products Under Development."

UNCERTAINTY OF PRODUCT DEVELOPMENT

     The development of new pharmaceutical products is subject to a number of significant risks. Potential products that appear to be promising at various stages of development may not receive regulatory approval, reach the market or achieve widespread use for a number of reasons. For example, DOXIL is being clinically tested in various types of solid tumors. Although the Company believes that preliminary results suggest activity in some but not all of these tumors, these results are not conclusive nor are they predictive of future results. Moreover, even when a drug does demonstrate activity, this does not mean that it will prove sufficiently effective to be better than existing therapies. The reasons for a product not being successful include the possibilities that the potential products will be found insufficiently effective or unduly toxic during preclinical testing or clinical trials, fail to receive necessary regulatory approvals, be difficult to manufacture on a large scale, be uneconomical to market or not achieve market acceptance, be inferior or significantly later to market than competing products or be precluded from commercialization by proprietary rights of third parties.

     There are a number of challenges the Company must address successfully to develop commercial products in each of its development programs. The Company's potential products will require significant additional research and development efforts, including process development and significant additional clinical testing, prior to any commercial use. There can be no assurance that the Company will successfully address any of these technological challenges, or others that may arise in the course of development. In addition, the Company may not have sufficient resources to commercialize new products successfully.

     Successful product development requires, among other things, the design and completion of clinical trials. The rate of completion of the Company's clinical trials is dependent upon, among other factors, the rate of patient enrollment. Patient enrollment is a function of many factors, including the size of the patient population, the nature of the protocol, the Company's ability to manage the clinical trial, the proximity of patients to clinical sites and the eligibility criteria for the study. Several factors, such as delays in planned patient enrollment may result in increased costs and delays, or termination of clinical trials prior to completion, which could have a material adverse effect on the Company's business, financial condition and results of operations. See "Business -- Products and Products Under Development" and "-- Government Regulation."

COMPETITION

     The drugs being developed by the Company compete with existing and new drugs being created by pharmaceutical, biopharmaceutical and biotechnology companies. Many of these companies, as well as university-related entities, both in the United States and abroad are developing products based on improved drug delivery technologies as well as novel therapeutics for the treatment of cancer, infectious diseases and other indications targeted by the Company. Some of these companies are active in the development of liposome and lipid-based research and product development and many have financial and technical resources and production and marketing capabilities substantially greater than those of the Company. In addition, most such companies have significantly greater experience than the Company in preclinical and clinical development activities and in obtaining regulatory approval to manufacture and market biopharmaceutical products.

     The Company's two principal competitors in liposomal drug delivery are NeXstar Pharmaceuticals, Inc. ("NeXstar") and The Liposome Company ("TLC"). NeXstar has regulatory approval for its liposomal amphotericin B product in approximately 18 countries, primarily in Europe, and its product, therefore, at present has a marketing advantage over AMPHOTEC, which has approvals in four European countries and received those approvals after its competitor. NeXstar reported sales of approximately $26.2 million in the six months ended June 30, 1995, as compared to approximately $1.0 million by the Company. In both cases, sales represent primarily revenues received for amphotericin B products. TLC has submitted a NDA to the FDA and Market Authorization Applications ("MAAs") in several European countries for a liposomal amphotericin B product and has received approval for this product in the U.K. TLC recently introduced its liposomal amphotericin B product as the third entrant in the U.K. market at a price substantially below the price of NeXstar's and SEQUUS' lipid-based antifungals. This could have an adverse effect on AMPHOTEC's market penetration. Zeneca, the Company's distributor of AMPHOTEC, has engaged in some price competition, and if increased price competition results, it would have a material adverse effect on the Company's business, financial condition and results of operations.

     NeXstar has received an approvable letter from the FDA with respect to its liposome-based daunorubicin product for use in first line therapy of KS. Approval as a first line treatment may give it a competitive advantage over DOXIL which has received an approvable letter for treatment of refractory KS. Neither product has received approval to be marketed in the United States. To the extent either company receives approval first, that company may enjoy a significant competitive advantage. If physicians prescribe DOXIL for first line therapy, DOXIL's limited approval may restrict reimbursement by certain third-party payors.

     SEQUUS believes that competition in all pharmaceutical products and in all forms of drug delivery will continue to be intense. There can be no assurance that other pharmaceutical companies will not develop more effective therapeutics or drug delivery technologies than those of the Company or will not market and sell their products more effectively than the Company. See
"Business -- Competition."

UNCERTAINTY OF PHARMACEUTICAL PRICING AND REIMBURSEMENT

     The Company's business may be materially adversely affected by the continuing efforts of worldwide governmental and third-party payors to contain or reduce the costs of health care in general and drugs in particular. For example, in most foreign markets, including markets the Company is seeking to enter, pricing of prescription pharmaceuticals is subject to government pricing control. In these markets, once marketing approval is received, pricing negotiation could take as long as another six to 12 months or longer. In the United States, there has been, and the Company expects that there will continue to be, a number of federal and state proposals to implement similar government pricing control. In addition, an increasing emphasis on managed care and consolidation of hospital purchasing in the United States has and will continue to put pressure on pharmaceutical pricing. Such initiatives and proposals, if adopted, could decrease the price that the Company receives for any products it may develop and sell in the future and thereby have a material adverse effect on the Company's business, financial condition and results of operations. Further, to the extent that such proposals or initiatives have a material adverse effect on pharmaceutical companies that are collaborators or prospective collaborators for certain of the Company's potential products, the Company's ability to commercialize its potential products may be materially adversely affected. In addition, price competition may result from competing product sales, attempts to gain market share or introductory pricing schemes, which would have a material adverse effect on the Company's business, financial condition and results of operations.

     The Company's ability to commercialize biopharmaceutical products may depend in part on the extent to which reimbursement for such products and related treatments will be available from government health administration authorities, private health insurers and other third-party payors. Significant uncertainty exists as to the reimbursement status of newly approved health care products, and third-party payors are increasingly challenging the prices charged for medical products and services. There can be no assurance that any third-party insurance coverage will be available to patients for any products developed by the Company. Government and other third-party payors are increasingly attempting to contain health care costs by limiting both coverage and the level of reimbursement for new therapeutic products, and by refusing, in some cases, to provide coverage for off-label uses of approved products, i.e., uses for indications as to which the FDA has not granted marketing approval. Moreover, reimbursement may be denied even for FDA-approved indications. If adequate coverage and reimbursement levels are not provided by the government and third-party payors for the Company's products, the Company's business, financial condition and results of operations would be materially adversely affected. See "Business -- Government Regulation."

NO ASSURANCE OF REGULATORY APPROVALS

     The production and marketing of the Company's products are subject to rigorous manufacturing requirements, preclinical testing and clinical trials and approval by the FDA, by comparable agencies in other countries and by state regulatory authorities prior to marketing. The process of conducting clinical trials and obtaining regulatory approval for a product typically takes a number of years and involves substantial expenditures. In addition, product approvals may be withdrawn or limited for noncompliance with regulatory standards or the occurrence of unforeseen problems following initial marketing. The Company has not received regulatory approval in the United States for the commercial sale of any of its principal products. The Company may encounter significant delays or excessive costs in its efforts to secure and maintain necessary approvals or licenses. Future federal, state, local or foreign legislative or administrative acts could also prevent or delay regulatory approval of the Company's or its licensees' products. There can be no assurance that the Company will be able to obtain or maintain the necessary approvals for manufacturing or marketing the Company's products for current or expanded indications or that the data it obtains in clinical trials will be sufficient to establish the safety and efficacy of its products. Even if the Company obtains regulatory approval for any particular product, there can be no assurance that it will be economically feasible for the Company to commercialize such product. In addition, identification of certain side effects after a drug is on the market or the occurrence of manufacturing problems could cause subsequent withdrawal of approval, reformulation of the drug, additional preclinical testing or clinical trials, and changes in labeling of the product. Failure to obtain or maintain requisite governmental approvals, failure to obtain approvals of the clinically intended uses or the identification of side effects could delay or preclude the Company from further developing particular products or from marketing its products, or could limit the commercial use of its products, which would have a material adverse effect on the Company's business, financial condition and results of operations.

  DOXIL Regulatory Status

     In September 1995, SEQUUS received a FDA approvable letter for DOXIL as a treatment for refractory KS in accordance with the FDA's procedures for Accelerated Approval of New Drugs for Serious or Life-Threatening Illnesses. According to the terms of this letter, the FDA may approve the marketing of DOXIL upon the Company's satisfactory response to items regarding labeling and chemistry, manufacturing and control. SEQUUS recently submitted a response to the items raised by the FDA in the approvable letter, although there can be no assurance that such response will be adequate to meet the FDA's requirements. Accelerated approval regulations require that an applicant study an investigational drug following product launch to verify and describe the drug's clinical benefit. In the letter, the FDA acknowledged SEQUUS' commitment to a post-marketing clinical trial designed to meet accelerated approval requirements. There can be no assurance that final approval will be granted on a timely basis, if at all, and under FDA accelerated approval regulations, the FDA may withdraw approval following product launch if the Company fails to show due diligence in conducting a post-marketing clinical trial or if this clinical trial fails to demonstrate clinical benefit to the FDA's satisfaction. There can be no assurance that the Company will be able to conduct a satisfactory post-marketing clinical trial.

     The Company has submitted MAAs for DOXIL in 15 European Union ("EU") countries seeking approval to use DOXIL in the first line treatment of KS. There can be no assurance that the Committee on Proprietary and Medicinal Products ("CPMP"), which is composed of representatives from the respective regulatory bodies in the EU countries, will determine that the Company's clinical data have provided evidence of safety and efficacy in humans adequate to support approval or that any of the MAAs will be approved on a timely basis, if at all.

  AMPHOTEC Regulatory Status

     SEQUUS has received marketing approval for AMPHOTEC in the U.K., the Republic of Ireland ("Ireland"), Finland and Russia for treating systemic fungal infections in patients for whom conventional amphotericin B is contraindicated due to toxicity or renal failure or for whom previous antifungal therapy was unsuccessful. The Company and Zeneca have submitted MAAs for AMPHOTEC in 11 other EU countries and similar applications in other countries. The EU submissions were made in accordance with CPMP multistate procedures. On September 13, 1995, the CPMP reviewed the Company's application for product marketing approval. Germany, France, Spain, Greece and Luxembourg did not accept the MAAs. Based primarily on the CPMP review, SEQUUS believes national approvals will be forthcoming in Austria, Denmark, Italy, The Netherlands, Portugal and Sweden, although the CPMP is an advisory committee only, its vote is not binding on member countries, and there can be no assurance that approvals will be forthcoming on a timely basis, or at all. In addition, the CPMP review indicates that Belgium can approve AMPHOTEC for marketing upon the receipt of additional clinical information, although there can be no assurance that the Company will be able to provide additional data or, if provided, that approval will be forthcoming on a timely basis, or at all. If approvals are received, SEQUUS and Zeneca intend to negotiate pricing in each of these countries, which the Company believes will take as long as six to 12 months or longer following marketing approval.

     The Company continues to prepare a NDA for AMPHOTEC based upon certain data from open label clinical trials. There can be no assurance that the Company's NDA for AMPHOTEC will be accepted for filing by the FDA, that the FDA will determine that the Company's NDA provides sufficient evidence of safety and efficacy in humans to support FDA approval or that the NDA will be approved on a timely basis, or at all. See "Business -- Government Regulation."

DEPENDENCE ON THIRD-PARTY DISTRIBUTOR AND AGENTS; LIMITED MARKETING AND SALES EXPERIENCE

     To date, all of the Company's product revenues have come from sales either to a third-party distributor (Zeneca) or through third-party agents. Ninety-one percent (91%) of the Company's product revenues in fiscal 1994 and 80% of product revenues for the six-month period ended June 30, 1995 came from sales of AMPHOTEC to Zeneca. As a consequence of this current dependence on Zeneca for the distribution of AMPHOTEC, and unless and until the Company receives any approvals for and begins to sell DOXIL, the Company's future revenues are largely dependent on Zeneca's success in selling AMPHOTEC in approved markets and Zeneca's forecasts of future sales, including such factors as timing of additional approvals for AMPHOTEC, if any, and inventory requirements. The level of the Company's future sales of AMPHOTEC to Zeneca will depend upon the rate at which the product penetrates the existing approved markets of the U.K., Ireland, Finland and Russia, as well as the timing of additional approvals in other countries, if any. Sales of AMPHOTEC to date have been below expectations, and Zeneca and the Company have initiated discussions regarding modifications to their agreement. The Company expects to ship no additional product to Zeneca for the remainder of 1995, and may not ship product to Zeneca during the first half of 1996. In addition, the Company may elect to use certain Zeneca inventory for its clinical trials in return for partial credits on future product sales to Zeneca. Additional terms under discussion include the scheduling of regulatory milestone payments, possibly modifying the territories in which Zeneca has distribution rights and implementing a mechanism to give Zeneca greater pricing flexibility. It also is possible that other terms of the agreement between the parties will be amended as appropriate. Accordingly, there can be no assurance that

Zeneca will elect to maintain distribution rights to AMPHOTEC in any or all markets or that the terms of such rights will remain the same. In addition, the delay in regulatory approvals of AMPHOTEC in the EU countries will affect the timing, and any failure to obtain regulatory approval would affect the receipt, of additional milestone payments from Zeneca. There can be no assurance that these or other factors, including the amount and timing of resources devoted to AMPHOTEC sales by Zeneca, will not lead to substantial fluctuations in the Company's revenues from period to period. Any delays in the receipt, or denial, of marketing approvals or material changes to the terms of the agreement with Zeneca would have a material adverse effect on the Company's business, financial condition and results of operations.

     If FDA approvals are obtained in the United States, the Company expects to market and sell its products directly, or possibly co-promote them with strategic partners. In this regard, the Company has hired a sales force experienced in the sale of pharmaceutical and biotechnology products of 19 individuals in anticipation of FDA approval to market DOXIL to physicians, hospitals and clinics, including managed care providers. The Company intends to increase the size of this staff if warranted. Developing such a marketing and sales organization will require significant additional expenditures, management resources and time. The Company has no experience marketing and selling its products. In addition, the loss of certain key sales personnel would delay and adversely affect the sales effort and would have a material adverse effect on the Company's business, financial condition and results of operations. There can be no assurance that the Company will be able to implement its marketing plan successfully. If the Company enters into any marketing partnerships in the United States, such as those currently under consideration, this would significantly reduce the Company's margins on these products. There can be no assurance that the Company will be able to establish such a marketing and sales organization successfully or manage its marketing organization successfully. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business -- Marketing and Sales" and "-- Strategic Alliances."

PRODUCT LIABILITY

     Testing, manufacturing, marketing and use of the Company's products will entail substantial risk of product liability. The Company currently maintains product liability insurance in an amount of $5.0 million per occurrence and $5.0 million in the aggregate. A single product liability claim could exceed the $5.0 million coverage limit, and there is a possibility of multiple claims. There can be no assurance that the amount of insurance the Company has obtained against the risk of product liability will be adequate, that the amount of such insurance can be renewed or that the amount and scope of any coverage obtained will be adequate to protect the Company in the event of a successful product liability claim. The Company's business could be materially adversely affected by one or more successful product liability claims.

     In addition, if the Company receives approval to sell its products commercially in the United States, the Company will have significantly greater risk in connection with product liability claims due to the greater frequency of lawsuits and higher claims paid in courts in the United States as opposed to most other countries. The Company is required by governmental regulations to test its products even after they have been sold and used by patients. As a result of such tests, the Company may be required to, or may determine that it should, recall products when most of such products have already been sold. Such later testing and product recalls may increase the Company's potential exposure to product liability claims.

DEPENDENCE ON THIRD-PARTY MANUFACTURER; MANUFACTURING RISKS

     The Company's present internal manufacturing capabilities are limited to producing products for preclinical development. The Company is dependent on Ben Venue Laboratories, Inc. ("Ben Venue"), a United States-based contract manufacturer, to manufacture commercial-scale quantities of AMPHOTEC and DOXIL pursuant to supply agreements. Under these agreements the Company has agreed to indemnify Ben Venue against certain liabilities. As of September 1995, the Company and Ben Venue have manufactured 13 commercial-scale batches of DOXIL, including the three registration batches which are required as part of the FDA's NDA approval process. There can be no assurance that Ben Venue will continue to meet FDA or product specification standards or that the Company's manufacturing goals can be met in a consistent and timely manner. There is only a limited number of other manufacturers with the capability of manufacturing AMPHOTEC and DOXIL, and any alternative manufacturer would require regulatory qualification to manufacture the product which would likely take several months. The Company has not qualified alternative manufacturers for its products. In the event of any interruption of supply from the contract manufacturer due to regulatory or other causes, there can be no assurance that the Company could make alternative manufacturing arrangements on a timely basis, if at all. Such an interruption would have a material adverse effect on the Company's business, financial condition and results of operations.

     The Company relies on certain suppliers of key raw materials to provide an adequate supply of such materials for production of finished products. Certain materials are purchased from single sources. In particular, amphotericin B and doxorubicin are currently each supplied to the Company by single sources, and the number of alternative sources is severely limited. Although the Company has supply agreements in place with the suppliers of its key raw materials, the number of alternative qualified suppliers of key raw materials required for the manufacture of AMPHOTEC and DOXIL is limited. The disqualification or loss of a sole source supplier could have a material adverse effect on the Company because of a delay or inability in obtaining and qualifying an alternate supplier and the costs associated with such delay and in finding and qualifying an alternate supplier. Regulatory requirements applicable to pharmaceutical products tend to make the substitution of suppliers costly and time consuming. The unavailability of adequate commercial quantities, the loss of a supplier's regulatory approval, the inability to develop alternative sources, a reduction or interruption in supply or a significant increase in the price of materials could have a material adverse effect on the Company's ability to manufacture and market its products and its results of operations. See "Business -- Strategic Alliances" and " -- Manufacturing and Production."

PATENTS AND TRADE SECRETS

      There has been increasing litigation in the biomedical, biotechnology and pharmaceutical industries with respect to the manufacture, use and sale of new therapeutic products that are the subject of conflicting patent rights. A substantial number of patents relating to liposomes have been issued to, or are controlled by, other public and private entities, including academic institutions. In addition, others, including competitors of SEQUUS, may have filed applications for, or may have been issued patents or may obtain additional patents and proprietary rights relating to products or processes competitive with those of SEQUUS. The patent positions of pharmaceutical, biopharmaceutical, biotechnology and drug delivery companies, including SEQUUS, are uncertain and involve complex legal and factual issues. Additionally, the coverage claimed in a patent application can be significantly reduced before the patent is issued. As a consequence, the Company does not know whether any of its patent applications will result in the issuance of patents or whether any of the Company's patents will provide significant proprietary protection or will be circumvented or invalidated. Since patent applications in the United States are maintained in secrecy until patents issue, and since publication of discoveries in the scientific or patent literature often lag behind actual discoveries, the Company cannot be certain that it was the first inventor of inventions covered by its pending patent applications or that it was the first to file patent applications for such inventions. Moreover, the Company may have to participate in interference proceedings to determine priority of invention, which could result in substantial cost to the Company, even if the eventual outcome is favorable to the Company. There can be no assurance that any patents owned or controlled by the Company will protect SEQUUS against infringement litigation or afford commercially significant protection of the Company's technology. Almost none of the Company's patents has been tested in court to determine their validity and scope. Moreover, the patent laws of foreign countries differ from those of the United States and the degree of protection, if any, afforded by foreign patents may, therefore, be different.

     In November 1991, the Company received a letter from TLC bringing to SEQUUS' attention TLC's United States Patent No. 5,059,591 (the "'591 Patent") containing claims directed to amphotericin B/sterol compositions and their method of use. Subsequently, SEQUUS' patent counsel delivered an opinion to the Company that, among other things, AMPHOTEC does not infringe any valid claim of the '591 Patent. However, no assurance can be given that TLC will not make a claim against SEQUUS with respect to the

'591 Patent, which could have a material adverse effect on the Company's ability to commercialize AMPHOTEC.

     The Company has a practice of monitoring patents and other developments in the liposome field. To the extent that the Company becomes aware of patents of other parties which the Company's processes or products might infringe, it is the Company's practice to seek review of such patents by the Company's patent counsel. With respect to the Company's DOXIL product, the Company is aware of TLC's United States Patent No. 5,077,056 relating to the loading of therapeutic drugs into liposomes. The Company's patent counsel has rendered an opinion that its DOXIL product would not infringe any valid claim of this patent. The Company is also aware of TLC's United States Patent No. 5,008,050 relating to reducing liposome size by extrusion, and NeXstar's United States Patent No. 5,435,989 relating to targeting of liposomes to solid tumors. The Company's patent counsel has rendered an opinion that its DOXIL product would not infringe any valid claim of either of these patents. In addition, the Company is aware of certain patents covering lyophilization of liposomes. Neither of the Company's principal products involves the lyophilization of liposomes.

     Generally, the Company refers patents to its patent counsel for review. Even if the Company's patent counsel renders advice that the Company's products do not infringe any valid claim under such patents, there can be no assurance that any third party will not commence litigation to enforce such patents or that the Company will not incur substantial expense, or that it will prevail, in any patent litigation.

     The Company has been required to defend itself in patent litigation in the past and the uncertainties inherent in any other lawsuit that may be commenced in the future with respect to any alleged patent infringement by the Company make the outcome of any such litigation difficult to predict. The Company may decide to pay a royalty or make other concessions to settle a patent dispute. In the event of litigation, there can be no assurance that the Company will be successful. A judgment adverse to the Company in any such litigation could materially adversely affect the Company's business, financial condition and results of operations, and the expense of such litigation may be substantial, whether or not the Company is successful in such litigation.

     The Company relies on unpatented trade secrets and proprietary know-how to protect certain aspects of its production and lipid purification technologies and other proprietary information. Although SEQUUS has entered into confidentiality agreements with its employees, consultants, representatives and other business associates, there can be no assurance that trade secrets and know-how will remain undisclosed or that similar trade secrets or know-how will not be independently developed by others. See "Business -- Patents and Trade Secrets."

HISTORY OF OPERATING LOSSES; NEED FOR ADDITIONAL FINANCING

     The Company has incurred losses in each year since its inception and has accumulated approximately $115.8 million in net losses through June 30, 1995. The Company to date has generated limited revenues. There can be no assurance that revenues from product sales will be significant or sufficient to fund operations. Owing to expenditures associated with self-funded research, preclinical and clinical programs, marketing expenses and other activities related to seeking regulatory approval and achieving commercialization of its products, the Company expects operating losses to continue for at least several years. Additional financing is likely to be required to fund the Company's continuing operations and product and business development activities in the form of debt or equity securities or bank financing. There can be no assurance that such financing will be available on acceptable terms, if at all. The unavailability of such financing could delay or prevent the development, testing, regulatory approval, manufacturing or marketing of some or all of the Company's products and could have a material adverse effect on the Company. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

DEPENDENCE ON KEY PERSONNEL; MANAGEMENT TRANSITION

     The Company's success depends largely upon its ability to attract and retain qualified scientific, engineering, manufacturing, sales and marketing and management personnel. The Company faces competition for such personnel from other companies, academic institutions, government entities and other organizations. There can be no assurance that the Company will be successful in hiring or retaining such personnel.

     In the summer of 1995, the Board of Directors appointed I. Craig Henderson, M.D. as Chairman of the Board and Chief Executive Officer and L. Scott Minick as President, Chief Operating Officer and a director of the Company. In addition, Nick V. Arvanitidis, Ph.D., a founder of the Company who served as Chairman and Chief Executive Officer, retired from the Company and from the Board of Directors; Peter V. Leigh resigned his position as Vice President and Chief Financial Officer; and Richard E. Mamelok, M.D. resigned his position as Vice President and Medical Director. The new management team will face significant challenges in transitioning the Company from research and development to manufacturing and marketing if the Company's products obtain regulatory approval. There can be no assurance that the management team can successfully manage the transition of the Company's business. See "Business -- Employees" and "Management."

HAZARDOUS MATERIALS

     As with many biopharmaceutical companies, the Company's research and development involves the controlled use of hazardous materials and chemical compounds. There can be no assurance that the Company's safety procedures for handling and disposing of such materials will comply with the standards prescribed by federal, state and local regulations or that it will not be subject to the risk of accidental contamination or injury from these materials. In the event of such an accident, the Company could be held liable for any damages that result and any such liability could materially adversely affect the Company's business, financial condition and results of operations. See
"Business -- Government Regulation."

VOLATILITY OF STOCK PRICE

     The market price of the Common Stock, like the stock prices of many publicly traded biopharmaceutical companies, has been and may continue to be highly volatile. A variety of events, both concerning and unrelated to the Company and the biopharmaceutical industry, such as the level of sales of the Company's products, problems with clinical development of the Company's potential products, announcements of technological innovations, regulatory developments or new commercial products by the Company or its competitors, government regulation, delays or other developments relating to regulatory approvals, developments or disputes relating to patent or proprietary rights, product liability claims, as well as period-to-period fluctuations in the Company's financial results, may have a significant negative impact on the market price of the Common Stock. Although the Common Stock trades on the Nasdaq National Market, the trading volume has fluctuated and at times has been quite low. Any large sale of securities of the Company could have a significant adverse effect on the market price of the Common Stock. See "Price Range of Common Stock."

SHARES ELIGIBLE FOR FUTURE SALE

     Sales of substantial amounts of Common Stock in the public market after this offering could adversely affect the market price of the Common Stock. Certain directors and officers of the Company, who own approximately 752,130 of the shares of Common Stock (including currently exercisable options to purchase Common Stock), have agreed with the Underwriters not to sell or otherwise dispose of any shares of Common Stock for a period of 90 days following commencement of this offering without the consent of Robertson, Stephens & Company. As of September 12, 1995 there were options outstanding to purchase 3,938,024 shares of Common Stock (including the options of the executive officers described above), as well as warrants to purchase 3,165,165 shares of Common Stock (all of which have exercise prices significantly below the trading price of the Common Stock as of September 15, 1995), and 480,000 shares of Series A Convertible Reset Preferred Stock which are convertible at any time into 1,616,160 shares of Common Stock. Additional shares may also become available for sale in the public market from time to time in the future. Exercise of such options and warrants and conversion of the Series A Convertible Reset Preferred Stock would dilute the percentage ownership interest of existing holders of Common Stock and the sale of such shares could have a significant adverse effect on the market price of the Common Stock. See "Capitalization."

DILUTION

     Purchasers of shares of Common Stock in this offering will experience immediate and substantial dilution of net tangible book value per share. Additional dilution will occur upon the exercise of outstanding stock options. See "Dilution."

                                USE OF PROCEEDS

     The net proceeds to the Company from the sale of the 3,000,000 shares of Common Stock offered hereby are estimated to be approximately $33,690,000 ($38,825,000 if the Underwriters' over-allotment option is exercised in full).

     The Company intends to use the proceeds of this offering for (i) activities related to the sale and marketing of its products, including the introduction of DOXIL, if FDA approval is obtained in the United States, and commercialization of AMPHOTEC in certain European countries; (ii) conducting additional trials in pursuit of broader indications for DOXIL and AMPHOTEC; (iii) if certain regulatory approvals are obtained, manufacturing scale-up in support of expanded production capabilities; (iv) research and development related to new product opportunities; and (v) other general corporate purposes, including working capital and capital expenditures. The Company may also use a portion of its available cash to acquire technologies or products complementary to its business, although no such acquisitions are currently planned.

     The precise allocation of the proceeds and the timing of expenditures will vary depending on numerous factors, including the progress of the Company's research and development efforts, the results of clinical trials, the timing of regulatory approvals and strategic partnering activities. Such expenditures are likely to be substantial and to exceed the proceeds of this offering. However, the Company believes that at planned spending rates, its existing cash balances, interest income, revenues from operations and the net proceeds of this offering will be adequate to fund its planned activities at least through the end of 1996, although it may seek additional financing sooner. Pending their ultimate application, the net proceeds will be invested in high-quality, short-term, interest-bearing investments and deposit accounts. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

                                DIVIDEND POLICY

     The Company has not paid any dividends since its inception and does not anticipate paying any dividends in the foreseeable future.

                          PRICE RANGE OF COMMON STOCK

     The Company's Common Stock is traded on the Nasdaq National Market under the symbol "SEQU." The following table sets forth, for the calendar periods indicated, the range of high and low sale prices for the Company's Common Stock on the Nasdaq National Market.

                                                                                HIGH       LOW
                                                                                ----       ---
1993
  First Quarter...............................................................  $12        $6 1/2
  Second Quarter..............................................................   11         5 1/2
  Third Quarter...............................................................   11 1/2     7
  Fourth Quarter..............................................................   14 1/4     7 3/4
1994
  First Quarter...............................................................   12 1/2     7 1/2
  Second Quarter..............................................................    8 3/4     5 3/4
  Third Quarter...............................................................    7 3/4     4 3/4
  Fourth Quarter..............................................................    8 1/8     4 1/2
1995
  First Quarter...............................................................    9 1/4     5 1/2
  Second Quarter..............................................................   12 1/8     5 3/4
  Third Quarter (through September 26)........................................   15 1/8    10 1/4

     As of September 21, 1995, there were approximately 551 holders of record of the Common Stock. On September 26, 1995, the last sale price reported on the Nasdaq National Market for the Company's Common Stock was $12.125.

                                 CAPITALIZATION

     The following table sets forth the actual capitalization of the Company as of June 30, 1995, and as adjusted to reflect the sale of 3,000,000 shares of Common Stock offered hereby at an assumed public offering price of $12.125 per share and the application of the estimated net proceeds therefrom:

                                                                             JUNE 30, 1995
                                                                       -------------------------
                                                                        ACTUAL       AS ADJUSTED
                                                                       ---------     -----------
                                                                            (in thousands)
Stockholders' equity:
  Preferred Stock, par value $0.01; 4,000,000 shares authorized, issuable in series; 480,000 shares issued and outstanding
     (480,000 shares issued and outstanding, as adjusted) Liquidation
     preference: $12,000,000.........................................  $       5      $        5
  Common Stock, par value $0.0001; 35,000,000 shares authorized(1)
     21,379,591 shares issued and outstanding (24,379,591 shares as
     adjusted)(2)....................................................          2               2
  Additional paid-in capital.........................................    136,315         170,005
  Accumulated deficit................................................   (115,771)       (115,771)
                                                                       ---------       ---------
     Total stockholders' equity......................................     20,551          54,241
                                                                       ---------       ---------
       Total capitalization..........................................  $  20,551      $   54,241
                                                                       =========       =========

---------------
(1) The number of authorized shares of Common Stock was increased from 35,000,000 to 45,000,000 on September 13, 1995.

(2) Excludes 7,103,189 shares of Common Stock at a weighted average price of $5.72 issuable upon exercise of outstanding options and warrants and 1,616,160 shares of Common Stock issuable upon conversion of Series A Convertible Reset Preferred Stock as of September 12, 1995.

                                    DILUTION

     The net tangible book value of the Company at June 30, 1995 was approximately $20,307,000 (excluding patents of $244,000), or $0.95 per share of Common Stock. After giving effect to the sale by the Company of the 3,000,000 shares of Common Stock offered hereby at an assumed public offering price of $12.13 per share and the receipt of the net proceeds therefrom, the pro forma net tangible book value of the Company as of June 30, 1995 would have been $53,997,000 or $2.21 per share. This represents an immediate increase in net tangible book value of $1.26 per share to existing stockholders and an immediate dilution in net tangible book value of $9.92 per share to new investors purchasing shares at the assumed public offering price. The following table illustrates this per share dilution:

    Assumed public offering price per share(1)..........................             $12.13
      Net tangible book value before offering(2)........................   $0.95
      Increase attributable to new investors............................    1.26
                                                                           -----
    Pro forma net tangible book value after offering....................               2.21
                                                                                     ------
    Dilution to new investors...........................................             $ 9.92
                                                                                     ======

---------------
(1) Before deduction of underwriting discounts and estimated offering expenses payable by the Company.

(2) Net tangible book value per share is equal to total tangible assets of the Company less total liabilities divided by the number of shares of Common Stock outstanding.

                            SELECTED FINANCIAL DATA

     The selected financial data set forth below as of December 31, 1993 and 1994 and for each of the three years in the period ended December 31, 1994 are derived from the Company's financial statements which have been audited by Ernst & Young LLP, independent auditors, which are included elsewhere in this Prospectus Supplement. The selected financial data set forth below as of December 31, 1990, 1991 and 1992 and for each of the two years in the period ended December 31, 1991 are derived from audited financial statements not included or incorporated by reference in this Prospectus Supplement. The unaudited financial data as of June 30, 1995 and for the six months ended June 30, 1994 and 1995 have been prepared on a basis consistent with the audited financial statements and, in the opinion of management, include all adjustments (consisting only of normal recurring adjustments) necessary to present fairly the financial condition and results of operations for the periods presented. This data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" included in this Prospectus Supplement and the financial statements and related notes included in this Prospectus Supplement.

                                                                                            SIX MONTHS ENDED
                                                YEAR ENDED DECEMBER 31,                         JUNE 30,
                                  ---------------------------------------------------     ---------------------
                                   1990       1991       1992       1993       1994         1994         1995
                                  -------   --------   --------   --------   --------     --------     --------
                                                      (in thousands, except per share data)
STATEMENT OF OPERATIONS DATA:
Revenues:
  Sales.........................  $    --   $     --   $    293   $  1,299   $  3,664     $    946     $  1,040
  Research revenue..............    1,390         --        300         --         --           --           --
  Royalties and license fees....       13        326        125      5,458         91           40           38
                                  -------   --------   --------   --------   --------     --------     --------
Total revenues..................    1,403        326        718      6,757      3,755          986        1,078
Operating expenses:
  Cost of goods sold............       --         --         13        232        916          222          275
  Research and development......    7,484      7,284     15,769     21,128     25,378       12,893       10,729
  General and administrative....    1,909      1,796      2,723      6,653      7,622        3,813        6,193
                                  -------   --------   --------   --------   --------     --------     --------
Total operating expenses........    9,393      9,080     18,505     28,013     33,916       16,928       17,197
                                  -------   --------   --------   --------   --------     --------     --------
Loss from operations............   (7,990)    (8,754)   (17,787)   (21,256)   (30,161)     (15,942)     (16,119)
Interest income.................      660        618      2,427      1,647      1,002          598          254
Interest/other expenses.........     (141)       (77)       (33)       (45)       (26)         (14)         (54)
                                  -------   --------   --------   --------   --------     --------     --------
Net loss........................  $(7,471)  $ (8,213)  $(15,393)  $(19,654)  $(29,185)    $(15,358)    $(15,919)
                                  =======   ========   ========   ========   ========     ========     ========
Net loss per share..............  $ (0.80)  $  (0.66)  $  (0.84)  $  (1.05)  $  (1.54)    $  (0.81)    $  (0.80)
                                  =======   ========   ========   ========   ========     ========     ========
Weighted average shares
  outstanding...................    9,348     12,445     18,270     18,789     18,978       18,915       19,880

                                                     DECEMBER 31,
                                 ----------------------------------------------------          JUNE 30,
                                   1990       1991       1992       1993       1994              1995
                                 --------   --------   --------   --------   --------          ---------
                                                             (in thousands)
BALANCE SHEET DATA:
Cash and cash equivalents and
  short-term investments.......  $  4,802   $ 32,202   $ 41,325   $ 34,658   $ 11,757          $  21,465
Long-term marketable
  investments..................        --      3,985     12,782      2,520        500                 --
Total assets...................    10,510     41,046     60,523     45,179     18,198             26,593
Long-term debt and lease
  obligations..................       445        102         --         --         --                 --
Accumulated deficit............   (27,408)   (35,621)   (51,014)   (70,668)   (99,865)          (115,771)
Total stockholders' equity.....     8,463     39,127     58,577     39,318     10,938             20,551

                      MANAGEMENT'S DISCUSSION AND ANALYSIS

                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS



OVERVIEW

     The Company is a leader in the development and commercialization of liposome and lipid-based biopharmaceutical products primarily to treat cancer and certain fungal infections. The Company has incurred losses in each year since its inception and had accumulated approximately $115.8 million in net losses through June 30, 1995. Although the Company has commenced marketing its first product, AMPHOTEC, in the U.K. and has received marketing approval in three additional European countries, the Company expects operating losses to continue for a number of years because of expenditures associated with research, preclinical testing and clinical trials, marketing expenses and other expenses relating to seeking regulatory approvals and commercialization of its products, if approved. The Company also anticipates that clinical activity and research and development spending will increase in 1995 and 1996 as expenditures for clinical trials of DOXIL in solid tumors are increased.

     AMPHOTEC has been approved in the U.K. since August 1993, in Ireland since October 1994, in Finland since June 1995, and in Russia since July 1995 for treating systematic fungal infections in patients for whom conventional amphotericin B is contraindicated due to toxicity or renal failure or for whom previous antifungal therapy was unsuccessful. The Company and Zeneca have submitted MAAs for AMPHOTEC in 11 other EU countries and similar applications in other countries. The EU submissions were made in accordance with the CPMP multistate procedures. On September 13, 1995, the CPMP reviewed the Company's application for AMPHOTEC marketing approval in the EU countries. Germany, France, Spain, Greece and Luxembourg did not accept the MAAs. Based primarily on the CPMP review, SEQUUS believes national approval will be forthcoming in Austria, Denmark, Italy, The Netherlands, Portugal and Sweden, although the CPMP is an advisory committee only, its vote is not binding on member countries, and there can be no assurance that approvals will be forthcoming on a timely basis, or at all. In addition, the CPMP review indicates that Belgium can approve AMPHOTEC for marketing upon the receipt of additional clinical information, although there can be no assurance that the Company will be able to provide additional data or, if provided, that approval will be forthcoming on a timely basis, or at all. If approvals are received, SEQUUS and Zeneca intend to negotiate pricing in each of these countries, which the Company believes will take as long as six to 12 months or longer following market approval. NeXstar, a competitor of the Company, has regulatory approval in approximately 18 countries, primarily in Europe, to sell a liposomal amphotericin B product which targets indications similar to those targeted by AMPHOTEC. TLC recently introduced its liposomal amphotericin B product as the third entrant in the U.K. market at a price substantially below the price of the other lipid-based antifungals. This could have an adverse effect on AMPHOTEC's market penetration. Zeneca has engaged in some price competition, and if increased price competition results, it would have a material adverse effect on the Company's business, financial condition and results of operations.

     In August 1993, the Company signed a distribution agreement with Zeneca under which Zeneca will market and sell AMPHOTEC in most European countries. In March 1994, SEQUUS and Zeneca announced the expansion of their August 1993 agreement to cover all countries not previously covered with the exception of the United States, Canada, Japan and selected small markets. SEQUUS announced Zeneca's commercial launch of AMPHOTEC in the U.K. in May 1994. SEQUUS currently is dependent on Zeneca for the distribution of AMPHOTEC, and unless and until the Company receives any approvals for and begins to sell DOXIL, the Company's future revenues are largely dependent upon Zeneca's success in selling AMPHOTEC in approved markets and Zeneca's forecasts of future sales, including such factors as additional approvals for AMPHOTEC, if any, and inventory requirements. The level of the Company's future sales of AMPHOTEC to Zeneca will depend upon the rate at which the product penetrates the existing approved markets of the United Kingdom, Ireland, Finland and Russia, as well as the timing of additional product approvals in other countries, if any. Sales of AMPHOTEC to date have been below expectations, and Zeneca and the Company have initiated discussions regarding modifications to their agreement. The Company expects to ship no additional product to Zeneca for the remainder of 1995, and may not ship product to Zeneca during the first half of 1996. In addition, the Company may elect to use certain Zeneca inventory for its clinical trials in return for partial credits on future product sales to Zeneca. Additional terms under discussion include the scheduling of regulatory milestone payments, possibly modifying territories in which Zeneca has distribution rights and implementing a mechanism to give Zeneca greater pricing flexibility. It also is possible that other terms of the agreement between the parties will be amended as appropriate. Accordingly, there can be no assurance that Zeneca will elect to maintain distribution rights to AMPHOTEC in any or all markets or that the terms of such rights will remain the same. In addition, the delay in regulatory approvals of AMPHOTEC in the EU countries will affect the timing, and any failure to obtain regulatory approval would affect the receipt, of additional milestone payments from Zeneca. There can be no assurance that these or other factors, including the amount and timing of resources devoted to AMPHOTEC sales by Zeneca, will not lead to substantial fluctuations in the Company's revenues from period to period. Any delays in the receipt, or denial of, marketing approvals or material changes to the terms of the agreement with Zeneca would have a material adverse effect on the Company's business, financial condition and results of operations.

     In September 1995, SEQUUS received an approvable letter from the FDA for DOXIL as a treatment for refractory KS. The Company expects its marketing and sales expenses to increase significantly as it prepares for and, if FDA approval is received, proceeds with the commercialization of DOXIL in the United States. In the United States, SEQUUS intends to market and sell its products directly, or possibly co-promote them with strategic partners, and the Company has recruited a marketing and sales group of 19 individuals experienced in the sale of pharmaceutical and biopharmaceutical products. In addition, the Company currently uses Ben Venue, a contract manufacturer, for the commercial-scale manufacturing of its products. If certain regulatory approvals are obtained, the Company expects to incur manufacturing scale-up costs in support of expanded production at Ben Venue.

RESULTS OF OPERATIONS

  Six Months Ended June 30, 1995 and 1994

     Revenues

     Total revenues, of which the majority were product sales, were $1.1 million, during the six months ended June 30, 1995, which were comparable to the $1.0 million recorded in the same period of the prior year. For the six months ended June 30, 1995, 80% of the Company's product sales represent sales of AMPHOTEC to Zeneca as compared to 62% for the first half of 1994. A significant portion of the 1994 and 1995 sales reflect pipeline-filling (inventory) orders.

     Operating Expenses

     Generally, most of the Company's operating expenses are incurred for research and development ("R&D"), including preclinical testing and clinical trials required for new pharmaceutical products. The principal items of R&D expense are personnel costs, costs of clinical trials, clinical production and supplies. R&D decreased to $10.7 million in the first six months of 1995, from $12.9 million in the first six months of 1994, a reduction of $2.2 million. This reduction in expenses resulted from higher spending in 1994 associated with clinical trials in preparation for the NDA filing for DOXIL in the treatment of KS.

     General and administrative ("G&A") expenses increased to $6.2 million in the first six months of 1995 from $3.8 million in the same period in 1994, an increase of $2.4 million, principally reflecting accrued expenses in connection with the departure of certain officers, reduced by decreased legal activities due to the settlement of patent-related litigation.

     Net Interest Income

     Net interest income decreased to $200,000 in the first six months of 1995 from $584,000 in the first six months of 1994, a decrease of $384,000 due to the decrease in cash available for investment.

     Net Loss

     The Company's net loss increased to $15.9 million for the six months ended June 30, 1995 from $15.4 million for the first six months of 1994, an increase of $561,000. The net loss per share was $0.80 in the six months ended June 30, 1995 compared to a net loss per share of $0.81 in the six months ended June 30, 1994.

  Years Ended December 31, 1994 and 1993

     Revenues

     Total revenues for fiscal 1994 decreased to $3.8 million from $6.8 million in 1993, a decrease of $3.0 million. During the year ended December 31, 1994, product sales increased to $3.7 million from $1.3 million in fiscal 1993, an increase of $2.4 million. Ninety-one percent (91%) of the Company's product revenues in 1994 and 39% of the Company's product revenues in 1993 represented AMPHOTEC sales to Zeneca. The increase in sales revenue is attributable principally to the Company's shipments of AMPHOTEC to Zeneca, the majority of which was pipeline-filling (inventory) orders. The prior year revenues also included a signing fee and regulatory milestone payment totaling $5.3 million received from Zeneca.

     Operating Expenses

     In fiscal 1994, R&D expenses increased to $25.4 million from $21.1 million in 1993, an increase of $4.3 million. The increase was principally due to the larger number of ongoing clinical trials and increased patient enrollments. R&D expenses declined in the second half of 1994, principally as a result of the completion of enrollment of patients in certain of the Company's trials of DOXIL.

     G&A expenses increased to $7.6 million in fiscal 1994 from $6.7 million in 1993, an increase of $969,000, principally reflecting increased legal expenses associated with patent litigation, which has since been concluded, and marketing expenses incurred in preparation for product commercialization.

     Net Interest Income

     Net interest income decreased to $1.0 million in fiscal 1994, compared to $1.6 million in 1993, a decrease of $626,000, as the result of the decrease in the Company's available cash for investment offset in part by higher rates.

     Net Loss

     The Company did not receive signing or milestone fees and had higher expenses in fiscal 1994. As a result, the Company's net loss for fiscal 1994 increased to $29.2 million from $19.7 million in 1993, an increase of $9.5 million. The net loss per share was $1.54 in 1994 compared to a net loss per share of $1.05 in the prior year.

  Years Ended December 31, 1993 and 1992

     Revenues

     Total revenues for fiscal 1993 increased to $6.8 million from $718,000 in the prior year, an increase of $6.0 million, primarily due to a signing fee and milestone payment from Zeneca in the amount of $5.3 million. During the same period, sales revenues increased to $1.3 million from $293,000, an increase of $1.0 million, principally because 1993 was the first full year of product sales and included the Company's first shipment of AMPHOTEC.

     Operating Expenses

     In fiscal 1993, R&D expenses increased to $21.1 million from $15.8 million in 1992, an increase of $5.3 million, principally because of expanded patient enrollment in the Company's KS clinical trials.

     G&A expenses increased to $6.7 million in fiscal 1993 from $2.7 million in 1992, an increase of $3.9 million, principally reflecting higher staffing levels and increased legal fees. Legal fees increased from $162,000 to $1.3 million, an increase of $1.1 million, principally as a result of the Company's defense of two patent lawsuits. See Note 6 of the Notes to Financial Statements.

     Net Interest Income

     Net interest income decreased to $1.6 million in fiscal 1993 from $2.4 million in 1992, a decrease of $792,000. The decrease in net interest income was a result of the decrease in the Company's cash available for investment and generally lower interest rates in 1993.

     Net Loss

     As a result of increased expense levels, the Company's net loss for the fiscal year ended December 31, 1993, increased to $19.7 million from $15.4 million in 1992, an increase of $3.7 million. The net loss per share was $1.05 in 1993 compared to a net loss per share of $0.84 in the prior year.

LIQUIDITY AND CAPITAL RESOURCES

     The Company's cash and cash equivalents and investments at June 30, 1995 were approximately $21.5 million, an increase of $9.2 million from $12.3 million at December 31, 1994. This increase represents principally cash provided by equity financing activities offset by operating expenditures.

     The Company's strategy is to fund from its own cash resources the preclinical and clinical development of two of its proprietary products, AMPHOTEC and DOXIL, and the continued research and development of additional STEALTH liposome products. This strategy will require significant operating and capital expenditures including the construction of a pilot production facility which is currently in the planning phase.

     During the six months ended June 30, 1995, the Company raised an aggregate of $27.0 million (net proceeds of $25.2 million) from two equity financings. On March 30, 1995 and April 13, 1995, the Company raised an aggregate of $12.0 million (net proceeds of $11.0 million) from a private placement of 480,000 shares of a new issue of Series A Convertible Reset Preferred Stock and warrants to purchase 808,320 shares of Common Stock. On May 25, 1995, the Company raised $15.0 million (net proceeds of $14.2 million) in a private placement of Units composed of one share of Common Stock and a warrant to purchase one-half share of Common Stock; the warrant is only exercisable if the initial Unit purchaser retains the associated Common Stock for one year. See Note 7 of the Notes to Financial Statements for a description of the terms of these financings. The Company believes that at planned spending rates its existing cash balances, interest income earned thereon, revenues from operations and the net proceeds of this offering will be adequate to fund its planned activities at least through the end of 1996, although it may seek additional financing sooner. There can be no assurance that adequate financing will be available on satisfactory terms, if at all.

     As of December 31, 1994, the Company had Federal and California net operating loss carryforwards of approximately $65.0 million and $8.0 million, respectively. The Company also has Federal and California research and development tax credit carryforwards of approximately $2.5 million and $1.5 million, respectively. The net operating loss credit carryforwards will expire at various dates beginning in 1995 through 2009, if not utilized. Of the $65.0 million Federal net operating loss carryforward, approximately $64.0 million will begin to expire after the year 1999, if not utilized. Utilization of the net operating losses and credits may be subject to a substantial annual limitation due to the ownership change limitations provided by the Internal Revenue Code of 1986 and similar California provisions. The annual limitation may result in the expiration of net operating losses and credits before utilization.

                                    BUSINESS


OVERVIEW

     SEQUUS Pharmaceuticals, Inc. is a leader in the development and commercialization of liposome and lipid-based biopharmaceutical products primarily to treat cancer and certain fungal infections. SEQUUS recently received an approvable letter from the FDA for the use of DOXIL to treat refractory KS. The Company is currently conducting clinical trials for the use of DOXIL to treat certain solid tumors. AMPHOTEC, the Company's first approved product, is being marketed in the U.K. and recently received marketing approval in three additional European countries for treating systemic fungal infections in patients for whom conventional therapy (amphotericin B) is contraindicated due to toxicity or renal failure or for whom previous antifungal therapy was unsuccessful. The Company is further developing its proprietary drug delivery technology, STEALTH liposomes, to address additional indications.

TECHNOLOGY

     When liposomes were discovered in the mid-1960s, scientists believed that liposomes would be a promising candidate for intravenous drug delivery if they could reduce drug toxicity by targeting diseased sites in the body and avoiding healthy tissue. As development of potential liposome products progressed, two serious limitations emerged. First, in many cases these conventional liposomes were attacked by proteins in the blood, causing rupture or premature release of the drug in the bloodstream. Second, liposomes that survived rupture were quickly removed from circulation, primarily by the liver.

     While focusing its research on drugs that would benefit from the reduced toxicity made possible by conventional liposomes, the Company also recognized that the key to improved liposome performance was to solve the two problems that limited the utility of liposomes -- premature drug release and rapid entrapment in the liver. As a result, SEQUUS developed a unique patented liposome capable of avoiding breakdown in the bloodstream and clearance by the body's filtering system. This was achieved by attaching PEG to the surface of the liposome to form the Company's proprietary STEALTH liposomes. Clinical data demonstrate that the chemotherapeutic drug, doxorubicin, encapsulated in STEALTH liposomes has a circulating half-life of approximately 50 hours compared to a half-life of 15 minutes and eight hours for doxorubicin and daunorubicin, respectively, encapsulated in conventional liposomes. This increased half-life enables STEALTH liposomes to concentrate and release the drug in areas of the body where new blood vessels are being formed or where blood vessels have been damaged and are leaky, such as tumors and sites of inflammation and injury. At the same time, STEALTH liposomes preserve the safety advantages of conventional liposomes by significantly reducing peak drug concentration levels, thereby reducing the serious side effects, such as heart damage, of some unencapsulated therapeutic agents.

     An additional significant benefit of STEALTH technology is that drugs can be attached to the PEG on the surface of the liposomes. The Company believes that this should enable it to develop additional drug delivery products using its STEALTH technology.

     The Company employs additional liposome and lipid-based technology in the development of its proprietary products. For example, AMPHOTEC contains a novel lipid-based formulation of amphotericin B to form a stable suspension. The Company believes the stability of the formulation allows a reduction in manufacturing costs, longer shelf-life and easier preparation of the product prior to administration relative to other lipid-based products.

BUSINESS STRATEGY

     The Company's strategy is to build an integrated biopharmaceutical company that develops, clinically tests, obtains regulatory approval of and commercializes innovative drug formulations of existing and new therapeutics based primarily on proprietary STEALTH liposome technology. The Company intends to focus its near-term efforts on: (i) obtaining approval of and commercializing DOXIL and AMPHOTEC in the United States and selected international markets; (ii) expanding the use of its products by establishing clinical efficacy in a range of additional indications; (iii) developing new products by encapsulating other drugs in

STEALTH liposomes; and (iv) expanding, either alone or through strategic alliances, the STEALTH platform to create additional methods of drug delivery.

     If FDA approvals are obtained in the United States, SEQUUS expects to market and sell its products directly, or possibly co-promote them with strategic partners, and it has recruited a sales and marketing group experienced in the sale of pharmaceutical and biotechnology products. Outside of the United States, the Company's strategy is to market its products in conjunction with corporate partners. In addition to marketing its own proprietary products, SEQUUS may in-license rights to other products applicable to its target markets.

     SEQUUS currently uses a contract manufacturer for the commercial-scale production of its products, thus deferring the need to invest in manufacturing infrastructure in the near term while retaining future flexibility.

PRODUCTS AND PRODUCTS UNDER DEVELOPMENT

     The table on the following page lists the primary therapeutic indications for and current status of SEQUUS' principal products, potential products under development and research projects. The table is qualified in its entirety by reference to the more detailed descriptions elsewhere in this Prospectus Supplement.

                       PRODUCTS AND DEVELOPMENT PROJECTS

                                                                                                         MARKETING/
   PRODUCT/DEVELOPMENT             PRIMARY INDICATION(S)                     STATUS(1)               DISTRIBUTION RIGHTS
-------------------------    ----------------------------------    ------------------------------    -------------------
DOXIL                        Refractory KS                         FDA approvable letter             SEQUUS
  (STEALTH                   KS (first-line therapy)               Phase III; MAAs submitted in      SEQUUS
  doxorubicin)                                                     15 EU countries
                             Ovarian cancer                        Phase II                          SEQUUS
                             Breast cancer                         Phase I/II (Europe); Phase II     SEQUUS
                                                                   Planned (U.S.)
                             Primary liver cancer                  Phase I/II                        SEQUUS
                             Prostate cancer                       Phase II                          SEQUUS
                             Small cell lung cancer                Phase II planned                  SEQUUS
                             Doxorubicin refractory tumors         Phase II planned                  SEQUUS
                             Solid tumor combination               Phase I/II planned                SEQUUS
                             chemotherapy (e.g. DOXIL/Taxol)                                         (DOXIL only)

AMPHOTEC                     EU: Systemic fungal infections        Approved in the U.K., Ireland,    Zeneca
  (Lipid-based               where amphotericin B therapy          Finland and Russia; MAAs
  amphotericin B)            has failed or is contraindicated      submitted in 11 other EU
                                                                   countries
                             U.S.: Refractory aspergillosis        NDA submission planned            SEQUUS
                             Aspergillosis (first line therapy)    Phase III                         SEQUUS/Zeneca(2)
                             Fever of unknown origin               Phase II                          SEQUUS/Zeneca(2)

SPI-77                       Solid tumors                          Preclinical                       SEQUUS
  (STEALTH
  cisplatin)

SPI-49                       Solid tumors                          Preclinical                       (3)
  (Monoclonal antibodies)

SPI-42 AND SPI-29            Heart attack, stroke and              Preclinical                       (3)
  (Small molecules)          angiogenesis

SPI-40                       Solid tumors                          Research                          SEQUUS
  (Radio-
  sensitizer)

SPI-01                       Genetic diseases                      Research                          (3)
  (Gene therapy)

--------------------------------------------------------------------------------
(1) The meanings of terms used to describe the status of the Company's product development activities are as set forth below. See "-- Government Regulation" for a more complete description.
    "NDA": "New Drug Application" filed with FDA for approval to market product for certain treatment indications.
    "NDA submission planned": The Company intends to submit the NDA within six months. No assurance can be given that the NDA will be submitted when planned or that it will be accepted.
    "MAA": "Marketing Authorization Application" (the European equivalent of a
    NDA).
    "FDA approvable letter" indicates that the FDA may approve the drug for marketing upon satisfactory response to labeling, chemistry, manufacturing and control items.
    "Phase I/II" clinical trials: Safety and efficacy tests in human patients required to file a NDA or a MAA and seek approval to commercialize in the U.S. and abroad.
    "Phase II" clinical trials: Testing of compounds in humans for safety and efficacy in a limited patient population.
    "Phase II planned": The Company intends to commence Phase II clinical trials within approximately the next 12 months. No assurance can be given that Phase II clinical trials will begin when planned, or at all.
    "Phase III" clinical trials: Testing of compounds in humans for safety and efficacy compared to a controlled population not receiving the drug or combination of drugs under study.
    "Preclinical": Laboratory pharmacology and/or toxicology testing. "Research": Early stage work to explore feasibility.
(2) SEQUUS has all rights in the U.S., Canada and Japan; Zeneca has distribution rights in the rest of the world. See "-- Strategic Alliances."
(3) SEQUUS is working with one or more additional parties, and commercialization rights are under discussion.

  DOXIL for Treating Refractory KS

     Patients with AIDS have an increased incidence of developing certain cancers. The most common cancer in this group of patients is KS, a tumor that occurs only rarely in the general population. The most characteristic features of KS are disfiguring soft nodules or tumors (usually reddish purple or brown). Such tumors frequently occur on the surface of the skin, including the face, feet or legs, and can cause painful swelling or limit mobility. Less frequently, KS involves vital organs such as the lung where it may cause shortness of breath, and the gastrointestinal tract where it may cause internal bleeding.

     Interferon is currently the only FDA-approved treatment for KS, but it is effective only for patients who have less advanced forms of AIDS. Interferon is associated with side effects such as fever and flu-like symptoms. When KS patients are no longer responsive to interferon, they are commonly treated with the same chemotherapy agents that are used for other types of cancers. The ones used most commonly for KS include generic doxorubicin, bleomycin, and vincristine in combination ("ABV") or bleomycin and vincristine in combination ("BV"). The combination of all three drugs generally results in side effects such as neutropenia (decrease in white blood cells), nausea, vomiting, hair loss, rash, numbness and tingling of the hands and feet and increased susceptibility to bleeding because of a reduction in platelets. Patients with AIDS are often more sensitive to the side effects of chemotherapy than non-HIV patients, and this is often manifested as an increased incidence of infection or bleeding when chemotherapy is given. For this reason, the doses of these drugs must frequently be reduced in order to limit side effects. There is no established therapy for refractory KS.

     The Company has conducted clinical trials of DOXIL, a STEALTH liposome formulation of generic doxorubicin. To support the Company's NDA filed with the FDA in September 1994, the Company submitted data from 77 refractory KS patients from an open label Phase II clinical trial. A subset of these, the evaluable patients, demonstrated a tumor response rate ranging from 27% to 48%, depending on the method of assessment. The Company also included safety data on 705 patients in the NDA which showed that DOXIL was generally well tolerated with manageable side effects. See "-- Results of KS Clinical Trials."

     In September 1995, SEQUUS received a FDA approvable letter for DOXIL as a treatment for refractory KS in accordance with the FDA's procedures for Accelerated Approval of New Drugs for Serious or Life Threatening Illnesses. According to the terms of this letter, the FDA may approve the marketing of DOXIL upon the Company's satisfactory response to outstanding items regarding labeling and chemistry, manufacturing and control. SEQUUS recently submitted a response to the items raised by the FDA in the approvable letter, although there can be no assurance that such response will be adequate to meet the FDA's requirements. Accelerated approval regulations require that an applicant study an investigational drug following product launch to verify and describe the drug's clinical benefit. In the letter, the FDA acknowledged SEQUUS' commitment to a post-marketing clinical trial designed to meet accelerated approval requirements. There can be no assurance that final approval will be obtained on a timely basis, if at all, and under FDA accelerated approval regulations, the FDA may withdraw approval following product launch if the Company fails to show due diligence in conducting post-marketing studies or if these studies fail to demonstrate clinical benefit to the FDA's satisfaction.

     The Company has submitted MAAs for DOXIL in 15 EU countries seeking approval to use DOXIL in the first line treatment of KS, and the Company has received a set of questions to which the Company is preparing responses. The U.K. will act as the sponsoring country (rapporteur) for DOXIL. There can be no assurance that the CPMP, which is composed of representatives from the respective regulatory bodies in the EU countries, will determine that the Company's clinical data have provided evidence of safety and efficacy in humans adequate to support approval or that any of the MAAs will be approved on a timely basis, if at all.

  DOXIL for Treating Solid Tumors

     Most solid tumors are treated by surgery, radiation, chemotherapy or a combination of these therapies. When used appropriately, chemotherapy can relieve suffering, and sometimes prolong life. However, only a very small percentage of patients with cancer are cured by the use of chemotherapy alone. This is especially true for common solid tumors, such as cancer of the lung, breast, ovary and colon. The drugs used are associated with considerable toxicity. The side effects include increased susceptibility to infection due to a reduction in white blood cells, nausea, vomiting, hair loss, rash, numbness and tingling of the hands and feet and increased susceptibility to bleeding due to a reduction in platelets. In almost all cases where chemotherapy is effective, a combination of drugs is used. Generally, the drugs chosen to be used in a combination are those that have different side effects. For example, the combination might include two drugs that are known to cause tumor shrinkage, one of which causes a depression of the white blood cell count that has little effect on the nervous system while the other may have a lesser effect on the white blood cell count but causes numbness and tingling. Because these drugs have different side effects, each can be used at a higher dose than if two drugs were used that had the same side effect. Because of the limited benefits of chemotherapy for most solid tumors and the toxicities of the treatments used, physicians are constantly searching for drugs that are more effective, less toxic, or, ideally, both more effective and less toxic.

     The Company is conducting clinical trials on the use of DOXIL for a number of solid tumors described below. The clinical results reported below are preliminary and may not be indicative of results that may be obtained in an expanded patient population.

     - Ovarian cancer. Ovarian cancer is the fifth most common tumor in women in the United States according to the American Cancer Society, which estimates that in 1995 the annual incidence in the United States will be approximately 26,600. Surgical removal of the ovary is typically performed in early stages of the disease, sometimes in conjunction with chemotherapy. Chemotherapy is typically used in advanced stages of the disease, often without surgery. Chemotherapy has been shown to reduce symptoms and prolong the survival of patients with this cancer. The most effective drugs, and those now used most often in first line treatment, are cisplatin or carboplatin and Taxol, usually in combination. Doxorubicin is also used against ovarian cancer, but is not considered as effective. The Company is currently conducting Phase II clinical trials of 35 patients using DOXIL in patients who have failed cisplatin and may also have been treated with Taxol. The patients are being treated with doses of 50 mg/M2 every three to four weeks.

     - Breast cancer. Breast cancer is the most common tumor in women in the United States according to the American Cancer Society, which estimates that in 1995 the annual incidence in the United States will be approximately 182,000. Standard therapy may involve a mastectomy (removal of the mammary gland), a lumpectomy (removal of the tumor) and radiation therapy and chemotherapy, or some combination of these. Among solid tumors, breast cancer is generally considered one of the most responsive to chemotherapy. There are currently seven drugs approved by the FDA to treat breast cancer: (in order of relative efficacy) cyclophosphamide, doxorubicin, Taxol, thiotepa, methotrexate, 5-fluorouracil and vinblastine. The most common combinations of drugs are cyclophosphamide, methotrexate, and 5-fluorouracil and cyclophosphamide and doxorubicin. Taxol is the most recently approved drug. Currently it is approved only as a second line treatment for patients who have failed doxorubicin therapy. The Company is currently conducting a Phase I/II clinical trial in Europe. As of September 16, 1995, 52 patients had been treated with doses of DOXIL ranging between 40-60 mg/M2 at intervals of every three to four weeks.

     - Primary liver cancer. Although relatively uncommon in the United States, primary liver cancer results in the largest number of cancer deaths in parts of Asia and Africa. Currently, doxorubicin is the only recommended chemotherapeutic regime for the treatment of primary liver cancer. Surgery is indicated in only a small proportion of patients. The Company has recently initiated a Phase I/II dose escalation clinical trial. Doses are currently administered at 50 mg/M2 every three to four weeks. The Company plans to initiate Phase II clinical trials by the first half of 1996.

     - Prostate cancer. This is the most common cancer among men in the United States. The American Cancer Society estimates that in 1995, the annual incidence in the United States will be approximately 244,000. The most commonly used therapies are surgery, radiation or a combination of both. Chemotherapy is used relatively infrequently due to its toxicity and the generally elderly patient population. Although prostate cancer is responsive to a variety of chemotherapies, it has not been shown that these will substantially prolong survival. The most effective agents include cisplatin, doxorubicin, estramustine phosphate, and 5-fluorouracil. At present there are no standard or widely accepted combinations. The Company has initiated a Phase II study treating prostate cancer with DOXIL and expects to begin treating patients by the end of 1995.

     - Small cell lung cancer. Among the various types of cancer of the lung, this sub-type has the worst prognosis but, at the same time, is most sensitive to chemotherapy. Based on American Cancer Society data, the Company estimates that the annual incidence of small cell carcinoma will be approximately 42,500 in the United States in 1995, and almost all of these patients will be treated with chemotherapy. Combinations of drugs will both decrease patient symptoms and prolong survival. The most common drugs used for this disease are cisplatin, etoposide, doxorubicin, cyclophosphamide and mitomycin C. Most combinations used today include cisplatin and etoposide. However, a combination of cyclophosphamide, doxorubicin and cisplatin is also widely used. The Company plans to initiate clinical trials of DOXIL in this disease in the first half of 1996.

     - Other solid tumors. Small numbers of additional patients with different types of solid tumors have also been treated with DOXIL. Antitumor responses were observed in renal cancer, mesothelioma and head and neck cancer. No responses to DOXIL were observed in patients with non-small cell lung cancer. The Company believes that the numbers of patients involved in these studies are too small for any conclusions to be drawn.

     As of September 16, 1995, DOXIL has been studied in more than 190 patients with many types of solid tumors, including those listed above. The side effect from doxorubicin that limits how much of the drug may be given, and thus limits the amount of drug that can reach the tumor, is suppression of the patient's white blood cell count. For this reason, it is standard medical practice to reduce the dose of doxorubicin whenever a patient demonstrates very low white blood cell counts during treatment. In addition, since most of the drugs used to treat cancer have a similar effect on the white blood cell count, the dose of each drug must be reduced when several drugs are used together. Preliminary clinical trial results indicate that there is relatively less depression of the white blood cell counts from treatment with DOXIL compared to doxorubicin. Instead, the side effect that limits how much DOXIL can be given is palmar-plantar erythema (reddening of the skin; sometimes swelling and pain in the hands, feet, and other pressure points; and, infrequently, loss of superficial skin). The Company believes that this difference in the principal toxicity from using DOXIL compared to doxorubicin reflects the change in distribution of DOXIL with relatively less going to the bone marrow where white blood cells are made and more going to other areas of the body. Because of the long circulation time of DOXIL, variations in palmar-plantar erythema seen in individual patients are controlled by increasing the time-period between doses rather than by reducing dose. Practically this means that it may not be necessary to reduce the doses of DOXIL when combining it with other drugs that cause depression of the white count, and this may eventually prove to be another way in which the total amount of drug reaching the tumor is increased. The Company believes that DOXIL may be associated with less hair loss, nausea and vomiting, but more mouth sores, than might be expected with a conventional dose-schedule of doxorubicin.

     SEQUUS plans to initiate Phase I/II clinical trials of combination DOXIL/Taxol therapy in patients afflicted with ovarian or breast cancer. In addition, the Company plans to initiate a Phase I/II clinical trial of cyclophosphamide and DOXIL in breast cancer. The Company also plans to initiate Phase II clinical trials with DOXIL for the treatment of certain tumors refractory to doxorubicin.

  Results of KS Clinical Trials

     The pivotal trial used by SEQUUS in its NDA included 383 patients treated with DOXIL alone at a dose of 20 mg/M2 once every three weeks. A cohort of 77 patients with advanced KS was retrospectively identified as having disease progression while receiving conventional chemotherapy or as being intolerant to this conventional therapy. Forty-nine of the 77 patients had received prior doxorubicin therapy. In contrast to the study of other patients, there are two established methods for assessing the responses of KS to chemotherapy. SEQUUS used both methods in compiling its NDA: the "investigator assessment" based on the treating physician's assessment of changes in the lesions on the patient's entire body and the "indicator lesion" assessment based on changes in the characteristics of up to five representative lesions. As reviewed by the FDA, 34 patients were evaluable using the investigator assessment of response. Of these, 27% achieved a partial response (primarily due to flattening of at least 50% of previously raised lesions), 29% had stable disease, and 44% had disease progression. Again based on the FDA review, using the indicator lesion assessment, 42 patients were evaluable. Of these, 48% achieved a partial response (primarily based on flattening of at least 50% of previously raised lesions), 26% had a stable disease, and 26% had disease progression. Similar results were also observed in those patients who received doxorubicin as part of their prior systemic chemotherapy. In these patients, six of 20 evaluable patients achieved a partial response using the investigator assessment, and 12 of 23 evaluable patients achieved a partial response using the indicator lesion method of assessment. Generally, a "partial" response is a reduction in the size of a lesion or tumor by at least 50%, and a "complete" response is a reduction in the size of a lesion or tumor so that there is no measurable tumor remaining.

     Many of the patients in this study had received prior doxorubicin treatment and had become refractory to doxorubicin. The response rate to DOXIL among these patients was substantially the same as that for patients who had not previously received doxorubicin. This observation occurred in patients whose KS lesions had grown while receiving doxorubicin immediately before beginning treatment with DOXIL. The Company plans to pursue this observation in other tumor types.

     The side effects observed in the patients treated with DOXIL were somewhat difficult to evaluate because these patients were usually receiving other drugs and had many symptoms from their underlying AIDS. The major side effect of DOXIL was a decrease in white blood cell count in 60% of the patients. Investigators scored this leukopenia as "severe" for 26% of the patients. Only 1.5% of the patients discontinued treatment due to the effect of DOXIL on the white blood cells. However, only 5% of the patients had sepsis; of this 5%, the investigators felt that the infection was related to treatment with DOXIL in only 0.7% of the patients. There was also an acute reaction in some patients consisting of flushing, facial swelling, chills, headache, hair loss, nausea, vomiting and sometimes a fall in blood pressure. Approximately 3.4% of the patients experienced palmar plantar erythema, and approximately 4.3% of the patients experienced cardiac events that were thought to be possibly or probably related to DOXIL. None of the patients who experienced palmar plantar erythema withdrew from the study due to this adverse event.

     In a study to determine the cardiotoxicity of DOXIL, five patients with KS who had received cumulative doses of DOXIL underwent heart biopsies. The Company believes these biopsies demonstrated little or no doxorubicin-induced cardiac damage. This is in contrast to the higher degree of damage historically demonstrated with similar cumulative doses of doxorubicin alone.

     Subsequent to the submission of the NDA, SEQUUS has completed two Phase III trials of DOXIL as first line therapy in previously untreated patients. In one of these, patients were randomized to receive either DOXIL or ABV, and in the other the patients received either DOXIL or BV. These results have not yet been fully analyzed, but a preliminary analysis of the DOXIL/ABV trial suggests a favorable response rate and less toxicity among patients receiving DOXIL alone compared to the ABV combination. There can be no assurance that these preliminary results will be supported by additional analysis.

  AMPHOTEC

     Systemic fungal infections are serious illnesses with high mortality rates, which occur primarily in patients whose immune systems have been compromised. In addition to its prevalence in AIDS patients, the incidence of such infections is increasing with the more aggressive use of chemotherapeutics for cancer and immuno-suppressive drugs for organ transplants. Currently, amphotericin B is the standard treatment for patients with severe fungal infections that do not respond to other drugs. Amphotericin B is a well established drug whose use is widespread. Unlike newer compounds, such as Diflucan, which inhibit growth of fungal infections, amphotericin B works to kill the fungus. As a result, amphotericin B is considered to be the most powerful anti-fungal drug available and is used when other compounds fail. However, amphotericin B has a number of serious side effects, the most significant of which is renal toxicity. In many cases, treatment with amphotericin B must be discontinued because of renal impairment.

     The Company developed AMPHOTEC, a lipid-based colloidal dispersion of amphotericin B, to provide effective therapy while reducing the dose-limiting toxicities typically associated with conventional amphotericin B. AMPHOTEC is produced in a lyophilized dosage form with a shelf-life at room temperature of over two years. SEQUUS has formulated AMPHOTEC so that the product readily reconstitutes with water for injection and is stable after reconstitution.

     Based upon clinical studies, the Company believes that AMPHOTEC is a safe and effective agent for use in treating a variety of life-threatening fungal infections that are increasingly common in immuno-compromised patients -- those who have undergone organ or bone marrow transplants, are being treated with chemotherapeutic compounds that suppress the immune system or have leukemia or AIDS. The most common fungal infections include candidiasis, aspergillosis, histoplasmosis and cryptococcal meningitis. Aspergillosis is generally believed to be the most difficult to treat.

     AMPHOTEC is believed to have efficacy comparable to amphotericin B, but with reduced incidence of renal failure in comparison to standard amphotericin. Based upon five open label Phase II clinical trials, 149 of 260 patients were reported to have had a therapeutic response, including 39 of 80 responses with aspergillosis and 75 of 107 patients with candida infections. Accordingly, three major market segments have been identified. These include patients with severe fungal disease for whom amphotericin B has failed, patients with aspergillosis and possibly other severe fungal infections who have not yet been treated and patients with fever of unknown origin ("FUO").

     Severe fungal infections. Patients who have severe fungal infections and who have failed amphotericin B, usually because of dose limitations related to renal toxicity, are the best candidates for AMPHOTEC. In essence, these patients have limited options as they will either die from the fungal infection or suffer possibly fatal kidney failure.

     Aspergillosis. Patients diagnosed with aspergillosis but who have not yet been treated with amphotericin B constitute the second group of potential patients for AMPHOTEC. Some percentage of this group will be candidates for AMPHOTEC based on a prior history of kidney problems or a risk profile that suggests that amphotericin B is contraindicated. Subject to regulatory approval and reimbursement, these patients may be given AMPHOTEC because the physician does not want to expose them to the risk of renal impairment or because the cost of managing the potential side effects of amphotericin B may be excessive. In cases where aspergillosis is neither diagnosed nor strongly suspected, other less toxic agents may be administered instead of amphotericin B.

     FUO. Patients who have FUO potentially represent the largest number of candidates for AMPHOTEC, but market penetration is expected to be lower than for those actually diagnosed with severe fungal infections. FUO patients may have a fungal infection, but their fever may also be caused by other factors, including bacterial infections which would respond to standard antibiotic therapy. Moreover, if the cause of the fever is a fungal infection, it is most likely candidiasis which can be treated with amphotericin B, but which also responds to other treatments with fewer side effects. Current medical practice is to treat these patients with antibiotics first and then evaluate other agents if the fever does not respond to the antibiotic therapy. Because of its side effect profile, use of amphotericin B in FUO patients prior to a confirmation of fungal infection is relatively rare.

     AMPHOTEC has been approved in the U.K. since August 1993, in Ireland since October 1994, in Finland since June 1995, and in Russia since July 1995 for treating systemic fungal infections in patients for whom conventional amphotericin B is contraindicated due to toxicity or renal failure or for whom previous antifungal therapy was unsuccessful. Under an August 1993 agreement with Zeneca, Zeneca has marketing and distribution rights to the drug worldwide, except for the United States, Canada and Japan. Zeneca has been marketing AMPHOTEC in the U.K. since May 1994 but has experienced limited sales. See
"-- Strategic Alliances."

     The Company and Zeneca have submitted MAAs for AMPHOTEC in 11 other EU countries and similar applications in other countries. The EU submissions were made in accordance with the CPMP multistate procedures. On September 13, 1995 the CPMP reviewed the Company's application for product marketing approval. Germany, France, Spain, Greece and Luxembourg did not accept the MAAs. Based primarily on the CPMP review, SEQUUS believes national approvals will be forthcoming in Austria, Denmark, Italy, The Netherlands, Portugal and Sweden, although the CPMP is an advisory committee only, its vote is not binding on member countries, and there can be no assurance that approvals will be forthcoming on a timely basis, or at all. In addition, the CPMP review indicates that Belgium can approve AMPHOTEC for marketing upon the receipt of additional clinical information, although there can be no assurance that the Company will be able to provide additional data or, if provided, that approval will be forthcoming on a timely basis, or at all. If approvals are received, SEQUUS and Zeneca intend to negotiate pricing in each of these countries, which the Company believes will take as long as six to 12 months following marketing approval. The Company and Zeneca will continue to work with certain of the non-approving countries to meet their requirements for approval, if possible. There can be no assurance that marketing approval will be received for AMPHOTEC in any of these countries. See "-- Government Regulation."

     Based on the results of five open label AMPHOTEC clinical trials conducted in patients with disseminated fungal disease, SEQUUS is currently preparing, and plans to submit within the next six months, a NDA for AMPHOTEC treating patients with aspergillosis and renal impairment. There can be no assurance that the Company will submit the NDA for AMPHOTEC, that such NDA, if submitted, will be accepted for filing by the FDA, that the FDA will determine that the Company's NDA provides sufficient evidence of safety and efficacy in humans adequate to support FDA approval or that the NDA will be approved in a timely manner, if at all.

     SEQUUS is conducting a Phase III double-blind, randomized study comparing AMPHOTEC with amphotericin B in treating patients with first-line aspergillus infections and has initiated a Phase II double blind study for the treatment of patients with FUO who have not responded to antibiotic therapy. There can be no assurance that the Company will complete either of these clinical trials, that the results of such trials, if completed, will demonstrate the safety and efficacy of AMPHOTEC in treating aspergillosis or any other fungal disease, or that a NDA amendment, if filed by the Company, will be accepted or approved by the FDA.

     The development of new pharmaceutical products is subject to a number of significant risks. Potential products that appear to be promising at various stages of development may not receive regulatory approval, reach the market or achieve widespread use for a number of reasons. For example, DOXIL is being clinically tested in various types of solid tumors. Although the Company believes that preliminary results suggest activity in some but not all of these tumors, these results are not conclusive nor are they predictive of future results. Moreover, even when a drug does demonstrate activity, this does not mean it will prove sufficiently effective to be better than existing therapies. The reasons for a product not being successful include the possibilities that the potential products will be found insufficiently effective or unduly toxic during preclinical testing or clinical trials, fail to receive necessary regulatory approvals, be difficult to manufacture on a large scale, be uneconomical to market or not achieve market acceptance, be inferior or significantly later to market than competing products or be precluded from commercialization by proprietary rights of third parties. There are a number of challenges the Company must address successfully to develop commercial products in each of its development programs. The Company's potential products will require significant additional research and development efforts, including process development and significant additional clinical testing, prior to any commercial use. There can be no assurance that the Company will successfully address any of these technological challenges, or others that may arise in the course of development. In addition, the Company may not have sufficient resources to commercialize new products successfully.

     Successful product development requires, among other things, the design and completion of clinical trials. The rate of completion of the Company's clinical trials is dependent upon, among other factors, the rate of patient enrollment. Patient enrollment is a function of many factors, including the size of the patient population, the nature of the protocol, the Company's ability to manage the clinical trial, the proximity of patients to clinical sites and the eligibility criteria for the study. Several factors, such as delays in planned patient enrollment may result in increased costs and delays, or termination of clinical trials prior to completion, which could have a material adverse effect on the Company.

RESEARCH AND DEVELOPMENT

     The primary focus of SEQUUS' ongoing product development and research efforts is to capitalize on the STEALTH liposome technology. This includes identifying additional therapeutic drugs that can be formulated using the existing technology and creating advanced applications by attaching therapeutics to the outside of the STEALTH liposome to expand its possible applications. The Company is conducting exploratory programs with other companies and, in some cases, is dependent upon these companies for their technologies.

     The following is a brief summary of the Company's additional research and development projects:

     Encapsulation of Other Drugs in STEALTH Liposomes. SEQUUS has developed STEALTH liposome formulations of other anticancer drugs such as vincristine and cisplatin. The Company has undertaken preclinical development of its cisplatin formulation, which it calls SPI-77. While effective in the treatment of many solid tumors, cisplatin is characterized by considerable toxicity. Therefore, a STEALTH liposome formulation has the potential to be less toxic than free cisplatin while achieving the efficacy advantages of tumor targeting. If successful, SPI-77 would complement DOXIL in the Company's product line because cisplatin is often used to treat tumors that are not responsive to doxorubicin. Preclinical studies have demonstrated that, relative to free cisplatin, SPI-77 has a prolonged circulation time, enhanced antitumor activity and less chronic renal and bone marrow toxicity.

     DOXIL, Monoclonal Antibody Combination Therapy (Co-therapy). The Company believes that monoclonal antibodies to growth factor receptors may slow the growth of human cancers. Clinical studies also suggest that monoclonal antibodies in combination with chemotherapy drugs, such as doxorubicin and cisplatin, appear to be more effective than the chemotherapy agent or the monoclonal antibody alone. The Company believes that the results of preclinical studies conducted by SEQUUS in collaboration with a biotechnology company suggest that the therapeutic effect of monoclonal antibodies combined with DOXIL is greater than the combination of monoclonal antibodies and free doxorubicin. SEQUUS is conducting feasibility studies to evaluate combining DOXIL with monoclonal antibodies to treat a broad array of solid tumors. This project has been named SPI-49. If preclinical tests are successful, the Company intends to proceed with clinical development in collaboration with the biotechnology companies providing the monoclonal antibodies.

     Small Molecules. Recent advances in drug development have resulted in small molecule drugs that have the potential for therapeutic efficacy with reduced toxicity, but they are generally cleared rapidly from the body. Several of these small molecules can be attached to the PEG on the surface of the long-circulating STEALTH liposomes to present a large number of binding sites. SEQUUS has begun to study the application of this technology to two small molecules. The Company has named this project SPI-42. One of these molecules, a small peptide called YIGSR, is an angiogenesis inhibitor which blocks a cancer's ability to form new blood vessels. The Company believes this drug might inhibit the local growth and spread of many different types of cancer. The other small molecule, part of a natural carbohydrate called sialyl Lewisx, blocks the passage of white blood cells into sites of inflammation and lessens the damage caused to organs when blood flow is temporarily stopped, such as during a heart attack or stroke. The Company is conducting preclinical studies using these molecules in conjunction with STEALTH liposomes for these indications. Results in a preclinical heart attack model indicate that, relative to the free sialyl Lewisx, the same level of protection against reperfusion damage is achieved with 30-fold less drug when presented on STEALTH liposomes.

     Radiosensitizers. SEQUUS is also conducting several preclinical programs focused on placing established radiosensitizers in STEALTH liposomes, which the Company calls SPI-40. Radiosensitizers are agents that amplify the effect of radiation therapy on tumor cells. The Company believes that this would enhance the utility of radiosensitizers by increasing their concentration at the site of the tumor and decreasing their concentration in other tissues.

     Gene Therapy. SEQUUS is conducting basic research projects in collaboration with academic institutions and other companies to develop a liposome delivery system for gene therapy, called SPI-01. Although less specific than gene therapy delivery systems that utilize retroviruses, the Company believes that liposome-based delivery of genetic material may provide a safer and more effective method of administering gene therapy.

     The Company's research and development expenses for 1992, 1993 and 1994 were $15.8 million, $21.1 million and $25.4 million, respectively.

MARKETING AND SALES

     If FDA approvals are obtained in the United States, SEQUUS expects to market and sell its products directly, or possibly co-promote them with strategic partners. In this regard, the Company has hired a sales force experienced in the sale of pharmaceutical and biotechnology products of 19 individuals in anticipation of FDA approval to market DOXIL to physicians, hospitals and clinics, including managed care providers. Each salesperson is assigned to handle sales within a specific geographic territory as well as to facilitate reimbursement with third-party payors on behalf of the Company's customers. The Company intends to expand this sales force if warranted. The Company intends to invest significant resources and management time in developing its sales and marketing organization.

     The sales force has substantial experience in selling oncology products. However, the Company has no experience in marketing and selling its products. In addition, the loss of certain key sales personnel would delay and adversely impact the sales effort and would have a material adverse effect on the Company's business, financial condition and results of operations. There can be no assurance that the Company will be able to implement its marketing plan successfully. If the Company enters into any marketing partnerships in the United States, such as those currently under discussion, this would significantly reduce the Company's margins on these products. There can be no assurance that the Company will be able to establish such a marketing and sales organization successfully or manage its marketing organization successfully.

     Outside of the United States, the Company's strategy is to establish marketing and distribution agreements with pharmaceutical companies, agents or distributors. Pursuant to this strategy in August 1993, the Company signed a distribution agreement with Zeneca under which Zeneca obtained marketing rights to AMPHOTEC in most European countries. In March 1994, SEQUUS and Zeneca announced the expansion of their August 1993 agreement to cover all countries not previously covered with the exception of the United States, Canada, Japan and selected small markets. The Company is also engaged in discussions with several pharmaceutical and biotechnology companies regarding marketing and sales alliances for DOXIL, although there can be no assurance that such discussions will lead to an agreement on terms satisfactory to the Company, or at all. Under the terms of a financing completed in May 1995, the Company granted the investors the first right to negotiate with the Company to participate in the commercial development of DOXIL in certain Asian countries excluding Japan. These negotiations are currently in progress. If Zeneca or any other distributor were to terminate its agreement with the Company or be unsuccessful in meeting its sales objectives, the Company's business, financial condition and results of operations would be materially adversely affected. Sales of AMPHOTEC to date have been below expectations, and Zeneca and the Company have initiated discussions regarding amendments to their agreement. See "Management's Discussion and Analysis of Financial Condition and Results of
Operations -- Overview" and "-- Strategic Alliances".

MANUFACTURING AND PRODUCTION

     SEQUUS' present internal manufacturing capabilities are limited to producing products for preclinical development. The Company is dependent on Ben Venue to manufacture commercial-scale quantities of AMPHOTEC and DOXIL pursuant to supply agreements. SEQUUS has established production technologies for AMPHOTEC and DOXIL which it is applying at Ben Venue, a United States-based contract manufacturer of parenteral drug products, pursuant to supply agreements for commercial-scale manufacturing. As of September 1995, SEQUUS and Ben Venue have manufactured 13 commercial-scale batches of DOXIL, including the three registration batches which are required as part of the FDA's NDA approval process. In February 1995, the Company announced that the FDA had satisfactorily completed its pre-approval inspection of Ben Venue's facility, processes and procedures for DOXIL. There can be no assurance, however, that Ben Venue and the Company will continue to meet FDA or product specification standards for the manufacture of DOXIL, that Ben Venue and the Company will meet FDA standards for the manufacture of AMPHOTEC or that the Company's manufacturing goals can be met in a consistent and timely manner. There is only a limited number of contract manufacturers with the capability of manufacturing AMPHOTEC and DOXIL, and any alternative manufacturer would require regulatory qualification to manufacture the product which would likely take several months. The Company has not qualified alternative manufacturers for its products. In the event of any interruption of supply from the contract manufacturer due to regulatory or other causes, there can be no assurance that the Company could make alternative manufacturing arrangements on a timely basis, if at all. Such an interruption would have a material adverse effect on the Company's business, financial condition and results of operations. See "-- Government Regulation."

     SEQUUS devotes considerable resources to developing manufacturing technologies and process controls for its products to achieve and maintain regulatory approval, suitable shelf-life, stability and ease of use. Such activities include scaling up production methods, developing quality control systems, establishing batch-to-batch reproducibility, testing sterilization methods, establishing reliable sources of raw materials and synthesizing new proprietary raw materials (such as the chemical linkers used to attach monoclonal antibodies to STEALTH liposomes). Generally, the equipment used in SEQUUS' processing technologies is commercially available in industrial sizes and is currently used in pharmaceutical industry operations.

     In the future, SEQUUS may elect to manufacture some or all of its products internally in lieu of using third-party contract manufacturers. However, the Company does not currently have a commercial-scale manufacturing facility and, as a result, an election by the Company to pursue in-house manufacturing would require the commitment of significant capital and other resources. The Company currently has no plans to develop in-house a commercial manufacturing facility. The Company has produced and will continue to endeavor to produce certain of its products in quantities sufficient for clinical trials in compliance with the FDA's Good Manufacturing Practices ("GMPs"). However, SEQUUS expects to continue to use contract manufacturers for final processing and packaging of the clinical supplies that SEQUUS itself produces.

     The Company relies on certain suppliers of key raw materials to provide an adequate supply of such materials for production of finished products. Certain materials are purchased from single sources. In particular, amphotericin B and doxorubicin HCl are currently each supplied to the Company by single sources, and the number of alternative sources is severely limited.

     On February 15, 1994, the Company entered into a five-year, sole-source supply agreement with A.L. Laboratories, Inc. ("A.L. Labs") to supply the Company with amphotericin B for AMPHOTEC. Under the agreement the Company is required to purchase its forecasted three months requirements. The agreement may be automatically renewed for one-year periods unless either party provides the other party with six months notice prior to the expiration of the current term. The Company agreed to indemnify A.L. Labs for certain liabilities.

     On September 27, 1994, the Company entered into a five-year, principal-source supply agreement with Meiji Seika Pharma International Ltd. ("Meiji Seika") to supply the Company with doxorubicin for DOXIL. Under the agreement the Company is required to purchase its forecasted three months requirements in yen. The agreement may be automatically renewed for one-year periods unless either party provides the other party with six months notice prior to the expiration of the current term. The Company agreed to indemnify Meiji Seika for certain liabilities.

     Although the Company has supply agreements in place with the suppliers of its key raw materials, the number of alternative qualified suppliers of key raw materials required for the manufacture of AMPHOTEC and DOXIL is limited. The disqualification or loss of a sole-source supplier could have a material adverse effect on the Company because of a delay or inability in obtaining and qualifying an alternate supplier and the costs and lost revenues associated with such delays and in finding and qualifying an alternate supplier. Regulatory requirements applicable to pharmaceutical products tend to make the substitution of suppliers costly and time consuming. The unavailability of adequate commercial quantities, the loss of a supplier's regulatory approval, the inability to develop alternative sources, a reduction or interruption in supply or a significant increase in the price of materials could have a material adverse effect on the Company's ability to manufacture and market its products and on its results of operations.

STRATEGIC ALLIANCES

     Zeneca Limited

     In August 1993, the Company signed a distribution agreement with Zeneca under which Zeneca will market and sell AMPHOTEC in most European countries. Under the terms of the agreement, the Company received and recognized in the third quarter of 1993 a signing fee and a milestone payment in the amount of $5.3 million which was earned by the Company's receipt of a product license authorizing the sale of AMPHOTEC in the U.K. The Company manufactures and sells AMPHOTEC to Zeneca at a price which, subject to a minimum, reflects the price(s) achieved by Zeneca in the market. The agreement provides for additional milestone payments upon receipt of product licenses in certain other European countries and upon the achievement of certain cumulative sales totals.

     In March 1994, SEQUUS and Zeneca announced the expansion of their August 1993 agreement to cover all countries not previously covered with the exception of the United States, Canada, Japan and selected small markets. Subsequently, SEQUUS announced Zeneca's commercial launch of AMPHOTEC in the U.K. in May 1994. For the six months ended June 30, 1995, 80% of the Company's product sales represent sales of AMPHOTEC to Zeneca as compared to 62% for the first half of 1994. A significant portion of these sales reflect pipeline-filling (inventory) orders. As a consequence of this current dependence on Zeneca for the distribution of AMPHOTEC, and unless and until the Company receives any approvals for and begins to sell DOXIL, the Company's future revenues are largely dependent on Zeneca's success in selling AMPHOTEC in approved markets, Zeneca's assessment of the timing and likelihood of additional approvals for AMPHOTEC and on Zeneca's assessment of inventory requirements. The level of the Company's future sales of AMPHOTEC to Zeneca will depend upon the rate at which the product penetrates the existing approved markets of the U.K., Ireland, Finland and Russia, as well as the timing of additional approvals in other EU countries, if any. Sales of AMPHOTEC to date have been below expectations, and Zeneca and the Company have initiated discussions regarding modifications to their agreement. The Company expects to ship no additional product to Zeneca for the remainder of 1995, and may not ship product to Zeneca during the first half of 1996. In addition, the Company may elect to use certain Zeneca inventory for its clinical trials in return for partial credits on future product sales to Zeneca. Additional terms under discussion include the scheduling of regulatory milestone payments, possibly modifying the territories in which Zeneca has distribution rights and implementing a mechanism to give Zeneca greater pricing flexibility. It also is possible that other terms of the agreement between the parties will be amended as appropriate. Accordingly, there can be no assurance that Zeneca will elect to maintain distribution rights to AMPHOTEC in any or all markets or that the terms of such rights will remain the same. In addition, the delay in regulatory approvals of AMPHOTEC in the EU countries will affect the timing, and any failure to obtain regulatory approval would affect the receipt of, additional milestone payments from Zeneca. There can be no assurance that these or other factors, including the amount and timing of resources devoted to AMPHOTEC sales by Zeneca, will not lead to substantial fluctuations in the Company's revenues from period to period. Any delays in the receipt, or denial, of marketing approvals or material changes to the terms of the agreement with Zeneca would have a material adverse effect on the Company's business, financial condition and results of operations.

     Ben Venue Laboratories, Inc

     Effective January 1993, the Company entered into a manufacturing and supply agreement with Ben Venue pursuant to which Ben Venue will be the principal manufacturer and supplier of DOXIL and AMPHOTEC. Ben Venue is required to supply SEQUUS with quantities of DOXIL and AMPHOTEC sufficient to meet SEQUUS' forecasted requirements for research and, ultimately, for commercial production. The Company has agreed to indemnify Ben Venue against certain liabilities.

PATENTS AND TRADE SECRETS

     SEQUUS currently owns or controls 55 United States patents, which expire at various times between 1998 and 2013, including seven claiming various aspects of the Company's long-circulating STEALTH liposomes, which expire at various times between 2006 and 2013. SEQUUS has filed numerous patent applications on inventions claiming specific liposome compositions and methods of use, liposome processing methods, drug/lipid compositions, and surface-modified liposomes and methods. SEQUUS has also filed corresponding foreign patent applications with respect to certain of its key technologies and owns or controls foreign counterpart applications and issued patents in various countries with respect to its most important United States patents and pending applications. SEQUUS intends to file additional patent applications, when appropriate, relating to improvements in its technologies and other specific inventions and products that it develops.

     There has been increasing litigation in the biomedical, biotechnology and pharmaceutical industries with respect to the manufacture, use and sale of new therapeutic products that are the subject of conflicting patent rights. A substantial number of patents relating to liposomes have been issued to, or are controlled by, other public and private entities, including academic institutions. In addition, others, including competitors of SEQUUS, may have filed applications for, or may have been issued patents or may obtain additional patents and proprietary rights relating to products or processes competitive with those of SEQUUS. The patent positions of pharmaceutical, biopharmaceutical, biotechnology and drug delivery companies, including SEQUUS, are uncertain and involve complex legal and factual issues. Additionally, the coverage claimed in a patent application can be significantly reduced before the patent is issued. As a consequence, the Company does not know whether any of its patent applications will result in the issuance of patents or whether any of the Company's patents will provide significant proprietary protection or will be circumvented or invalidated. Since patent applications in the United States are maintained in secrecy until patents issue, and since publication of discoveries in the scientific or patent literature often lag behind actual discoveries, the Company cannot be certain that it was the first inventor of inventions covered by its pending patent applications or that it was the first to file patent applications for such inventions. Moreover, the Company may have to participate in interference proceedings to determine priority of invention, which could result in substantial cost to the Company, even if the eventual outcome is favorable to the Company. There can be no assurance that any patents owned or controlled by the Company will protect SEQUUS against infringement litigation or afford commercially significant protection of the Company's technology. Almost none of the Company's patents has been tested in court to determine their validity and scope. Moreover, the patent laws of foreign countries differ from those of the United States and the degree of protection, if any, afforded by foreign patents may, therefore, be different.

     In prior litigation in the Patents County Court in the U.K., a suit brought by NeXstar alleging that the Company's DOXIL product infringes NeXstar's EPO Patent No. 0,179,444 was settled by the parties dropping their respective claims against one another. The U.K. Patent Court dismissed all claims in the case with prejudice. Consequently, this case cannot be reopened.

     In November 1991, SEQUUS received a letter from TLC bringing to SEQUUS' attention TLC's United States Patent Number 5,059,591 for "Reduced Toxicity" (the "'591 Patent") containing claims directed to amphotericin B/sterol compositions and their method of use. Subsequently, SEQUUS' patent counsel delivered an opinion that, among other things, AMPHOTEC does not infringe any valid claim of the '591 Patent. However, no assurance can be given that TLC will not make a claim against SEQUUS with respect to the '591 Patent, which could have a material adverse effect on the Company's ability to commercialize AMPHOTEC.

     The Company has a practice of monitoring patents and other developments in the liposome field. To the extent that the Company becomes aware of patents of other parties which the Company's processes or products might infringe, it is the Company's practice to seek review of such patents by the Company's patent counsel. With respect to the Company's DOXIL product, the Company is aware of TLC's United States Patent No. 5,077,056 relating to the loading of therapeutic drugs into liposomes. The Company's patent counsel has rendered an opinion that its DOXIL product would not infringe any valid claim of this patent. The Company is also aware of TLC's United States Patent No. 5,008,050 relating to reducing liposome size by extrusion, and NeXstar's United States Patent No. 5,435,989 relating to targeting of liposomes to solid tumors. The Company's patent counsel has rendered an opinion that its DOXIL product would not infringe any valid claim of either of these patents. In addition, the Company is aware of certain patents covering lyophilization of liposomes. Neither of the Company's principal products involves the lyophilization of liposomes.

     Generally, the Company refers patents to its patent counsel for review. Even if the Company's patent counsel renders advice that the Company's products do not infringe any valid claim under such patents, there can be no assurance that any third party will not commence litigation to enforce such patents or that the Company will not incur substantial expense, or that it will prevail, in any patent litigation.

     The Company has been required to defend itself in patent litigation in the past and the uncertainties inherent in any other lawsuit that may be commenced in the future with respect to any alleged patent infringement by the Company make the outcome of any such litigation difficult to predict. The Company may decide to pay a royalty or make other concessions to settle a patent dispute. In the event of litigation, there can be no assurance that the Company will be successful. A judgment adverse to the Company in any such litigation could materially adversely affect the Company's business, financial condition and results of operations, and the expense of such litigation may be substantial whether or not the Company is successful.

     The Company relies on unpatented trade secrets and proprietary know-how to protect certain aspects of its production and lipid purification technologies and other proprietary information. Although SEQUUS has entered into confidentiality agreements with its employees, consultants, representatives and other business associates, there can be no assurance that trade secrets and know-how will remain undisclosed or that similar trade secrets or know-how will not be independently developed by others.

GOVERNMENT REGULATION

     Regulation by governmental authorities in the United States and other countries is a significant consideration in all aspects of the clinical development, production and marketing of SEQUUS' products and in its on-going research and development activities. In order to clinically test, produce and sell products for human therapeutic use, mandatory procedures and safety standards established by the FDA and comparable agencies in foreign countries must be followed. SEQUUS prepares and files regulatory documents required to begin clinical trials, recruits and monitors clinical investigators, analyzes and synthesizes clinical trial data and prepares and files documents requesting approval to sell pharmaceutical products.

     The standard process required by the FDA before a pharmaceutical agent may be marketed in the United States includes: (i) laboratory and preclinical tests,
(ii) submission to the FDA of an application for use of an investigational new drug, which must become effective before clinical trials may commence, (iii) adequate and well-controlled clinical trials to establish the safety and efficacy of the drug in its intended application, (iv) submission to the FDA of a NDA with respect to a drug or a product license application ("PLA") with respect to a biologic, and (v) FDA approval of the NDA or PLA prior to any commercial sale or shipment of the drug or biologic. In addition to obtaining FDA approval for each product, each domestic drug manufacturing establishment must be registered or licensed by the FDA. Domestic and foreign manufacturing establishments are subject to inspections by the FDA and by other federal, state and local agencies and must comply with GMPs as appropriate for production. If a product is approved under the FDA procedures for Accelerated Approval of New Drugs for Serious or Life-Threatening Illnesses, such approval is subject to the additional requirement that, following product launch, a company continue to study the drug to verify and describe its clinical benefit. Under these FDA Accelerated Approval Procedures, the FDA may withdraw approval if the company fails to show due diligence in conducting post-marketing clinical trials or if these clinical trials fail to demonstrate clinical benefit to the FDA's satisfaction.

     Clinical trials are typically conducted in three sequential phases, which phases may overlap. In Phase I, the initial introduction of a drug to humans, the drug is tested for safety (adverse effects), dosage tolerance, absorption, distribution, metabolism and excretion. Phase II involves studies in a limited patient population to determine the efficacy of the drug for specific targeted indications, dosage tolerance and optimal dosage, and possible adverse effects and safety risks. When a product is found to show clinical effectiveness and to have an acceptable safety profile in Phase II evaluations, Phase III trials are undertaken to evaluate further its clinical efficacy and to test further for safety within an expanded patient population at geographically dispersed clinical study sites.

     Upon accepting a company's NDA, the FDA generally convenes an advisory committee to review clinical trial results and make a non-binding recommendation concerning the drug's approval. After considering the advisory committee recommendation and other information, the FDA may or may not issue an approvable letter. This letter sets out the specific terms and conditions that the company must satisfy in order to receive final FDA approval to market.

     Sales of pharmaceutical products outside of the United States are subject to regulatory requirements that vary widely from country to country and that often include approval of the price at which a product may be sold. In the EU countries, a company may seek product marketing authorization in other member countries with the sponsorship of the country which first granted marketing approval under CPMP procedures. Since the CPMP is an advisory committee, its vote is not binding on member countries.

     Whether undertaken by SEQUUS or an agent or collaborator of SEQUUS, the regulatory approval process for a new product is likely to take several years and will involve the expenditure of substantial resources. There can be no assurance that any such approvals will be granted on a timely basis, if at all. In addition, the FDA may require post-marketing testing and surveillance programs to monitor a drug's efficacy and side effects. Results of the post-marketing programs may prevent or limit the further marketing of a product.

     All SEQUUS manufacturing facilities and contract manufacturing facilities used by SEQUUS will be subject to periodic inspections by the FDA and comparable state agencies. If violations of applicable regulations are noted during these inspections, SEQUUS may be restrained from continued marketing of the product manufactured until such violations are corrected, if possible. SEQUUS is also subject to regulation under numerous federal, state and local laws regarding, among other things, occupational safety, laboratory practices, the use and handling of radioisotopes and hazardous chemicals, prevention of illness and injury, environmental protection and hazardous substance control.

     As with many biotechnology companies, the Company's research and development involves the controlled use of hazardous materials and chemical compounds. There can be no assurance that the Company's safety procedures for handling and disposing of such materials will comply with the standards prescribed by federal, state and local regulations or that it will not be subject to the risk of accidental contamination or injury from these materials. In the event of such an accident, the Company could be held liable for any damages that result and any such liability could materially adversely affect the Company.

     The Company's business may be materially adversely affected by the continuing efforts of worldwide governmental and third-party payors to contain or reduce the costs of health care in general and drugs in particular. For example, in most foreign markets, including markets the Company is seeking to enter, pricing of prescription pharmaceuticals is subject to government control. In these markets, once marketing approval is received, pricing negotiation could take as long as another six to 12 months or longer. In the United States, there has been, and the Company expects that there will continue to be, a number of federal and state proposals to implement similar government pricing control. In addition, an increasing emphasis on managed care and consolidation of hospital purchasing in the United States has and will continue to put pressure on pharmaceutical pricing. Such initiatives and proposals, if adopted, could decrease the price that the Company receives for any products it may develop and sell in the future and thereby have a material adverse effect on the Company's business, financial condition and results of operations. Further, to the extent that such proposals or initiatives have a material adverse effect on pharmaceutical companies that are collaborators or prospective collaborators for certain of the Company's potential products, the Company's ability to commercialize its potential products may be materially adversely affected. In addition, price competition may result from competing product sales, attempts to gain market share or introductory pricing schemes, which would have a material adverse effect on the Company's business, financial condition and results of operations.

     The Company's ability to commercialize biopharmaceutical products may depend in part on the extent to which reimbursement for such products and related treatments will be available from government health administration authorities, private health insurers and other third-party payors. Significant uncertainty exists as to the reimbursement status of newly approved health care products, and third-party payors are increasingly challenging the prices charged for medical products and services. There can be no assurance that any third-party insurance coverage will be available to patients for any products developed by the Company. Government and other third-party payors are increasingly attempting to contain health care costs by limiting both coverage and the level of reimbursement for new therapeutic products, and by refusing, in some cases, to provide coverage for off-label uses of approved products, i.e., uses for indications as to which the FDA has not granted marketing approval. Moreover, reimbursement may be denied even for FDA-approved indications. If adequate coverage and reimbursement levels are not provided by the government and third-party payors for the Company's products, the Company's business, financial condition and results of operations would be materially adversely affected.

COMPETITION

     Generally, competition in the pharmaceutical field is based on such factors as product performance, safety, acceptance by doctors, patient compliance, available reimbursement, patent protection, ease of use, price and marketing efforts. The Company believes that earlier entry into a market is an advantage for a new drug, but it also believes that clinical benefits and pharmacoeconomics are important to a product's success.

     The drugs being developed by the Company compete with existing and new drugs being created by pharmaceutical, biopharmaceutical and biotechnology companies. Many of these companies, as well as university-related entities both in the United States and abroad are developing products based on improved drug delivery technologies and novel therapeutics for the treatment of cancer, infectious diseases and other indications targeted by the Company. Some of these companies are active in liposome and lipid-based research and product development and many have financial and technical resources and production and marketing capabilities substantially greater than those of the Company. In addition, most such companies have significantly greater experience than the Company in preclinical and clinical development activities and in obtaining regulatory approval to manufacture and market biopharmaceutical products.

     The Company's two principal competitors in liposomal drug delivery are NeXstar and TLC. NeXstar has regulatory approval for its liposomal amphotericin B product in approximately 18 countries, primarily in Europe, and its product, therefore, at present has a marketing advantage over AMPHOTEC, which has approvals in four European countries and received those approvals after its competitor. NeXstar reported sales of approximately $26.2 million in the six months ended June 30, 1995, as compared to approximately $1.0 million by the Company. In both cases, sales represent primarily revenues received for amphotericin B products. TLC has submitted a NDA to the FDA and MAAs in several European countries for a liposomal amphotericin B product and has received approval for this product in the U.K. TLC recently introduced its liposomal amphotericin B product as the third entrant in the U.K. market at a price substantially below the price of the other lipid-based antifungals. This could have an adverse effect on AMPHOTEC's market penetration. Zeneca has engaged in some price competition, and if increased price competition results, it would have a material adverse effect on the Company's business, financial condition and results of operations.

     NeXstar has received an approvable letter from the FDA with respect to its liposome-based daunorubicin product for use in first line therapy of KS patients. Approval as a first line treatment may give it a competitive advantage over DOXIL which has received an approvable letter for treatment of refractory KS. Neither product has received approval to be marketed in the United States. To the extent either company receives approval first, that company may enjoy a significant competitive advantage. If physicians prescribe DOXIL for first line therapy, DOXIL's limited approval may restrict reimbursement by certain third-party payors.

     SEQUUS believes that competition in all pharmaceutical products and in all forms of drug delivery will continue to be intense. There can be no assurance that other pharmaceutical companies will not develop more effective therapeutics or drug delivery technologies than those of the Company or will not market and sell their products more effectively than the Company.

EMPLOYEES

     As of August 31, 1995 SEQUUS had 174 full-time employees, of whom 18 hold Ph.D. or M.D. degrees. 126 employees are engaged in research, development, clinical and regulatory affairs and pilot manufacturing, 31 employees are engaged in sales and marketing and 17 work primarily in finance, human resources and administration. The Company from time to time also hires temporary employees and consultants in all areas of the Company's operations.

     In order to continue development and commercialization of products in clinical trials as well as to continue research and development of other products and programs, it will be necessary for SEQUUS to continue to increase significantly the number of its employees. In particular, in order to commercialize its products, it will be necessary for the Company to hire additional employees in sales and marketing and in administration. The Company's success depends largely upon its ability to attract and retain qualified scientific, engineering, manufacturing, sales and marketing and management personnel. The Company faces competition for such personnel from other companies, academic institutions, government entities and other organizations. There can be no assurance that the Company will be successful in hiring or retaining such personnel.

     None of the Company's employees is represented by a union, and SEQUUS considers its relations with its employees to be good.

FACILITIES

     SEQUUS currently leases approximately 70,000 square feet of laboratory, office and warehouse space in Menlo Park, California under leases that expire in 1996, subject to two consecutive five-year renewal options upon written notice by the Company 90 days before the expiration of the current term. The Company leases approximately 1,200 square feet in London, England under a short-term lease. Rent expense for 1994 was $766,000.

LEGAL PROCEEDINGS

     The Company is not party to any legal proceedings. See "-- Patents and Trade Secrets."

                                   MANAGEMENT

     Information with respect to the executive officers and directors of the Company as of September 15, 1995 is set forth below:

               NAME                            AGE                 POSITION WITH THE COMPANY
               ----                            ---                 -------------------------
I. Craig Henderson, M.D., F.A.C.P. ........    54      Chairman of the Board and Chief Executive Officer
L. Scott Minick............................    43      President, Chief Operating Officer and Director
Carl F. Grove..............................    41      Vice President for Regulatory Affairs
Marc J. Gurwith, M.D., J.D. ...............    56      Vice President and Associate Medical Director
Joseph M. Limber...........................    42      Executive Vice President
Anthony A. Huang, Ph.D. ...................    43      Vice President for Product Development
Francis J. Martin, Ph.D. ..................    47      Vice President and Chief Scientific Officer
Joseph J. Vallner, Ph.D. ..................    48      Senior Vice President for Research and Development
Sally A. Davenport.........................    59      Secretary
Donald J. Stewart..........................    39      Vice President for Finance and Treasurer
Peter K. Working, Ph.D. ...................    47      Vice President for Preclinical Research
Robert G. Faris(1)(2)......................    57      Director
Richard C.E. Morgan(1)(2)..................    51      Director
E. Donnall Thomas, M.D.....................    75      Director

---------------
(1) Member of the Compensation and Plan Committee of the Board of Directors.
(2) Member of the Audit Committee of the Board of Directors.

     The Company's By-laws authorize the Board of Directors to set the number of directors, which is currently fixed at five.

     All directors hold office until the next annual meeting of stockholders and until their successors have been elected. Officers are appointed to serve, subject to the discretion of the Board of Directors, until their successors are appointed.

     I. Craig Henderson, M.D. has been Chief Executive Officer of SEQUUS since June 1995 and Chairman of the Board since July 1995 and has served as a director of the Company since July 1993. Since July 1995, Dr. Henderson has been an Adjunct Professor of Medicine at University of California, San Francisco. From 1992 until July 1995, he served as Professor of Medicine, Chief of Medical Oncology and Director of Clinical Cancer Programs at the University of California, San Francisco. From 1989 to 1992 he served as a member and, for most of this time, as Chairman of the Oncologic Drugs Advisory Committee of the FDA. From 1974 to 1992, Dr. Henderson held an academic appointment at Harvard Medical School, most recently as Associate Professor of Medicine. Dr. Henderson founded the Breast Evaluation Center at the Dana-Farber Cancer Institute in 1980 and served as its director until 1992. He received a M.D. degree from Columbia University.

     L. Scott Minick has been President and Chief Operating Officer of the Company since June 1995 and a director of the Company since July 1995. From 1994 to 1995, he served as a director, Interim President and Chief Executive Officer of Oncotherapeutics, Inc. Before that, Mr. Minick was a director, President and Chief Executive Officer of LXR Biotechnology, Inc. From 1981 to 1993, he was an executive of Baxter Healthcare, Inc., most recently as President of the Pacific Rim/Latin America business unit of Baxter Diagnostics. Mr. Minick received a M.B.A. degree from Northwestern University.

     Carl F. Grove was appointed Vice President for Regulatory Affairs of the Company in January 1992, having served as Vice President for R&D Administration and Planning since July 1989. Previously, he served the Company and a prior SEQUUS joint venture, Cooper-Lipotech, in various positions related to R&D project administration and planning since 1982. Mr. Grove received a M.S. degree in Urban Planning from the University of Oregon.

     Marc J. Gurwith, M.D., J.D. joined SEQUUS in January 1995 as Vice President and Associate Medical Director. Prior to joining SEQUUS, Dr. Gurwith was employed by Boehringer Mannheim Pharmaceuticals, most recently as Vice President of Medical and Scientific Affairs and previously as Senior Director of Clinical Research. In addition to over 10 years of pharmaceutical industry experience, Dr. Gurwith has over 20 years experience in teaching and consultation in the area of infectious disease control and therapy. Dr. Gurwith received his M.D. degree from Harvard Medical School and his J.D. degree from Temple University School of Law.

     Joseph M. Limber has been Executive Vice President of the Company since April 1995 and from June 1992 through March 1995 served as Vice President for Marketing and Sales. Prior to joining SEQUUS, Mr. Limber was employed by Syntex Corporation (Syntex), most recently as Director of Marketing Planning, with responsibility for developing worldwide strategic plans for R&D compounds and product line extensions. Before joining Syntex in 1987, Mr. Limber held various marketing and sales positions with Ciba-Geigy Corporation (1975-1987). Mr. Limber received a B.A. degree in Liberal Arts from Duquesne University.

     Anthony H. Huang, Ph.D. has been Vice President of Product Development of SEQUUS since April 1995. He has served in various technical capacities with the Company for the last 12 years. Before joining the Company, he was a Research Investigator at Oak Ridge National Laboratory in Oak Ridge, Tennessee. Dr. Huang received a Ph.D. degree in Pharmacology from the University of California, San Francisco.

     Francis J. Martin, Ph.D. was appointed Vice President and Chief Scientific Officer of the Company in July 1994. From October 1986 he served as Vice President for Research and Principal Scientist, with responsibility for guiding and coordinating SEQUUS internal and extramural research activities for STEALTH liposome products. From 1981 to 1986, Dr. Martin served the Company in various capacities, including Director of Liposome Research and Formulations and was the Technical Director of SEQUUS' former joint venture, Cooper-Lipotech. Dr. Martin received a Ph.D. degree in Biochemistry from Northwestern University.

     Joseph J. Vallner, Ph.D. joined SEQUUS in February 1992 as Vice President for Development and was appointed Senior Vice President for Research and Development in April 1995. From 1986 to 1992, Dr. Vallner was Director, Corporate Technology Transfer, of Syntex. While at Syntex, he also performed various pharmaceutical development functions ranging from drug design and development to responsibility for regulatory filings with the FDA. Before joining Syntex, Dr. Vallner was a Group Leader with G.D. Searle, where he supervised pharmaceutical formulation development and development of new drug delivery systems. From 1974 to 1984, Dr. Vallner was Associate Professor of Pharmaceutics at the University of Georgia. Dr. Vallner received a Ph.D. in Pharmaceutics from the University of Wisconsin.

     Sally A. Davenport is a Company founder and has served as the SEQUUS' Secretary since the Company's inception. She has been responsible for various administrative and corporate functions since 1981. Ms. Davenport received a B.S. degree in Technical Journalism from Iowa State University.

     Donald J. Stewart joined the Company in 1984 as Treasurer and Controller and was appointed Vice President for Finance in April 1995. Previously, he was Comptroller at Softcom, Inc. and a certified public accountant with Arthur Young & Company. Mr. Stewart received a M.B.A. from Santa Clara University.

     Peter K. Working, Ph.D., D.A.B.T., has been Vice President of Preclinical Research at SEQUUS since April 1995. From 1994 to 1995, he served as Senior Director of Pharmacology and Toxicology, and from 1992 to 1994 as Director of Pharmacology and Toxicology at SEQUUS. From 1988 to 1992, Dr. Working was a Senior Experimental Toxicologist at Genentech, Inc. From 1984 to 1988, he was a Staff Scientist in the Department of Cellular and Molecular Toxicology at the Chemistry Industry Institute of Toxicology in Research Triangle Park, North Carolina, where he was a Post-Doctoral Fellow from 1982 to 1984. He was board-certified in toxicology in 1989. Dr. Working received a Ph.D. degree in Human Anatomy from the University of California at Davis.

     Robert G. Faris has served as a director of the Company since March 1985. Since 1990, he has been President, Chief Executive Officer and a director of the Polish American Enterprise Fund, which invests United States government funds in Poland. From 1971 to 1987, he served as President of Alan Patricof

Associates, Inc., an investment advisor to venture capital partnerships, and from 1987 to 1990, Mr. Faris was a private investor.

     Richard C.E. Morgan has served as a director of SEQUUS since May 30, 1990. Since 1986, he has been a general partner of Wolfensohn Partners L.P., a venture capital limited partnership, and the general partner of Wolfensohn Associates L.P. From 1984 to 1986, he served as an executive of James D. Wolfensohn, Inc., and from 1977 to 1984, he served as General Manager of The Schroder Strategy Group and director of J. Henry Schroder Wagg & Co. Ltd. (London). He is a director of Lasertechnics, Inc., a laser systems company, Celgene Corporation, a biotechnology company, Quidel Corporation, a medical diagnostics company, and MediSense, Inc., a blood glucose monitoring system company.

     E. Donnall Thomas, M.D. has served as a director of SEQUUS since May 27, 1993. Dr. Thomas currently is Professor Emeritus of Medicine, University of Washington School of Medicine in Seattle and a member of the Fred Hutchinson Cancer Research Center in Seattle. Dr. Thomas previously served, from 1974 to 1989, as Director of Medical Oncology and Director of Clinical Research Programs at the Fred Hutchinson Cancer Research Center and, from 1963 to 1985, he headed the Division of Oncology at the University of Washington School of Medicine in Seattle. Dr. Thomas received the Nobel Prize in Medicine and the Presidential Medal of Science in 1990. He received a M.D. degree from Harvard Medical School.

                                  UNDERWRITING

        The Underwriters named below, acting through their representatives, Robertson, Stephens & Company, L.P., Dillon, Read & Co. Inc., Oppenheimer & Co., Inc. and Punk, Ziegel & Knoell, L.P. (the "Representatives"), have severally agreed, subject to the terms and conditions of the Underwriting Agreement, to purchase from the Company the numbers of shares of Common Stock set forth opposite their names below. The Underwriters are committed to purchase and pay for all such shares if any are purchased.

                                 UNDERWRITER                                   NUMBER OF SHARES
                                 -----------                                   ----------------
Robertson, Stephens & Company, L.P. .........................................
Dillon, Read & Co. Inc. .....................................................
Oppenheimer & Co., Inc. .....................................................
Punk, Ziegel & Knoell, L.P. .................................................

                                                                                   ---------
          Total..............................................................      3,000,000
                                                                                   =========

     The Company has been advised by the Representatives that the Underwriters propose to offer the shares of Common Stock to the public at the public offering price set forth on the cover page of this Prospectus Supplement and to certain
dealers at such price less a concession of not more than $          per share,
of which $          may be reallowed to other dealers. After the public
offering, the public offering price, concession and reallowance to dealers may be reduced by the Representatives. No such reduction shall change the amount of proceeds to be received by the Company as set forth on the cover page of this Prospectus Supplement.

     The Company granted to the Underwriters an option, exercisable during the 30-day period after the date of this Prospectus Supplement, to purchase up to 450,000 additional shares of Common Stock at the same price per share as the Company receives for the 3,000,000 shares that the Underwriters have agreed to purchase. To the extent that the Underwriters exercise such option, each of the Underwriters will have a firm commitment to purchase approximately the same percentage of such additional shares that the number of shares of Common Stock to be purchased by it shown in the above table represents as a percentage of the 3,000,000 shares offered hereby. If purchased, such additional shares will be sold by the Underwriters on the same terms as those on which the 3,000,000 shares are being sold.

     The Underwriting Agreement contains covenants of indemnity between the Underwriters and the Company against certain civil liabilities, including liabilities under the Securities Act of 1933, as amended.

     Each executive officer and director of the Company has agreed with the Representatives for a period of 90 days from the date of this Prospectus Supplement (the "Lock-Up Period") not to offer to sell, contract to sell, or otherwise sell, dispose of, loan, pledge or grant any rights with respect to any shares of Common Stock, any options or warrants to purchase any shares of Common Stock or any securities convertible into or exchangeable for shares of Common Stock now owned or hereafter acquired directly by such holders or with respect to which they have or hereinafter acquire the power of disposition without the prior written consent of Robertson, Stephens & Company, L.P. which may, in its sole discretion and at any time or from time to time, without notice, release all or any portion of the shares subject to the lock-up agreements. In addition, the Company has agreed that during the Lock-Up Period, the Company will not, without the prior written consent of Robertson, Stephens & Company, L.P. issue, sell, contract to sell or otherwise dispose of any shares of Common Stock, any options or warrants to purchase any shares of Common Stock or any securities convertible into, exercisable for or exchangeable for shares of Common Stock other than the issuance of Common Stock upon the exercise of outstanding options and under the existing employee stock purchase plan and the Company's issuance of options under existing employee stock option plans.

     The offering price for the Common Stock has been determined by negotiations among the Company and the Representatives of the Underwriters, based largely upon the market price for the Common Stock as reported on the Nasdaq National Market.

     The rules of the Securities and Exchange Commission generally prohibit the Underwriters and other members of the selling group from making a market in the Company's Common Stock during the period immediately preceding the commencement of sales in the offering. The Securities and Exchange Commission has, however, adopted an exemption from these rules that permits passive market making under certain conditions. These rules permit an Underwriter or other member of the selling group to continue to make a market in the Company's Common Stock subject to the conditions, among others, that its bid not exceed the highest bid by a market maker not connected with the offering and that its net purchases on any one trading day not exceed prescribed limits. Pursuant to these exemptions, certain Underwriters and other members of the selling group intend to engage in passive market making in the Company's Common Stock during such period.

     Oppenheimer & Co., Inc. is receiving a financial advisory fee of $150,000 in connection with this offering.

     The Underwriters do not intend to confirm sales to any accounts over which they exercise discretionary authority.

                                 LEGAL MATTERS

     The validity of the shares of Common Stock offered hereby is being passed upon for the Company by Heller Ehrman White & McAuliffe, Palo Alto, California. Certain legal matters relating to the offering will be passed upon for the Underwriters by Wilson Sonsini Goodrich & Rosati, Professional Corporation, Palo Alto, California.

                                    EXPERTS

     The financial statements of SEQUUS Pharmaceuticals, Inc. at December 30, 1993 and 1994 and for each of the three years in the period ended December 31, 1994, appearing in this Prospectus Supplement have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

     The portions of this Prospectus Supplement entitled "Risk
Factors -- Patents and Trade Secrets" and "Business -- Patents and Trade Secrets," insofar as they constitute a summary of matters of law, have been reviewed and approved by Peter J. Dehlinger, Esq., patent counsel for SEQUUS as an expert in patent law.

                             ADDITIONAL INFORMATION

     The Company has filed with the Securities and Exchange Commission a Registration Statement on Form S-3 under the Securities Act, with respect to the Common Stock offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement and the exhibits and schedules thereto. For further information with respect to the Company and such Common Stock, reference is made to the Registration Statement and the exhibits and schedules thereto. Statements contained in this Prospectus as to the contents of any contract or any other document referred to are not necessarily complete. In each instance, reference is made to the copy of such contract or document filed as an exhibit to the Registration Statement, and each such statement is qualified in all respects by such reference. Copies of the Registration Statement, including exhibits and schedules thereto, may be inspected without charge at the Commission's principal office in Washington, D.C., or obtained at prescribed rates from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549.

                         INDEX TO FINANCIAL STATEMENTS

                                                                                        PAGE
                                                                                        ----
Report of Ernst & Young LLP, Independent Auditors.....................................  F-2
Balance Sheets........................................................................  F-3
Statements of Operations..............................................................  F-4
Statements of Stockholders' Equity....................................................  F-5
Statements of Cash Flows..............................................................  F-6
Notes to Financial Statements.........................................................  F-7

                         REPORT OF INDEPENDENT AUDITORS

The Board of Directors and Stockholders
SEQUUS Pharmaceuticals, Inc.

     We have audited the accompanying balance sheets of SEQUUS Pharmaceuticals, Inc. (formerly Liposome Technology, Inc.) as of December 31, 1993 and 1994, and the related statements of operations, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1994. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of SEQUUS Pharmaceuticals, Inc. at December 31, 1993 and 1994, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1994, in conformity with generally accepted accounting principles.

                                                               ERNST & YOUNG LLP

Palo Alto, California
February 10, 1995, except as to the first paragraph of Note 7, as to which the date is March 30, 1995

                          SEQUUS PHARMACEUTICALS, INC.

                                 BALANCE SHEETS
               (in thousands, except per share and share amounts)


                                                                 DECEMBER 31,
                                                               -----------------         JUNE 30,
                                                               1993         1994           1995
                                                               ----         ----         --------
                                                                                        (unaudited)
                                             ASSETS
Current assets:
  Cash and cash equivalents................................  $  3,073     $  5,448      $  14,515
  Short-term investments...................................    31,585        6,309          6,950
  Trade accounts and interest receivable...................     1,527          285            120
  Inventories..............................................       420          558            678
  Prepaid expenses.........................................     1,119          922            703
                                                             --------     --------      ---------
          Total current assets.............................    37,724       13,522         22,966
Net equipment and improvements.............................     4,190        3,808          3,317
Long-term marketable investments...........................     2,520          500             --
Patents, net of accumulated amortization of $1,200, $1,441,
  and $1,507 (unaudited) at December 31, 1993 and 1994 and
  June 30, 1995, respectively..............................       550          309            244
Other assets...............................................       195           59             66
                                                             --------     --------      ---------
          Total assets.....................................  $ 45,179     $ 18,198      $  26,593
                                                             ========     ========      =========

                               LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:
  Accounts payable.........................................  $  1,294     $  1,586      $     781
  Accrued clinical costs...................................     2,913        3,954          3,077
  Accrued compensation.....................................       850          797          1,359
  Other accrued liabilities................................       786          923            825
  Short-term portion of obligations under capital lease....        18           --             --
                                                             --------     --------      ---------
          Total current liabilities........................     5,861        7,260          6,042
Commitments and contingencies
Stockholders' equity:
  Preferred stock, par value $0.01; 4,000,000 shares
     authorized, issuable in series; 480,000 shares issued
     and outstanding at June 30, 1995 (unaudited) (none at
     December 31, 1993 and 1994). Liquidation
     preference -- $12,000 (unaudited).....................        --           --              5
  Common stock, par value $0.0001; 35,000,000 shares
     authorized, 18,875,192, 19,095,867 and 21,379,591
     (unaudited) shares issued and outstanding at December
     31, 1993 and 1994 and June 30, 1995, respectively.....         2            2              2
  Additional paid-in capital...............................   109,984      110,801        136,315
  Accumulated deficit......................................   (70,668)     (99,865)      (115,771)
                                                             --------     --------      ---------
          Total stockholders' equity.......................    39,318       10,938         20,551
                                                             --------     --------      ---------
          Total liabilities and stockholders' equity.......  $ 45,179     $ 18,198      $  26,593
                                                             ========     ========      =========


                            See accompanying notes.

                          SEQUUS PHARMACEUTICALS, INC.

                            STATEMENTS OF OPERATIONS
                    (in thousands, except per share amounts)


                                                                               SIX MONTHS ENDED
                                                 DECEMBER 31,                      JUNE 30,
                                        ------------------------------         -----------------
                                        1992         1993         1994         1994         1995
                                        ----         ----         ----         ----         ----
                                                                                  (unaudited)
Revenues:
  Sales.............................  $    293     $  1,299     $  3,664     $    946     $  1,040
  Research revenue..................       300           --           --           --           --
  Royalties and license fees........       125        5,458           91           40           38
                                      --------     --------     --------     --------     --------
Total revenues......................       718        6,757        3,755          986        1,078
Operating expenses:
  Cost of goods sold................        13          232          916          222          275
  Research and development..........    15,769       21,128       25,378       12,893       10,729
  General and administrative........     2,723        6,653        7,622        3,813        6,193
                                      --------     --------     --------     --------     --------
Total operating expenses............    18,505       28,013       33,916       16,928       17,197
                                      --------     --------     --------     --------     --------
Loss from operations................   (17,787)     (21,256)     (30,161)     (15,942)     (16,119)
Interest income.....................     2,427        1,647        1,002          598          254
Interest/other expense..............       (33)         (45)         (26)         (14)         (54)
                                      --------     --------     --------     --------     --------
Net loss............................  $(15,393)    $(19,654)    $(29,185)    $(15,358)    $(15,919)
                                      ========     ========     ========     ========     ========
Net loss per share..................  $  (0.84)    $  (1.05)    $  (1.54)    $  (0.81)    $  (0.80)
                                      ========     ========     ========     ========     ========
Weighted average shares
  outstanding.......................    18,270       18,789       18,978       18,915       19,880


                            See accompanying notes.

                          SEQUUS PHARMACEUTICALS, INC.

                       STATEMENTS OF STOCKHOLDERS' EQUITY
                                 (in thousands)



                                       PREFERRED STOCK    COMMON STOCK     ADDITIONAL                     TOTAL
                                       ---------------   ---------------    PAID-IN     ACCUMULATED   STOCKHOLDERS'
                                       SHARES   AMOUNT   SHARES   AMOUNT    CAPITAL       DEFICIT        EQUITY
                                       ------   ------   ------   ------   ----------   -----------   -------------
BALANCE AT DECEMBER 31, 1991.........     --     $--     16,193    $  2     $ 74,746     $ (35,621)     $  39,127
  Shares issued for contribution to
    401(k) Plan......................     --      --          1      --           26            --             26
  Shares issued under the Employee
    Stock Purchase Plan..............     --      --          4      --           25            --             25
  Exercise of stock options..........     --      --        149      --          202            --            202
  Sale of Common Stock in secondary
    offering net of issuance costs of
    $2,629,000.......................     --      --      2,300      --       34,171            --         34,171
  Exercise of warrants...............     --      --         93      --          395            --            395
  Shares issued in exchange for
    consulting services..............     --      --          2      --           24            --             24
  Net loss...........................     --      --         --      --           --       (15,393)       (15,393)
                                         ---     ---     ------     ---     --------     ---------       --------
BALANCE AT DECEMBER 31, 1992.........     --      --     18,742       2      109,589       (51,014)        58,577
  Shares issued for contribution to
    401(k) Plan......................     --      --          4      --           40            --             40
  Shares issued under the Employee
    Stock Purchase Plan..............     --      --         22      --          150            --            150
  Exercise of stock options..........     --      --        107      --          205            --            205
  Net loss...........................     --      --         --      --           --       (19,654)       (19,654)
                                         ---     ---     ------     ---     --------     ---------       --------
BALANCE AT DECEMBER 31, 1993.........     --      --     18,875       2      109,984       (70,668)        39,318
  Shares issued for contribution to
    401(k) Plan......................     --      --         15      --          124            --            124
  Shares issued under the Employee
    Stock Purchase Plan..............     --      --         45      --          265            --            265
  Exercise of stock options..........     --      --        161      --          428            --            428
  Unrealized loss on available for
    sales securities.................     --      --         --      --           --           (12)           (12)
  Net loss...........................     --      --         --      --           --       (29,185)       (29,185)
                                         ---     ---     ------     ---     --------     ---------       --------
BALANCE AT DECEMBER 31, 1994.........     --      --     19,096       2      110,801       (99,865)        10,938
  Shares issued for contribution to
    401(k) Plan (unaudited)..........     --      --         24      --          157            --            157
  Shares issued under the Employee
    Stock Purchase Plan
    (unaudited)......................     --      --         23      --          128            --            128
  Exercise of stock options and
    warrant (unaudited)..............     --      --         13      --           35            --             35
  Sale of Preferred Stock in
    secondary offering net of
    issuance costs of $962
    (unaudited)......................    480       5         --      --       11,033            --         11,038
  Sale of Units in secondary offering
    net of issuance costs of $885
    (unaudited)......................     --      --      2,224      --       14,161            --         14,161
  Unrealized gain on available for
    sales securities (unaudited).....     --      --         --      --           --            13             13
  Net loss (unaudited)...............     --      --                 --           --       (15,919)       (15,919)
                                         ---     ---     ------     ---     --------     ---------       --------
BALANCE AT JUNE 30, 1995
  (unaudited)........................    480      $5     21,380    $  2     $136,315     $(115,771)     $  20,551
                                         ===     ===     ======     ===     ========     =========       ========


                            See accompanying notes.

                          SEQUUS PHARMACEUTICALS, INC.

                            STATEMENTS OF CASH FLOWS

                                 (in thousands)

                                                                                           SIX MONTHS ENDED
                                                     YEARS ENDED DECEMBER 31,                  JUNE 30,
                                                   ---------------------------            -------------------
                                                   1992       1993        1994            1994           1995
                                                   ----       ----        ----            ----           ----
                                                                                              (unaudited)
Cash flows from operating activities:
  Net loss.....................................  $(15,393)  $(19,654)   $(29,185)       $(15,358)      $(15,919)
  Adjustments to reconcile net loss to net
   cash used by operating activities:
    Depreciation and amortization..............     1,235      1,441       1,902             870            971
    Write-off of leasehold improvements........       750         --          --              --             --
    Stock grant to consultant..................        24         --          --              --             --
  Decrease (increase) in assets:
    Trade accounts and interest receivable.....      (564)      (877)      1,242             177            165
    Inventories................................      (591)       171        (138)            (17)          (120)
    Prepaid expenses...........................      (452)      (489)        197             431            219
    Other assets...............................        35         25         136              --             (7)
  Increase (decrease) in liabilities:
    Accounts payable...........................        47        941         292            (104)          (805)
    Accrued clinical costs.....................       573      1,779       1,041             834           (877)
    Accrued compensation.......................      (189)       637         (53)           (284)           562
    Other accrued liabilities..................       (49)       665         137              52            (98)
                                                 --------   --------    --------        --------       --------
  Net cash used by operating activities........   (14,574)   (15,361)    (24,429)        (13,399)       (15,909)
Cash flows from investing activities:
  Available-for-sale securities:
    Purchases..................................   (87,841)   (35,953)    (13,512)        (12,401)        (9,849)
    Sales......................................    10,933        597      26,329          20,560             --
    Maturities.................................    55,130     47,247      14,467           7,679          9,721
  Capital expenditures.........................    (1,839)    (1,856)     (1,279)           (908)          (415)
  Patents......................................      (392)        --          --              --             --
  Certificates of deposit......................       261         --          --              --             --
                                                 --------   --------    --------        --------       --------
  Net cash provided (used) by investing
    activities.................................   (23,748)    10,035      26,005          14,930           (543)
Cash flows from financing activities:
  Sale of common stock.........................    34,819        395         817             291         14,481
  Sale of preferred stock......................        --         --          --              --         11,038
  Principal payments on debt obligations.......      (250)        --          --              --             --
  Principal payments under capital lease
    obligation.................................      (105)      (107)        (18)            (18)            --
                                                 --------   --------    --------        --------       --------
  Net cash provided by financing activities....    34,464        288         799             273         25,519
Net increase (decrease) in cash and
  cash equivalents.............................    (3,858)    (5,038)      2,375           1,804          9,067
Cash flows from operating activities:
  Cash and cash equivalents, beginning of
    the period.................................    11,969      8,111       3,073           3,073          5,448
                                                 --------   --------    --------        --------       --------
  Cash and cash equivalents, end of the
    period.....................................  $  8,111   $  3,073    $  5,448        $  4,877       $ 14,515
                                                 ========   ========    ========        ========       ========
Supplemental disclosure of cash flow
  information:
  Cash paid during the period for interest.....  $     30   $     20    $     --        $     --       $     --
                                                 ========   ========    ========        ========       ========


                            See accompanying notes.

                          SEQUUS PHARMACEUTICALS, INC.

                         NOTES TO FINANCIAL STATEMENTS
                               DECEMBER 31, 1994
                     (Information for the six months ended
                      June 30, 1995 and 1994 is unaudited)

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     BUSINESS

     SEQUUS Pharmaceuticals, Inc. (formerly Liposome Technology, Inc.) is engaged in the development of proprietary liposome and lipid-based products to treat life-threatening illnesses. SEQUUS' strategic emphasis is on injectable pharmaceutical products designed to improve the efficacy and reduce the toxicity of selected existing and new drugs used to treat cancer and infectious diseases.

     INTERIM FINANCIAL INFORMATION

     In the opinion of management, the accompanying unaudited condensed financial statements of SEQUUS contain all adjustments (consisting of only normal recurring adjustments) necessary to present fairly the financial position as of June 30, 1995, and the results of operations and cash flows for the six months ended June 30, 1994 and 1995.

     Although the nature of the business is not seasonal, the results of operations for the interim periods presented are not necessarily indicative of the results to be expected for the full year.

     INVENTORIES

     Inventories are stated at the lower of cost (principally first-in, first-out) or market. The inventory detail at December 31, 1994 and 1993 and June 30, 1995 is as follows:

                                                   DECEMBER 31,    DECEMBER 31,      JUNE 30,
                                                       1993            1994            1995
                                                   ------------   --------------   ------------
                                                                  (in thousands)   (unaudited)
        Raw materials............................      $176            $268            $188
        Work-in-process..........................       184             201             386
        Finished goods...........................        60              89             104
                                                       ----            ----            ----
                                                       $420            $558            $678
                                                       ====            ====            ====


     EQUIPMENT AND IMPROVEMENTS


                                                    DECEMBER 31,    DECEMBER 31,     JUNE 30,
                                                        1993            1994           1995
                                                    ------------   --------------   -----------
                                                                   (in thousands)   (unaudited)
        Office and laboratory equipment...........     $ 5,035         $ 6,308        $ 6,736
        Leasehold improvements....................       3,947           3,953          3,940
                                                       -------         -------        -------
                                                         8,982          10,261         10,676
        Accumulated depreciation and
          amortization............................      (4,792)         (6,453)        (7,359)
                                                       -------         -------        -------
                                                       $ 4,190         $ 3,808        $ 3,317
                                                       =======         =======        =======

     DEPRECIATION AND AMORTIZATION

     Equipment is recorded at cost and depreciated on a straight-line basis over estimated useful lives of three to seven years. Leasehold improvements are recorded at cost and amortized over the remaining term of the lease, or useful life of the asset, whichever is less.

                          SEQUUS PHARMACEUTICALS, INC.

     CLINICAL COSTS

     Clinical costs include costs associated with preclinical testing of compounds for safety and efficacy, clinical testing and of company-funded research performed by third parties.

     REVENUE RECOGNITION

     Product revenue is recognized when shipment is made to the customer.

     Payments under research and development agreements are generally received in advance and are recognized as revenue, ratably, over the periods of time stated in such agreements, which recognition approximates incurrence of related costs. Royalties are recognized as revenue based on licensed product sales. License fees and milestone payments are recognized on terms set forth in the related license agreements.

     For the years ended December 31, 1993 and 1994 and for the six months ended June 30, 1994 and 1995, one major customer contributed $512,000, $3,300,000, $584,000 and $830,000 to sales revenues, respectively. This customer also contributed $5,250,000 to licensing fees in 1993. Another major customer contributed $125,000, $208,000, $91,000, $40,000 and $38,000 to royalties and license fees for the years ended December 31, 1992, 1993 and 1994 and the six months ended June 30, 1994 and 1995, respectively.

     LOSS PER SHARE

     Loss per share is computed using the weighted average number of common shares outstanding during each period. Common Stock equivalents, consisting of outstanding Preferred Stock, stock options and warrants, are excluded from the computation as their effect is anti-dilutive.

     CASH AND CASH EQUIVALENTS AND INVESTMENTS

     The Company invests its excess cash principally in U.S. Treasury Bills and high-grade investment paper. The Company maintains its cash, cash equivalents and investments in several different instruments with various banks and brokerage houses. The diversification of risk is consistent with Company policy to maintain liquidity and ensure the safety of principal.

     As of January 1, 1994 the Company adopted Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities." The impact of adopting the Statement was not significant to the Company's results of operations or financial position.

     Management determines the appropriate classification of debt securities at the time of purchase and reevaluates such designation as of each balance sheet date. During 1994, all investments were classified as available-for-sale securities and are carried at fair value, with the unrealized gains and losses reported as a component of accumulated deficit. The amortized cost of debt securities in this category is adjusted for amortization of premiums and accretion of discounts to maturity. Such amortization is included in interest. Realized gains and losses and declines in value judged to be other-than-temporary on available-for-sale securities are included in interest. The cost of securities sold is based on the specific identification method. Interest and dividends on securities classified as available-for-sale are included in interest.

                          SEQUUS PHARMACEUTICALS, INC.

     The following is a summary of available-for-sale securities:


                                                                     GROSS UNREALIZED
                                                                     ----------------     ESTIMATED
                                                           COST      GAINS     LOSSES     FAIR VALUE
                                                           ----      -----     ------     ----------
                                                                        (in thousands)
     DECEMBER 31, 1994
United States government securities.....................  $1,321      $--       $ --        $1,321
United States corporate securities......................   2,805       --        (13)        2,792
Other debt securities...................................   2,695        1         --         2,696
                                                          ------               -----        ------
                                                          $6,821      $ 1       $(13)       $6,809
                                                          ======      ===      =====        ======
Short-term investments due in one year or less..........  $6,321      $ 1       $(13)       $6,309
Long-term investments due after one year................     500       --         --           500
                                                          ------      ---      -----        ------
                                                          $6,821      $ 1       $(13)       $6,809
                                                          ======      ===      =====        ======
     JUNE 30, 1995 (UNAUDITED)
United States government securities.....................  $4,450      $ 1       $ --        $4,451
United States corporate securities......................   1,499      ---         --         1,499
Foreign corporate debt securities.......................   1,000      ---         --         1,000
                                                                      ---
                                                          ------               -----        ------
                                                          $6,949      $ 1       $ --        $6,950
                                                          ======      ===      =====        ======


     The gross realized gains and losses on sales of available-for-sale securities have been immaterial.

     FINANCIAL STATEMENT PROVISION

     Certain prior period amounts have been reclassified to conform to the current period presentation.

2.  DISTRIBUTION AGREEMENT

     In August 1993, the Company signed a distribution agreement with Zeneca Limited under which Zeneca has the exclusive right to market and sell SEQUUS' proprietary AMPHOTEC product in most European countries. Under the terms of the agreement, the Company received and recognized in the third quarter of 1993 a signing fee and a milestone payment in the amount of $5.3 million which was earned by the Company's receipt of a product license authorizing the sale of AMPHOTEC in the United Kingdom. The Company will manufacture and sell AMPHOTEC to Zeneca at a price which, subject to a minimum, will reflect the price(s) achieved by Zeneca in the market. The Company will also receive additional milestone payments upon receipt of product licenses in certain other European countries and upon the achievement of certain cumulative sales totals.

     In March 1994, SEQUUS and Zeneca announced the expansion of their August 1993 agreement to cover all countries not previously covered with the exception of the United States, Canada, Japan and selected small markets. In May 1994, SEQUUS announced Zeneca's commercial launch of AMPHOTEC in the United Kingdom and AMPHOTEC sales to Zeneca accounted for 91% of the Company's product sales in 1994. A portion of these sales reflects pipeline-filling orders, and future sales levels will depend on the rate at which the product penetrates existing approved markets in the United Kingdom, Ireland, Finland and Russia, as well as the timing of additional product approvals in other European countries for which applications have been filed.

3.  COMMITMENTS

     The Company leases its facility and certain equipment under operating leases. Rent expense under these leases was $919,000, $886,000, $856,000, $449,000 and $534,000 for the years ended December 31, 1992,

                          SEQUUS PHARMACEUTICALS, INC.

1993 and 1994 and the six months ended June 30, 1994 and 1995, respectively. Rent expense is being recognized on a straight-line basis over the lease term of the facility lease which has scheduled rental payment increases.

     Minimum annual rental commitments under all operating leases at December 31, 1994, total $979,000 in 1995, $325,000 in 1996, and $5,000 in 1997.

4.  STOCKHOLDERS' EQUITY

     Common Stock

     At December 31, 1994, warrants to purchase 1.25 million shares of Common Stock at $4.25 per share were outstanding. At June 30, 1995, warrants to purchase 3.16 million shares of Common Stock at prices ranging from $4.25 to $7.43 per share remain outstanding. All unexercised warrants will expire on various dates ranging from March 1997 through May 1999.

     Stock Purchase Plan and Stock Option Plans

     In fiscal 1988, the 1987 Employee Stock Option Plan, and the 1987 Consultant Stock Option Plan were adopted. Under the 1987 Employee Stock Option Plan, as amended, the Company is authorized to grant stock options to purchase up to 3.35 million shares of Common Stock. Options granted under this plan will be either non-qualified options or incentive stock options and are immediately exercisable. The stock delivered upon exercise of any option under this plan may be subject to a right of repurchase (subject to determination by the Board of Directors) upon employee termination; these rights of repurchase generally expire over a period of three to five years. The non-qualified options are exercisable at a price not less than 85 percent of fair market value at the date of grant. The incentive stock options are exercisable at a price not less than fair market value on the date of grant. Options, if unexercised, terminate generally after ten years following the date of grant and for a period ranging from three to seven months after termination of employment.

     Under the 1987 Consultant Stock Option Plan, as amended, the Company is authorized to grant non-qualified options for up to 100,000 shares of Common Stock. The terms and conditions are identical to those for the non-qualified options issued under the 1987 Employee Stock Option Plan. These options may terminate in a period ranging from three to seven months after the optionee ceases to be a consultant of the Company.

     Under the 1990 Director Stock Option Plan adopted in January 1990, as amended, the Company is authorized to grant options for up to 350,000 shares of Common Stock. Each eligible director is entitled to receive an initial grant to purchase 25,000 shares; and, on the first anniversary of the initial grant, each eligible director then in office is entitled to receive a grant to purchase 12,500 shares. Upon each annual grant date, an option to purchase an additional 5,000 shares of Common Stock will be granted. The maximum number of shares each eligible director is entitled to receive is 50,000 shares. The options generally can be immediately exercised and are not subject to any repurchase rights. The exercise price will not be less than the fair market value on the date of grant. Options, if unexercised, terminate 10 years from the date of grant and one year following termination of directorship.

     The Company has a 401(k) Plan under which it may make employer contributions at the discretion of the Board of Directors, but no such contributions are required. The Board also has the discretion to determine the amount of any employer contribution. The Company has reserved 150,000 shares for issuance under the Plan. For the years ended December 31, 1992, 1993, and 1994 the Company contributed Common Stock to the Plan valued at approximately $26,000, $40,000 and $124,000, respectively.

     In June 1993, the Company offered all active employees (non-officers) holding options with exercise prices at $17 per share or more, the opportunity to return 25% of the options held in exchange for a repricing of

                          SEQUUS PHARMACEUTICALS, INC.

the remaining options at $9.25 per share, the fair market value on the offer date. In response to the offer 54,000 options were returned by employees and made available for future grants.

     In September 1994, the Company offered all active employees (including officers) holding options with exercise prices at $9.25 or more, the opportunity to exchange these options (the Old Options) for new options priced at $6.75 per share, the fair market value on the offer date (the New Options). The New Options vest over the three years following the offer date, one half on the first anniversary of the offer date, with the remaining half vesting ratably over the subsequent two years. However, none of the New Options is exercisable until the earlier of (i) such date as the Food and Drug Administration approves the NDA filed by SEQUUS for DOXIL or (ii) September 2, 1999. The New Options are also subject to the same continuous employment and post-employment expiry conditions of the Old Options issued under the 1987 Employee Stock Option Plan. In response to the offer, 956,000 Old Options were exchanged by employees.

     Activities under the stock option plans are as follows (amounts in thousands, except per share information):

                                                                    OPTIONS OUTSTANDING
                                                     -------------------------------------------------
                                                     OPTIONS AVAILABLE     NUMBER OF         PRICE
                                                         FOR GRANT          SHARES         PER SHARE
                                                     -----------------     ---------     -------------
Balance, December 31, 1991.........................           746             1,662       $1.12-$18.88
Additional authorized..............................           195                --
Granted............................................          (638)              638       $7.75-$20.00
Cancellations......................................            25               (25)      $1.12-$18.88
Exercised..........................................            --              (149)      $1.12-$ 5.25
                                                           ------            ------
Balance, December 31, 1992.........................           328             2,126       $1.12-$20.00
Additional authorized..............................         1,200                --
Granted............................................        (1,018)            1,018       $6.50-$12.50
Cancellations......................................           294              (294)      $1.12-$18.88
Exercised..........................................            --               (91)      $1.12-$ 9.25
                                                           ------            ------
Balance, December 31, 1993.........................           804             2,759       $1.12-$20.00
Granted............................................        (1,599)            1,599       $6.50-$ 9.25
Cancellations......................................         1,185            (1,185)      $1.88-$20.00
Exercised..........................................            --              (161)      $1.12-$ 8.88
                                                           ------            ------
Balance, December 31, 1994.........................           390             3,012       $1.12-$18.88
                                                           ======            ======
Additional authorized (unaudited)..................         2,150                --
Granted (unaudited)................................        (1,060)            1,060       $6.25-$ 8.56
Cancellations (unaudited)..........................           138              (138)      $6.75-$12.50
Exercised (unaudited)..............................            --                (5)      $1.12-$ 1.88
                                                           ------            ------
Balance, June 30, 1995 (unaudited).................         1,618             3,929       $1.12-$18.88
                                                           ======            ======

     No shares purchased under the option plans are subject to repurchase at December 31, 1994.

     The Company's Employee Stock Purchase Plan is administered by the Board of Directors and the Company has reserved for sale under the plan 150,000 shares of Common Stock. Employees who own less than 5% of the total outstanding Common Stock of the Company are eligible to participate in the plan, which provides for the option to purchase a defined number of shares at 85% of the lower of the fair market value of the stock at the enrollment or purchase date. At December 31, 1994, approximately 80,000 shares of Common Stock had been issued under this plan.

                          SEQUUS PHARMACEUTICALS, INC.

     As of December 31, 1994, the total number of shares of Common Stock reserved for future issuance under the Company's stock purchase plans, stock option plans, warrants outstanding and its 401(k) Plan is 4.8 million.

5.  INCOME TAXES

     The Company accounts for income taxes under Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes."

     As of December 31, 1994, the Company has Federal and California net operating loss carryforwards ("NOLs") of approximately $65,000,000 and $8,000,000, respectively. The Company also has Federal and California research and development tax credit carryforwards of approximately $2,500,000 and $1,500,000, respectively. The net operating loss credit carryforwards will expire at various dates beginning in 1995 through 2009, if not utilized. Of the $65,000,000 Federal net operating loss carryforward, approximately $64,000,000 will begin to expire after the year 1999, if not utilized.

                YEAR(S) ENDING                                    FEDERAL NOL
                  DECEMBER 31                                      EXPIRING
                --------------                                    -----------
                1995-1999.......................................  $ 1,000,000
                2000 and later..................................   64,000,000
                                                                  -----------
                  Total.........................................  $65,000,000
                                                                  ===========

     Utilization of the net operating losses and credits may be subject to a substantial annual limitation due to the ownership change limitations provided by the Internal Revenue Code of 1986 and similar California provisions. The annual limitation may result in the expiration of net operating losses and credits before utilization.

     The Federal net operating loss carryforward differs from the accumulated deficit principally due to timing differences in the recognition of certain revenue and expense items for financial and federal tax reporting purposes, consisting primarily of capitalized research and development costs and stock option deductions.

     Significant components of the Company's current deferred tax assets for federal and state income taxes (amounts in thousands) are as follows:

                                                                          DECEMBER 31,
                                                                       -----------------
                                                                       1993         1994
                                                                       ----         ----
    Capitalized Research and Development...........................  $ 10,170     $ 11,890
    Net Operating Loss Carryforwards...............................    13,900       23,050
    Research Credits...............................................     2,360        3,630
    Other -- Net...................................................       640        1,250
    Valuation Allowance............................................   (27,070)     (39,820)
                                                                     --------     --------
              Total................................................  $     --     $     --
                                                                     ========     ========

     The valuation allowance increased by approximately $4,180,000 in 1992, $8,743,000 in 1993 and $12,750,000 in 1994 due to the Company's continuing operating losses. Approximately $1,600,000 of the valuation allowance for deferred tax assets relates to benefits of stock option deductions which, when recognized, will be allocated directly to contributed capital.

6.  LEGAL PROCEEDINGS


     On January 19, 1993, SEQUUS announced the issuance of United States Patent No. 5,180,713 (the " '713 Patent") claiming a method of preparing a stable liposome-entrapped amphotericin B drug product.

                          SEQUUS PHARMACEUTICALS, INC.

The Company is not using the newly patented method to produce its AMPHOTEC product, which is not a liposome. On January 19, 1993, NeXstar Pharmaceuticals, Inc. filed an action in United States District court (the "Court") for a declaratory judgment that the '713 patent is invalid, unenforceable and not infringed by NeXstar. The Company filed a counterclaim alleging that NeXstar has been infringing the patent and asking that the '713 patent be held valid and enforceable. On December 3, 1993, NeXstar filed a motion for summary judgment, arguing, inter alia, that a key claim of the '713 patent should be interpreted narrowly. On January 25, 1994, the Court issued a Memorandum Opinion and Order denying NeXstar's motion for summary judgment but indicating that the Court agreed with NeXstar's narrow interpretation of the '713 claim. SEQUUS, believing this interpretation to be erroneous, and wishing to appeal the decision as soon as possible, entered into an agreement with NeXstar for the immediate entry of a stipulated judgment in favor of NeXstar, which SEQUUS could then appeal. In November 1994, following a hearing in the Court of Appeal for the Federal Circuit, the Company's appeal was denied.

     On February 26, 1993, NeXstar filed an action in the Patents County Court in the United Kingdom (the "United Kingdom Patent Court") alleging that the Company's DOXIL product infringes European Patent No. 0,179,444 (the " '444 Patent"), which claims the use of certain liposomes encapsulating a chemotherapeutic agent for intravenous targeting to tumors. The action asked the United Kingdom Patent Court to restrain the Company from infringing the '444 Patent and to order the Company to pay NeXstar an unspecified amount for alleged damages and for court costs. On June 21, 1993, SEQUUS filed its answer denying NeXstar's claim of infringement and asserting a counterclaim asking that the '444 Patent be held invalid. In January 1995, the parties agreed to drop their respective claims against each other, and the United Kingdom Patent Court entered a judgment dismissing all claims in the case with prejudice. Consequently, this case cannot be reopened.

     From time to time, the Company is notified of potential claims or litigation against it arising out of the ordinary course of business. It is the view of management, after consultation with counsel, that the ultimate resolution of all pending claims should not have a materially adverse effect on the financial position of the Company.

7.  SUBSEQUENT EVENTS

     On March 31, 1995, the Company raised $10.9 million (net proceeds $10.1 million) of equity capital with the sale of 436,000 shares of Series A Convertible Reset Preferred Stock ("Convertible Reset Preferred Stock") together with warrants to purchase 734,000 shares of Common Stock. Each share of Convertible Reset Preferred Stock is convertible into Common Stock at an initial conversion price of $7.425 per share of Common Stock, representing a 10% premium to the closing price of the Common Stock on March 24, 1995, the date the offering was priced. The Convertible Reset Preferred Stock will automatically convert into Common Stock at the option of the Company, in whole or in part, in the event that the Common Stock has closed for 20 out of 30 consecutive trading days at a price in excess of approximately $13.00 per share. This condition for automatic conversion was met as of September 12, 1995, and the Company may elect to convert the Convertible Reset Preferred Stock at any time. In the event that the Convertible Reset Preferred Stock remains outstanding on March 25, 1996, the conversion price will be reset to the lesser of (i) the initial conversion price and (ii) the lowest 30-day consecutive average closing market price of the Common Stock in the preceding 12-month period, subject to a floor of $3.713 per share. In the event of any liquidation, dissolution or winding up of the Company, the holders of the outstanding shares of Convertible Reset Preferred Stock are entitled to receive, prior and in preference to any distribution of any assets or surplus funds of the Company to the holders of Common Stock, an amount equal to $25.00 per outstanding share of Convertible Reset Preferred Stock. The warrants have a three-year life and are exercisable at a fixed rate of $7.425 per share of Common Stock.

                          SEQUUS PHARMACEUTICALS, INC.

     On April 13, 1995, the Company raised an additional $1.1 million (net proceeds of $900,000) of equity capital with the sale of 44,000 shares of Convertible Reset Preferred Stock together with warrants to purchase 74,320 shares of Common Stock. The additional shares of Convertible Reset Preferred Stock were issued under the same terms as those described above.

     On May 25, 1995, the Company raised $15 million (net proceeds $14.2 million) through a private placement of Units. Each Unit consisted of one share of Common Stock and a warrant to purchase one-half share of Common Stock at an exercise price per share of $7.4328. The warrants are only exercisable if the Common Stock portion of the Unit is held for one year by the initial Unit purchaser. The price per Unit was $6.7571. Under the terms of this financing, the investors also receive the first right to negotiate with the Company to participate in the commercial development of the Company's anticancer product, DOXIL, in Brunei, China, Hong Kong, Indonesia, Malaysia, Singapore, Taiwan and Thailand.

     In June 1995, the Company's Board of Directors authorized an additional 2,150,000 shares of Common Stock be reserved for the Company's 1987 Employee Stock Option Plan, 1990 Director Stock Option Plan and the 1987 Consultant Stock Option Plan and an additional 100,000 shares of Common Stock for the Company's Employee Stock Purchase Plan, each subject to stockholder approval. On September 12, 1995, stockholders approved the reservation of these additional shares. Also on September 12, 1995, the Company's stockholders approved an increase in the number of authorized shares of Common Stock from 35,000,000 to 45,000,000.

                                      LOGO


                                Debt Securities
                                  Common Stock
                                Preferred Stock
                       Warrants to Purchase Common Stock
                             ---------------------


     SEQUUS Pharmaceuticals, Inc., formerly Liposome Technology, Inc. (the "Company"), directly or through agents, dealers, or underwriters designated from time to time, may offer, issue and sell, together or separately, up to $50,000,000 in the aggregate of (a) secured or unsecured debt securities (the "Debt Securities") of the Company, which may be either senior debt securities (the "Senior Debt Securities"), senior subordinated debt securities (the "Senior Subordinated Debt Securities") or subordinated debt securities (the "Subordinated Debt Securities"), (b) shares of preferred stock of the Company, par value $0.01 per share (the "Preferred Stock"), in one or more series, (c) shares of common stock of the Company, par value $.0001 per share (the "Common Stock"), and (d) warrants to purchase Common Stock (the "Warrants"), or any combination of the foregoing, either individually or as units consisting of one or more of the foregoing, each on terms to be determined at the time of sale. The Debt Securities may be issued as exchangeable and/or convertible Debt Securities exchangeable for or convertible into shares of Common Stock or Preferred Stock. The Preferred Stock may also be exchangeable for and/or convertible into shares of Common Stock or any other series of Preferred Stock. The Debt Securities, the Preferred Stock, the Common Stock and the Warrants are collectively referred to herein as the "Securities." When a particular series of Securities is offered, a supplement to this Prospectus (each a "Prospectus Supplement") will be delivered with this Prospectus. The Prospectus Supplement will set forth the terms of the offering and sale of the offered securities.



     Except as described more fully herein or as set forth in the Prospectus Supplement relating to any offered Debt Securities, the Indenture will not provide holders of Debt Securities protection in the event of a highly-leveraged transaction, reorganization, restructuring, merger or similar transaction involving the Company which could adversely affect holders of Debt Securities. See "Description of Debt Securities -- Consolidation, Merger and Sale of Assets."



     The Company's Common Stock is traded over-the-counter on the Nasdaq National Market under the symbol SEQU. On May 9, 1995, the last reported sale price of the Common Stock as reported by Nasdaq was $6.63 per share. The Company has not yet determined whether any of the Debt Securities, Preferred Stock or Warrants offered hereby will be listed on any exchange or over-the-counter market. If the Company decides to seek listing of any such Securities, the Prospectus Supplement relating thereto will disclose such exchange or market.

                             ---------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
    EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
       SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
       COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS
         PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A FEDERAL
           OFFENSE.
                             ---------------------

     The Securities may be sold directly by the Company, through agents designated from time to time or to or through underwriters or dealers. The Company reserves the sole right to accept, and together with its time, to reject in whole or in part any proposed purchase of Securities to be made directly or through agents. See "Plan of Distribution." If any such agents or underwriters are involved in the sale of any Securities, the names of such agents or underwriters and any applicable fees, commissions or discounts will be set forth in the applicable Prospectus Supplement.

     This Prospectus may not be used to consummate sales of Securities unless accompanied by the applicable Prospectus Supplement.


                 The date of this Prospectus is June 26, 1995.

     IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE SECURITIES AT LEVELS ABOVE THOSE WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

     IN CONNECTION WITH THIS OFFERING, CERTAIN UNDERWRITERS AND SELLING GROUP MEMBERS MAY ENGAGE IN PASSIVE MARKET MAKING TRANSACTIONS IN THE COMMON STOCK ON NASDAQ IN ACCORDANCE WITH RULE 10B-6A UNDER THE SECURITIES ACT OF 1934. SEE "PLAN OF DISTRIBUTION."

                             AVAILABLE INFORMATION

     The Company has filed with the Securities and Exchange Commission (the "Commission") a Registration Statement on Form S-3 (together with all amendments and exhibits thereto, the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the Securities offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement, part of which has been omitted in accordance with the rules and regulations of the Commission. For further information about the Company and the Securities offered hereby, reference is made to the Registration Statement, including the exhibits filed as a part thereof and otherwise incorporated therein. Statements made in this Prospectus as to the contents of any document referred to herein are not necessarily complete, and in each instance reference is made to such document for a more complete description, and each such statement is qualified in its entirety by such reference.

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, files periodic reports, proxy statements and other information with the Commission. The Registration Statement, including the exhibits thereto, as well as such reports and other information filed by the Company with the Commission, can be inspected, without charge, and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Room 1024, Washington D.C., 20549; 7 World Trade Center, New York, New York 10048 and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such materials can be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. Reports and other information concerning the Company can also be inspected at the offices of the National Association of Securities Dealers, Inc., 1735 K Street, N.W., Washington, D.C. 20006.

                     INFORMATION INCORPORATED BY REFERENCE


     The following documents filed by the Company with the Commission pursuant to the Exchange Act are incorporated by reference in this Prospectus: (1) the Company's Annual Report on Form 10-K for the year ended December 31, 1994, as amended by the Company's Form 10K/A-1 filed May 1, 1995, and the Company's Form 10-K/A-2 filed May 26, 1995; (2) the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 1995; (3) the description of the Company's Common Stock set forth in its Registration Statement on Form 8-A filed with Commission on May 8, 1987; and (4) all other documents subsequently filed pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and before the termination of the offering, which shall be deemed to be a part hereof from the date of filing of such documents.


     Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is incorporated or deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     The Company will provide without charge to each person, including any beneficial owner, to whom this Prospectus is delivered, upon request, a copy of any documents incorporated into this Prospectus by reference (other than exhibits incorporated by reference into such document). Requests for documents should be submitted to SEQUUS Pharmaceuticals, Inc., 960 Hamilton Court, Menlo Park, California 94025, Attention: Secretary (telephone (415) 323-9011). The information relating to the Company contained in this Prospectus does not purport to be comprehensive and should be read together with the information contained in the documents incorporated or deemed to be incorporated by reference herein.


                                  THE COMPANY


     SEQUUS Pharmaceuticals, Inc. ("SEQUUS" or the "Company") is engaged in the development, manufacture, marketing and sale of proprietary liposome and lipid-based pharmaceutical products to treat life-threatening illnesses, including cancer and infectious diseases. Liposome and lipid-based drug delivery offers the potential to improve drug effectiveness and to reduce the side effects associated with certain injectable drugs.



     Liposomes are microscopic spheres formed of thin but durable lipid membranes which regulate the passage of an entrapped drug into the bloodstream over a period of time. The Company's current priority products use proprietary Stealth(R) liposomes or a colloidal dispersion of lipids to entrap therapeutic agents.



     SEQUUS' near-term product development strategy includes: (i) obtaining approval from the U.S. Food and Drug Administration of New Drug Applications for its key products, Amphocil(TM)(1) and DOXIL(R)(2), and of Market Authorization Application dossiers from regulatory agencies in non-U.S. markets; (ii) completing the full clinical development, registration and expanded labeling of these products for a range of indications; (iii) exploring additional applications for DOXIL Technology; and (iv) creating advanced technology for future products.


     Stealth(R) and DOXIL(TM) are trademarks of the Company and are used throughout this Prospectus to describe, respectively, the Company's proprietary long-circulating liposomes and Stealth liposome doxorubicin product. The Company has filed for registration of the Amphocil(TM) tradename used throughout this Prospectus to describe the Company's proprietary amphotericin B product.

     The Company was founded in 1981 and was reincorporated in Delaware in 1987. Its principal offices are located at 960 Hamilton Court, Menlo Park, California 94025, and its telephone number is (415) 323-9011.

                                  RISK FACTORS

     In addition to the other information in this Prospectus, prospective purchasers of the Securities offered hereby should carefully consider the risk factors set forth under the heading "Risk Factors" in "Management's Discussion and Analysis of Financial Condition, Results of Operations and Risk Factors" included in the Company's most recently incorporated Annual Report on Form 10-K or Quarterly Report on Form 10-Q.

---------------

     (1) Also called Amphotec(TM) and ABCD(R).

     (2) Also called DOX-SL(R) and S-Dox.

                                USE OF PROCEEDS

     The Company currently has no specific plans for the use of the net proceeds from the sale of Securities offered hereby. However, the Company currently anticipates that any such net proceeds would be used for general corporate purposes, which may include funding clinical, regulatory, marketing and sales activities with respect to Amphocil and DOXIL, and research and development of new products. When a particular series of Securities is offered, the Prospectus Supplement relating thereto will set forth the Company's intended use for the net proceeds received from the sale of such Securities.

     Allocation of the net proceeds and the timing of expenditures will vary depending on numerous factors, including the progress of the Company's research and development efforts, the results of clinical trials, the timing of regulatory approvals and the level of product sales. Pending their application, the net proceeds will be invested in investment grade, short-term, interest-bearing securities and deposit accounts.


     Companies in the pharmaceutical and biotechnology industries generally expend significant capital resources in product research and development and commercialization. The Company believes that its existing cash balances and interest income earned thereon together with revenues from sales will be adequate to fund SEQUUS' planned activities through the fourth quarter of 1995. The Company will need additional financing to support the continuing development and commercialization of its products, but no assurance can be given that adequate financing will be available on satisfactory terms, if at all. Such capital may be raised through the sale of the Securities offered hereby, additional securities offerings, borrowing, product sales and other available sources.

                                    DILUTION

     The net tangible book value of the Company at December 31, 1994, was approximately $10,629,000, or $0.56 per share of Common Stock. "Net tangible book value" per share represents the amount of total tangible assets of the Company reduced by the amount of its total liabilities and divided by the number of shares of Common Stock outstanding. Assuming the Company issues an aggregate of $50,000,000 of Common Stock at an assumed public offering price of $6.63 per share (the last reported sale price of the Common Stock on the Nasdaq National Market on May 9, 1995), with estimated net proceeds to the Company (after assumed commissions and expenses) of $46,800,000, the pro forma net tangible book value of the Company at December 31, 1994, would have been $57,429,000 or $2.16 per share. This represents an immediate increase in net tangible book value of $1.60 per share to existing stockholders and an immediate dilution of $4.47 per share to new investors purchasing Common Stock in such offering, as illustrated in the following table:

    Assumed public offering price per share of Common Stock(1)...........            $ 6.63
      Net tangible book value per share before this offering.............  $ 0.56
      Increase attributable to new investors.............................    1.60
                                                                            -----
    Pro forma net tangible book value per share of Common Stock after
      this offering......................................................            $ 2.16
                                                                                      -----
    Dilution to new investors............................................            $ 4.47
                                                                                      =====

---------------
(1) The Company assumed an offering price of $6.63 per share based on the last reported sale price of the Common Stock on the Nasdaq National Market on May 9, 1995. The assumed offering price of the Common Stock at the time any Common Stock is offered hereby may differ significantly from the offering price assumed for purposes of this Prospectus.

     The above table does not give effect to the sale by the Company in March and April 1995 of an aggregate of 480,000 shares of Series A Convertible Reset Preferred Stock. See "Description of Preferred Stock -- Outstanding Preferred Stock."

     If the Securities offered hereby are Common Stock, the Prospectus Supplement relating thereto will include a revised dilution table setting forth any increase in net tangible book value to existing stockholders and any dilution to new investors based on the proposed number of shares of Common Stock to be offered and the assumed public offering price at the time of such offering.

              RATIOS OF EARNINGS TO FIXED CHARGES AND EARNINGS TO
              COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

     For the fiscal years ended December 31, 1990, 1991, 1992, 1993 and 1994, earnings were insufficient to cover fixed charges by $7,471,000, $8,213,000, $15,393,000, $19,654,000 and $29,185,000, respectively. There was no preferred stock of the Company issued or outstanding during any of the years in the five year period ended December 31, 1994. For these reasons, no ratios are provided.

                       GENERAL DESCRIPTION OF SECURITIES

     The Company directly or through agents, dealers, or underwriters designated from time to time, may offer, issue and sell, together or separately, up to $50,000,000 in the aggregate of (a) secured or unsecured debt securities (the "Debt Securities") of the Company, which may be either senior debt securities (the "Senior Debt Securities"), senior subordinated debt securities (the "Senior Subordinated Debt Securities") or subordinated debt securities (the "Subordinated Debt Securities"), (b) shares of preferred stock of the Company, par value $0.01 per share (the "Preferred Stock"), in one or more series, (c) shares of common stock of the Company, par value $0.0001 per share (the "Common Stock"), and (d) warrants to purchase Common Stock (the "Warrants"), or any combination of the foregoing, either individually or as units consisting of one or more of the foregoing, each on terms to be determined at the time of sale. The Debt Securities may be issued as exchangeable and/or convertible Debt Securities exchangeable for or convertible into shares of Common Stock or Preferred Stock. The Preferred Stock may also be exchangeable for and/or convertible into shares of Common Stock or another series of Preferred Stock. The Debt Securities, the Preferred Stock, the Common Stock and the Warrants are collectively referred to herein as the "Securities." When a particular series of Securities is offered, a supplement to this Prospectus (each a "Prospectus Supplement") will be delivered with this Prospectus. The Prospectus Supplement will set forth the terms of the offering and sale of the offered Securities.

                         DESCRIPTION OF DEBT SECURITIES

     The following description sets forth certain general terms and provisions of the Debt Securities to which any Prospectus Supplement may relate. The particular terms of the Debt Securities offered by any Prospectus Supplement and the extent, if any, to which such general provisions do not apply to the Debt Securities so offered will be described in the Prospectus Supplement relating to such Debt Securities.

     Debt Securities may be issued from time to time in series under an indenture, and one or more indentures supplemental thereto (collectively, the "Indenture"), between the Company and a trustee to be identified in the applicable Prospectus Supplement (the "Trustee"). The terms of the Debt Securities will include those stated in the Indenture and those made part of the Indenture by reference to the Trust Indenture Act of 1939 (the "TIA") as in effect on the date of the Indenture. The Debt Securities will be subject to all such terms, and potential investors of the Debt Securities are referred to the Indenture and the TIA for a statement thereof. The following summary of certain provisions of the Indenture does not purport to be complete and is qualified in its entirety by reference to the Indenture, including the definitions therein of certain terms used below. A copy of the proposed form of Indenture has been filed as an exhibit to the Registration Statement of which this Prospectus is a part. As used under this caption, unless the context otherwise requires, Offered Debt Securities shall mean the Debt Securities offered by this Prospectus and the accompanying Prospectus Supplement.

GENERAL

     The Indenture will provide for the issuance of Debt Securities in series and will not limit the principal amount of Debt Securities which may be issued thereunder. In addition, except as may be provided in the Prospectus Supplement relating to such Debt Securities, the Indenture will not limit the amount of additional indebtedness the Company may incur.

     The applicable Prospectus Supplement or Prospectus Supplements will describe the following terms of the series of Offered Debt Securities in respect of which this Prospectus is being delivered: (1) the title of the Offered Debt Securities; (2) whether the Offered Debt Securities are Senior Debt Securities, Senior Subordinated Debt Securities or Subordinated Debt Securities or any combination thereof; (3) any limit upon the aggregate principal amount of the Offered Debt Securities; (4) the date or dates on which the principal of the Offered Debt Securities is payable; (5) the rate or rates at which the Offered Debt Securities will bear interest, if any, or the manner in which such rate or rates are determined; (6) the date or dates from which any such interest will accrue, the interest payment dates on which any such interest on the Offered Debt Securities will be payable and the record dates for the determination of holders to whom interest is payable; (7) the place or places where the principal of and any interest on the Offered Debt Securities will be payable; (8) the obligation of the Company, if any, to redeem, purchase or repay the Offered Debt Securities in whole or in part pursuant to any sinking fund or analogous provisions or at the option of the holders and the price or prices at which and the period and periods within which and the terms and conditions upon which the Offered Debt Securities shall be redeemed, purchased or repaid pursuant to such obligation; (9) the denominations in which any Offered Debt Securities will be issuable, if other than denominations of U.S. $1,000 and any integral multiple thereof; (10) if other than the principal amount thereof, the portion of the principal amount of the Offered Debt Securities of the series which will be payable upon declaration of the acceleration of the maturity thereof; (11) any addition to or change in the covenants which apply to the Offered Debt Securities; (12) any Events of Default with respect to the Offered Debt Securities, if not otherwise set forth under "Events of Default"; (13) whether the Offered Debt Securities will be issued in whole or in part in global form; the terms and conditions, if any, upon which such global Offered Debt Securities may be exchanged in whole or in part for other individual securities, and the depositary for the Offered Debt Securities;
(14) the terms and conditions, if any, upon which the Offered Debt Securities shall be exchanged for or converted into other securities or property; (15) the nature and terms of the security for any secured Offered Debt Securities; and
(16) any other terms of the Offered Debt Securities which terms shall not be inconsistent with the provisions of the Indenture.

     Debt Securities may be issued at a discount from their principal amount ("Original Issue Discount Securities"). Federal income tax considerations and other special considerations applicable to any such Original Issue Discount Securities will be described in the applicable Prospectus Supplement.

     Debt Securities may be issued in bearer form, with or without coupons. Federal income tax considerations and other special considerations applicable to bearer securities will be described in the applicable Prospectus Supplement.

     Unless otherwise indicated in this Prospectus or a Prospectus Supplement, the Debt Securities will not have the benefit of any covenants that limit or restrict the Company's business or operations, the pledging of the Company's assets or the incurrence of indebtedness by the Company.

STATUS OF DEBT SECURITIES

     The Senior Debt Securities will be unsubordinated obligations of the Company and shall be senior in rank to all such other Debt (as defined below) of the Company hereafter incurred to the extent the terms of such Debt expressly provide that the Debt is subordinate to the Senior Debt Securities. The Senior Debt Securities will rank on a parity with all other unsecured and unsubordinated indebtedness of the Company.

     The obligations of the Company pursuant to Senior Subordinated Debt Securities will be subordinate in right of payment, to the extent and in the manner set forth in the Indenture, to all Senior Indebtedness of the Company. Except to the extent set forth in the Prospectus Supplement, "Senior Indebtedness" of the Company is defined to mean the principal of, and premium, if any, and any interest (including interest accruing subsequent to the commencement of any proceeding for the bankruptcy or reorganization of the Company under any applicable bankruptcy, insolvency or similar law now or hereafter in effect) on (a) all indebtedness of the Company whether heretofore or hereafter incurred (i) for borrowed money or (ii) in connection with the acquisition by the Company or a subsidiary of assets other than in the ordinary course of business, for the payment of which the Company is liable directly or indirectly by guarantee, letter of credit, obligation to purchase or acquire or otherwise, or the payment of which is secured by a lien, charge or encumbrance on assets acquired by the Company, (b) amendments, modifications, renewals, extensions and deferrals of any such indebtedness, and (c) any indebtedness issued in exchange for any such indebtedness (clauses (a) through (c) hereof being collectively referred to herein as "Debt"); provided, however, that the following will not constitute Senior Indebtedness with respect to Senior Subordinated Debt Securities: (1) any Debt as to which, in the instrument evidencing such Debt or pursuant to which such Debt was issued, it is expressly provided that such Debt is subordinate in right of payment to all Debt of the Company not expressly subordinated to such Debt; (2) any Debt which by its terms refers explicitly to the Senior Subordinated Debt Securities and states that such Debt shall not be senior in right of payment; and (3) any Debt of the Company in respect of the Senior Subordinated Debt Securities or any Subordinated Debt Securities. The Company will not issue Debt which is subordinated in right of payment to any other Debt of the Company and which is not expressly made pari passu with, or subordinate and junior in right of payment to, the Senior Subordinated Debt Securities.

     The obligations of the Company pursuant to Subordinated Debt Securities will be subordinate in right of payment to all Senior Indebtedness of the Company and to any Senior Subordinated Debt Securities; provided, however, that the following will not constitute Senior Indebtedness with respect to Subordinated Debt Securities: (1) any Debt as to which, in the instrument evidencing such Debt or pursuant to which such Debt was issued, it is expressly provided that such Debt is subordinate in right of payment to all Debt of the Company not expressly subordinated to such Debt; and (2) any Debt of the Company in respect of Subordinated Debt Securities and any Debt which by its terms refers explicitly to the Subordinated Debt Securities and states that such Debt shall not be senior in right of payment.

     No payment pursuant to the Senior Subordinated Debt Securities or the Subordinated Debt Securities, as the case may be, may be made unless all amounts of principal, premium, if any, and interest then due on all applicable Senior Indebtedness of the Company shall have been paid in full or if there shall have occurred and be continuing beyond any applicable grace period a default in any payment with respect to any such Senior Indebtedness, or if there shall have occurred any event of default with respect to any such Senior Indebtedness permitting the holders thereof to accelerate the maturity thereof, or if any judicial proceeding shall be pending with respect to any such default. However, the Company may make payments pursuant to the Senior Subordinated Debt Securities or the Subordinated Debt Securities, as the case may be, if a default in payment or an event of default with respect to the Senior Indebtedness permitting the holder thereof to accelerate the maturity thereof has occurred and is continuing and judicial proceedings with respect thereto have not been commenced within a certain number of days of such default in payment or event of default. Upon any distribution of the assets of the Company upon dissolution, winding-up, liquidation or reorganization, the holders of Senior Indebtedness of the Company will be entitled to receive payment in full of principal, premium, if any, and interest (including interest accruing subsequent to the commencement of any proceeding for the bankruptcy or reorganization of the Company under any applicable bankruptcy, insolvency or similar law now or hereafter in effect) before any payment is made on the Senior Subordinated Debt Securities or Subordinated Debt Securities, as applicable. By reason of such subordination, in the event of insolvency of the Company, holders of Senior Indebtedness of the Company may receive more, ratably, and holders of the Senior Subordinated Debt Securities or Subordinated Debt Securities, as applicable, having a claim pursuant to the Senior Subordinated Debt Securities or Subordinated Debt Securities, as applicable, may receive less, ratably, than the other creditors of the Company. Such subordination will not prevent the occurrence of any Event of Default in respect of the Senior Subordinated Debt Securities or the Subordinated Debt Securities.

CONVERSION RIGHTS

     The terms, if any, on which Debt Securities of a series may be exchanged for or converted into shares of Common Stock or Preferred Stock will be set forth in the Prospectus Supplement relating thereto.

EXCHANGE, REGISTRATION, TRANSFER AND PAYMENT

     Unless otherwise specified in the applicable Prospectus Supplement, payment of principal, premium, if any, and any interest on the Debt Securities will be payable, and the exchange of and the transfer of Debt Securities will be registerable, at the office of the Trustee or at any other office or agency maintained by the Company for such purpose subject to the limitations of the Indenture. Unless otherwise indicated in the applicable Prospectus Supplement, the Debt Securities will be issued in denominations of U.S. $1,000 or integral multiples thereof. No service charge will be made for any registration of transfer or exchange of the Debt Securities, but the Company may require payment of a sum sufficient to cover any tax or other governmental charge imposed in connection therewith.

BOOK-ENTRY DEBT SECURITIES

     The Debt Securities of a series may be issued in the form of one or more Global Securities that will be deposited with a Depositary or its nominee identified in the applicable Prospectus Supplement. In such a case, one or more Global Securities will be issued in a denomination or aggregate denominations equal to the portion of the aggregate principal amount of Outstanding Debt Securities of the series to be represented by such Global Security or Securities. Each Global Security will be deposited with such Depositary or nominee or a custodian therefor and will bear a legend regarding the restrictions on exchanges and registration of transfer thereof referred to below and any such other matters as may be provided for pursuant to the applicable Indenture.

     Notwithstanding any provision of the Indenture or any Debt Security described herein, no Global Security may be transferred to, or registered or exchanged for Debt Securities registered in the name of, any Person other than the Depositary for such Global Security or any nominee of such Depositary, and no such transfer may be registered, unless (i) the Depositary has notified the Company that it is unwilling or unable to continue as Depositary for such Global Security or has ceased to be qualified to act as such as required by the applicable Indenture, (ii) the Company executes and delivers to the Trustee an order that such Global Security shall be so transferable, registrable and exchangeable, and such transfers shall be registrable, or (iii) there shall exist such circumstances, if any, as may be described in the applicable Prospectus Supplement. All Debt Securities issued in exchange for a Global Security or any portion thereof will be registered in such names as the Depositary may direct.

     The specific terms of the depositary arrangement with respect to any portion of a series of Debt Securities to be represented by a Global Security will be described in the applicable Prospectus Supplement. The Company expects that the following provisions will apply to depositary arrangements.

     Unless otherwise specified in the applicable Prospectus Supplement, Debt Securities which are to be represented by a Global Security to be deposited with or on behalf of a Depositary will be represented by a Global Security registered in the name of such Depositary or its nominee. Upon the issuance of such Global Security, and the deposit of such Global Security with or on behalf of the Depositary for such Global Security, the Depositary will credit, on its book-entry registration and transfer system, the respective principal amounts of the Debt Securities represented by such Global Security to the accounts of institutions that have accounts with such Depositary or its nominee ("participants"). The accounts to be credited will be designated by the underwriters or agents of such Debt Securities or by the Company, if such Debt Securities are offered and sold directly by the Company. Ownership of beneficial interests in such Global Security will be limited to participants or Persons that may hold interests through participants. Ownership of beneficial interests by participants in such Global Security will be shown on, and the transfer of that ownership interest will be effected only through, records maintained by the Depositary or its nominee for such Global Security. Ownership of beneficial interests in such Global Security by Persons that hold through participants will be shown on, and the transfer of that ownership interest within such participant will be effected only through, records maintained by such participant. The laws of some jurisdictions require that certain purchasers of securities take physical delivery of such securities in certificated form. The foregoing limitations and such laws may impair the ability to transfer beneficial interests in such Global Securities.

     So long as the Depositary for a Global Security, or its nominee, is the registered owner of such Global Security, such Depositary or such nominee, as the case may be, will be considered the sole owner or holder of the Debt Securities represented by such Global Security for all purposes under the Indenture. Unless otherwise specified in the applicable Prospectus Supplement, owners of beneficial interests in such Global Security will not be entitled to have Debt Securities of the series represented by such Global Security registered in their names, will not receive or be entitled to receive physical delivery of Debt Securities of such series in certified form and will not be considered the Holders thereof for any purposes under the Indenture. Accordingly, each person owning a beneficial interest in such Global Security must rely on the procedures of the Depositary and, if such person is not a participant, on the procedures of the participant through which such person owns its interest, to exercise any rights of a Holder under the Indenture.

     If the Company requests any action of holders or an owner of a beneficial interest in such Global Security desires to give any notice or take any action a holder is entitled to give or take under the Indenture or the TIA, the Depositary will authorize the participants to give such notice or take such action, and participants will authorize beneficial owners owning through such participants to give such notice or take such action or would otherwise act upon the instructions of beneficial owners owning through them.

     Notwithstanding any other provisions to the contrary in the Indenture, the rights of the beneficial owners of the Debt Securities to receive payment of the principal and premium, if any, of and interest on such Debt Securities, on or after the respective due dates expressed in such Debt Securities, or to institute suit for the enforcement of any such payment on or after such respective dates, shall not be impaired or affected without the consent of the beneficial owners.

     Principal of and any interest on a Global Security will be payable in the manner described in the applicable Prospectus Supplement.

CONSOLIDATION, MERGER AND SALE OF ASSETS

     The Company, without the consent of any holders of outstanding Debt Securities, may not consolidate with or merge into, or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of its property or assets to any person unless (a) the Company is the surviving corporation or the entity or the person formed by or surviving any such consolidation or merger (if other than the Company) or to which such sale, assignment, transfer, lease, conveyance or other disposition shall have been made is a corporation organized and existing under the laws of the United States, any state thereof or the District of Columbia; (b) the entity or person formed by or surviving any such consolidation or merger (if other than the Company) or the entity or person to which such sale, assignment, transfer, lease, conveyance or other disposition shall have been made assumes all the obligations of the Company under the Debt Securities and the Indenture; and (c) immediately prior to and after the transaction no Default or Event of Default exists.

COVENANTS OF THE COMPANY

     The applicable Prospectus Supplement will describe any material covenants in respect of a series of Offered Debt Securities. Other than the covenants of the Company included in the Indenture as described above or as described in the applicable Prospectus Supplement, Indenture will not provide holders of Debt Securities protection in the event of a highly leveraged transaction reorganization, restructuring, merger or similar transaction involving the Company which could adversely affect holders of Debt Securities.

EVENTS OF DEFAULT

     Unless otherwise specified in the applicable Prospectus Supplement, the following will constitute Events of Default under the Indenture with respect to Debt Securities of any series: (a) failure to pay principal of any Debt Security of that series when due and payable at maturity, upon redemption or otherwise;
(b) failure to pay any interest on any Debt Security of that series when due, and the Default continues for 30 days; (c) an Event of Default, as defined in the Debt Securities of that series, occurs and is continuing, or the Company fails to comply with any of its other agreements in the Debt Securities of that series or in the Indenture with respect to that series and the Default continues for the period and after the notice provided therein (and described below); and
(d) certain events of bankruptcy, insolvency or reorganization. A Default under clause (c) above is not an Event of Default with respect to a particular series of Securities until the Trustee or the Holders of at least 25% in principal amount of the then outstanding Securities of that series notify the Company of the Default and the Company does not cure the Default within 30 days after receipt of the notice. The notice must specify the Default, demand that it be remedied and state that the notice is a "Notice of Default".

     If an Event of Default with respect to Outstanding Debt Securities of any series (other than an Event or Default relating to certain events of bankruptcy, insolvency or reorganization) shall occur and be continuing, either the Trustee or the holders of at least 25% in principal amount of the outstanding Debt Securities of that series by notice, as provided in the Indenture, may declare the unpaid principal amount (or, if the Debt

Securities of that series are Original Issue Discount Securities, such lesser amount as may be specified in the terms of that series) of, and any accrued and unpaid interest on, all Debt Securities of that series to be due and payable immediately. However, at any time after a declaration of acceleration with respect to Debt Securities of any series has been made, but before a judgment or decree based on such acceleration has been obtained, the Holders of a majority in principal amount of the outstanding Debt Securities of that series may, under certain circumstances, rescind and annul such acceleration. For information as to waiver of defaults, see "Modification and Waiver" below.

     The Indenture will provide that, subject to the duty of the Trustee during an Event of Default to act with the required standard of care, the Trustee will be under no obligation to exercise any of its rights or powers under the applicable Indenture at the request or direction of any of the holders, unless such holders shall have offered to the Trustee reasonable security or indemnity. Subject to certain provisions, including those requiring security or indemnification of the Trustee, the holders of a majority in principal amount of the outstanding Debt Securities of any series will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee, or exercising any trust or power conferred on the Trustee, with respect to the Debt Securities of that series.

     The Company will be required to furnish to the Trustee under the Indenture annually a statement as to the performance by the Company of its obligations under that Indenture and as to any default in such performance.

MODIFICATION AND WAIVER

     Subject to certain exceptions, the Company and the Trustee may amend the Indenture or the Debt Securities with the written consent of the holders of a majority in principal amount of the then outstanding Debt Securities of each series affected by the amendment with each series voting as a separate class. The holders of a majority in principal amount of the then outstanding Debt Securities of any series may also waive compliance in a particular instance by the Company with any provision of the Indenture with respect to the Debt Securities of that series; provided, however, that without the consent of each holder of Debt Securities affected, an amendment or waiver may not (i) reduce the percentage of the principal amount of Debt Securities whose holders must consent to an amendment or waiver; (ii) reduce the rate or change the time for payment of interest on any Debt Security; (iii) reduce the principal of or change the fixed maturity of any Debt Security, or alter the redemption provisions which respect thereto; (iv) make any Debt Security payable in money other than that stated in the Debt Security; (v) make any change in the provisions concerning waivers of Default or Events of Default by holders or the rights of holders to recover the principal of or interest on any Debt Security; or (vi) waive a default in the payment of the principal of, or interest on, any Debt Security, except as otherwise provided in the Indenture. The Company and the Trustee may amend the Indenture or the Debt Securities without notice to or the consent of any holder of a Debt Security: (i) to cure any ambiguity, defect or inconsistency; (ii) to comply with the Indenture's provisions with respect to successor corporations; (iii) to comply with any requirements of the Commission in connection with the qualification of the Indenture under the TIA; (iv) to provide for Debt Securities in addition to or in place of certificated Debt Securities; (v) to add to, change or eliminate any of the provisions of the Indenture in respect of one of more series of Debt Securities, provided, however, that any such addition, change or elimination (A) shall neither (1) apply to any Debt Security of any series created prior to the execution of such amendment and entitled to the benefit of such provision, nor (2) modify the rights of a holder of any such Debt Security with respect to such provision, or
(B) shall become effective only when there is no outstanding Debt Security of any series created prior to such amendment and entitled to the benefit of such provision; (vi) to make any change that does not adversely affect in any material respect the interest on any holder; or (vii) to establish additional series of Debt Securities as permitted by the Indenture.

     Subject to certain exceptions, the holders of a majority in principal amount of the then outstanding Debt Securities of any series, by notice to the Trustee, may waive an existing Default or Event of Default and its consequences except a Default or Event of Default in the payment of the principal of or interest on any Debt Security with respect to the Debt Securities of that series.

TERMINATION OF THE COMPANY'S OBLIGATIONS UNDER THE DEBT SECURITIES AND THE INDENTURE

     Except as otherwise described below, the Company may terminate its obligations under the Debt Securities and the Indenture with respect to the Debt Securities if:

     (a) all previously authenticated and delivered (other than destroyed, lost or stolen Debt Securities which have been replaced or Debt Securities which are paid or Debt Securities for whose payment money or securities has theretofore been held in trust and thereafter repaid to the Company) have been delivered to the Trustee for cancellation and the Company has paid all sums payable by it under the Indenture; or

     (b) (1) the Debt Securities mature within one year; and

          (2) the Company irrevocably deposits in trust with the Trustee during such one-year period, under the terms of an irrevocable trust agreement in form and substance satisfactory to the Trustee, as trust funds solely for the benefit of the holders of Debt Securities for that purpose, money or U.S. Government Obligations, or a combination thereof, with the U.S. Government Obligations maturing as to principal and interest in such amounts and at such times as are sufficient, without consideration of any reinvestment of such interest, to pay principal of and interest on the Debt Securities to maturity and to pay all other sums payable by it under the Indenture; or

     (c) (1) the Company irrevocably deposits in trust with the Trustee under the terms of an irrevocable trust agreement in form and substance satisfactory to the Trustee, as trust funds solely for the benefit of the holders of Debt Securities for that purpose, money or U.S. Government Obligations, or a combination thereof, with the U.S. Government Obligations maturing as to principal and interest in such amounts and at such times as are sufficient, without consideration of any reinvestment of such interest, to pay principal of and interest on the Debt Securities to maturity;

          (2) The Company shall have delivered to the Trustee (A) a ruling directed to the Trustee received from the Internal Revenue Service to the effect that the holders of the Debt Securities will not recognize income, gain or loss for federal income tax purposes as a result of the Company's exercise of its option under this clause (c) and will be subject to federal income tax on the same amount and in the same manner and at the same times as would have been the case if such option had not been exercised, of (B) an opinion of counsel to the same effect as the ruling described in subclause (A) above accompanied by a ruling to that effect published by the Internal Revenue Service, unless there has been a change in the applicable federal income tax law since the date of the Indenture such that a ruling from the Internal Revenue Service is no longer required;

          (3) The Company has paid or caused to be paid all sums then payable by the Company under the Indenture; and

          (4) the Company has delivered to the Trustee an officers' certificate and an opinion of counsel, each stating that all conditions precedent provided for in this clause (c) relating to termination of obligations of the Company have been complied with.

     The Company's obligations under sections of the Indenture relating to the registrar and the paying agent, their obligations, the maintenance of a list of holders, transfers of Debt Securities, replacement of securities, payment (together with payment obligations under the Debt Securities), compensation and indemnity of the Trustee (Section 7.07), replacement of the Trustee and repayment to the Company of excess money held by the Trustee or the paying Agent (Section 8.03), shall survive until the Debt Securities are no longer outstanding. Thereafter, and after any discharge pursuant to clause (a) above, only the Company's obligations in Sections 7.07 and 8.03 of the Indenture shall survive. If the ruling from the Internal Revenue Service or opinion of counsel referred to in clause (c)(2) above is based on or assumes that the Company's payment obligations under the Indenture or its payment obligations under the Debt Securities will continue (or is silent with respect thereto), then such discharge shall constitute only a "covenant defeasance" and, consequently, the Company shall remain liable for the payment of the Debt Securities. However, if and when a ruling from the Internal Revenue Service or opinion of counsel referred to in clause (c)(2) above is able to be provided specifically without regard to, and not in reliance upon, the continuance of the Company's payment obligations under the Indenture and its payment obligations under the Debt Securities, then the Company's payment obligations under the Indenture and the Debt Securities shall cease upon delivery to the Trustee of such ruling or opinion of counsel and compliance with the other conditions precedent provided for in clause (c) above relating to the satisfaction and discharge of the Indenture. In such a case (a "legal defeasance") holders would be able to look only to the trust fund for payment of principal or interest on the Debt Securities.

REGARDING THE TRUSTEES

     The Trustee with respect to the first series of Debt Securities, if any, will be identified in the Prospectus Supplement relating to such Debt Securities. Other Trustees may be designated for any subsequent series of Debt Securities. The Indenture and provisions of the TIA incorporated by reference therein, contain certain limitations on the rights of the Trustee, should it become a creditor of the Company, to obtain payment of claims in certain cases, or to realize on certain property received in respect of any such claim, as security or otherwise. The Trustee and its affiliates engage in, and will be permitted to continue to engage in, other transactions with the Company and its affiliates; PROVIDED, HOWEVER, that if it acquires any conflicting interest (as defined), it must eliminate such conflict or resign.

     The holders of a majority in principal amount of the then outstanding Debt Securities of any series will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the Trustee. The TIA and the Indenture provide that in case an Event of Default shall occur (and be continuing), the Trustee will be required, in the exercise of its rights and powers, to use the degree of care and skill of a prudent man in the conduct of his own affairs. Subject to such provision, the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request of any of the holders of the Debt Securities issued thereunder, unless they have offered to the Trustee indemnity satisfactory to it.

                         DESCRIPTION OF PREFERRED STOCK

     The following description of the terms of the Preferred Stock sets forth certain general terms and provisions of the Preferred Stock to which any Prospectus Supplement may relate. Certain other terms of any series of the Preferred Stock offered by any Prospectus Supplement will be described in such Prospectus Supplement. The description of certain provisions of the Preferred Stock set forth below and in any Prospectus Supplement does not purport to be complete and is subject to and qualified in its entirety by reference to the Company's Restated Certificate of Incorporation (the "Certificate of Incorporation"), and the certificate of designation (a "Certificate of Designation") relating to each series of the Preferred Stock which will be filed with the Commission and incorporated by reference in the Registration Statement of which this Prospectus is a part at or prior to the time of the issuance of such series of the Preferred Stock.

GENERAL

     The Company has the authority to issue 4,000,000 shares of preferred stock, $0.01 par value per share ("preferred stock of the Company," which term, as used herein, includes the Preferred Stock offered hereby). As of the date hereof, the Company has designated 600,000 shares of preferred stock of the Company as Series A Convertible Reset Preferred Stock, of which 480,000 shares are issued and outstanding as of April 30, 1995. See "-- Outstanding Preferred Stock." Under the Certificate of Incorporation, the Board of Directors of the Company is authorized without further stockholder action to designate and provide for the issuance of up to 3,400,000 additional shares of preferred stock of the Company, in one or more series, with such voting powers, full or limited, and with such designations, preferences and relative participating, optional or other special rights, and qualifications, limitations or restrictions thereof, as shall be stated in the resolution or resolutions providing for the issue of a series of such stock adopted, at any time or from time to time, by the Board of Directors of the Company (as used herein the term "Board of Directors of the Company" includes any duly authorized committee thereof).

     The Preferred Stock shall have the dividend, liquidation, redemption and voting rights set forth below unless otherwise provided in a Prospectus Supplement relating to a particular series of the Preferred Stock.

Reference is made to the Prospectus Supplement relating to the particular series of the Preferred Stock offered thereby for specific terms, including: (i) the designation and stated value per share of such Preferred Stock and the number of shares offered; (ii) the amount of liquidation preference per share; (iii) the initial public offering price at which such Preferred Stock will be issued; (iv) the dividend rate (or method of calculation), the dates on which dividends shall be payable and the dates from which dividends shall commence to cumulate, if any; (v) any redemption or sinking fund provisions; (vi) any conversion or exchange rights; and (vii) any additional voting, dividend, liquidation, redemption, sinking fund and other rights, preferences, privileges, limitations and restrictions.

     The Preferred Stock will, when issued, be fully paid and nonassessable and will have no preemptive rights. The rights of the holders of each series of the Preferred Stock will be subordinate to those of the Company's general creditors.

DIVIDEND RIGHTS

     Holders of the Preferred Stock of each series will be entitled to receive, when, as and if declared by the Board of Directors of the Company, out of funds of the Company legally available therefor, cash dividends on such dates and at such rates as are set forth in, or as are determined by the method described in, the Prospectus Supplement relating to such series of the Preferred Stock. Such rate may be fixed or variable or both. Each such dividend will be payable to the holders of record as they appear on the stock books of the Company on such record dates, fixed by the Board of Directors of the Company, as specified in the Prospectus Supplement relating to such series of Preferred Stock.

     Such dividends may be cumulative or noncumulative, as provided in the Prospectus Supplement relating to such series of Preferred Stock. If the Board of Directors of the Company fails to declare a dividend payable on a dividend payment date on any series of Preferred Stock for which dividends are noncumulative, then the right to receive a dividend in respect of the dividend period ending on such dividend payment date will be lost, and the Company will have no obligation to pay any dividend for such period, whether or not dividends on such series are declared payable on any future dividend payment dates. Dividends on the shares of each series of Preferred Stock for which dividends are cumulative will accrue from the date on which the Company initially issues shares of such series.

     Unless otherwise specified in the applicable Prospectus Supplement, so long as the shares of any series of the Preferred Stock are outstanding, unless (i) full dividends (including if such Preferred Stock is cumulative, dividends for prior dividend periods) have been paid or declared and set apart for payment on all outstanding shares of the Preferred Stock of such series and all other classes and series of preferred stock of the Company (other than Junior Stock, as defined below) and (ii) the Company is not in default or in arrears with respect to the mandatory or optional redemption or mandatory repurchase or other mandatory retirement of, or with respect to any sinking or other analogous funds for, any shares of Preferred Stock of such series or any shares of any other preferred stock of the Company of any class or series (other than Junior Stock), the Company may not declare any dividends on any shares of Common Stock of the Company or any other stock of the Company ranking as to dividends or distributions of assets junior to such series of Preferred Stock (the Common Stock and any such other stock being herein referred to as "Junior Stock"), or make any payment on account of, or set apart money for, the purchase, redemption or other retirement of, or for a sinking or other analogous fund for, any shares of Junior Stock or make any distribution in respect thereof, whether in cash or property or in obligations of stock of the Company, other than in Junior Stock which is neither convertible into, nor exchangeable or exercisable for, any securities of the Company other than Junior Stock.

LIQUIDATION PREFERENCES

     Unless otherwise specified in the applicable Prospectus Supplement, in the event of any liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, the holders of each series of the Preferred Stock will be entitled to receive out of the assets of the Company available for distribution to stockholders, before any distribution of assets is made to the holders of Common Stock or any other shares of stock of the Company ranking junior as to such distribution to such series of the Preferred Stock, the amount set forth in the Prospectus Supplement relating to such series of the Preferred Stock. If, upon any voluntary or involuntary liquidation, dissolution or winding up of the Company, the amounts payable with respect to the Preferred Stock of any series and any other shares of preferred stock of the Company (including any other series of the Preferred Stock) ranking as to any such distribution on a parity with such series of the Preferred Stock are not paid in full, the holders of the Preferred Stock of such series and of such other shares of preferred stock of the Company will share ratably in any such distribution of assets of the Company in proportion to the full respective preferential amounts to which they are entitled. After payment to the holders of the Preferred Stock of each series of the full preferential amounts of the liquidating distribution to which they are entitled, unless otherwise provided in the applicable Prospectus Supplement, the holders of each such series of the Preferred Stock will be entitled to no further participation in any distribution of assets by the Company.

REDEMPTION

     A series of the Preferred Stock may be redeemable, in whole or from time to time in part, at the option of the Company, and may be subject to mandatory redemption pursuant to a sinking fund or otherwise, in each case upon terms, at the times and at the redemption prices set forth in the Prospectus Supplement relating to such series. Shares of the Preferred Stock redeemed by the Company will be restored to the status of authorized but unissued shares of preferred stock of the Company.

     In the event that fewer than all of the outstanding shares of a series of the Preferred Stock are to be redeemed, whether by mandatory or optional redemption, the number of shares to be redeemed will be determined by lot or pro rata (subject to rounding to avoid fractional shares) as may be determined by the Company or by any other method as may be determined by the Company in its sole discretion to be equitable. From and after the redemption date (unless default is made by the Company in providing for the payment of the redemption price plus cumulated and unpaid dividends, if any) dividends will cease to accumulate on the shares of the Preferred Stock called for redemption and all rights of the holders thereof (except the right to receive the redemption price plus accumulated and unpaid dividends, if any) will cease.

     Unless otherwise specified in the applicable Prospectus Supplement, so long as any dividends on shares of any series of the Preferred Stock or any other series of preferred stock of the Company ranking on a parity as to dividends and distribution of assets with such series of the Preferred Stock are in arrears, no shares of any such series of the Preferred Stock or such other series of preferred stock of the Company will be redeemed (whether by mandatory or optional redemption) unless all such shares are simultaneously redeemed, and the Company will not purchase or otherwise acquire any such shares; PROVIDED, HOWEVER, that the foregoing will not prevent the purchase or acquisition of share shares pursuant to a purchase or exchange offer made on the same terms to holders of all such shares outstanding.

CONVERSION AND EXCHANGE RIGHTS

     The terms, if any, on which shares of Preferred Stock of any series may be exchanged for or converted into shares of Common Stock, or another series of Preferred Stock, or any other security will be set forth in the Prospectus Supplement relating thereto. Such terms may include provisions for conversion, either mandatory, at the option of the holder, or at the option of the Company, in which case the number of shares of Common Stock or the number of shares of another series of Preferred Stock or the amount of any other securities to be received by the holders of Preferred Stock would be calculated as of a time and in the manner stated in the Prospectus Supplement.

VOTING RIGHTS

     Except as indicated in a Prospectus Supplement relating to a particular series of the Preferred Stock, or except as required by applicable law, the holders of the Preferred Stock will not be entitled to vote for any purpose.

OUTSTANDING PREFERRED STOCK

     As of the date hereof, the Company has designated 600,000 shares of the preferred stock of the Company as Series A Convertible Reset Preferred Stock. In March and April 1995, the Company sold an aggregate of 480,000 shares of Series A Convertible Reset Preferred Stock in private placements.

     The Series A Convertible Reset Preferred Stock is not entitled to receive a dividend other than on an as converted into Common Stock basis, when, as and if declared on the Common Stock by the Board of Directors out of funds legally available therefor. In the event of any liquidation, dissolution or winding up of the Company, the holders of the outstanding shares of Series A Convertible Reset Preferred Stock are entitled to receive, prior and in preference to any distribution of any of the assets or surplus funds of the Company to the holders of the Common Stock by reason of their ownership of such shares, an amount equal to $25.00 per outstanding share of Series A Convertible Reset Preferred Stock (subject to adjustment in the event of any stock dividend, stock split, stock distribution or combination with respect to such shares), plus any accrued and unpaid dividends. After payment of such amount, the holders of the Series A Preferred Stock shall have no further rights to participate in any remaining assets of the Company.

     Holders of Series A Convertible Reset Preferred Stock are entitled to the number of votes equal to the number of shares of Common Stock into which each such share of Series A Convertible Reset Preferred Stock could then be converted pursuant to the terms of the Certificate of Designation with respect to any and all matters presented to the stockholders of the Company for their action and consideration. Except as provided by law, holders of Series A Convertible Reset Preferred Stock vote together with the holders of Common Stock as a single class; provided, however, the consent of the holders of a majority of the holders of the outstanding shares of Series A Convertible Reset Preferred Stock shall be required for the Company to take any action that amends or repeals any provision of the Company's charter if such action would materially and adversely change the rights, preferences or privileges of the Series A Convertible Reset Preferred Stock.

     Each holder of Series A Convertible Reset Preferred Stock has the right, at the holder's option, at any time beginning 60 days following the date of issuance of such share, and prior to the close of business on any redemption date with respect to such share, to convert each such share into the number of fully paid and nonassessable shares of Common Stock as is determined by dividing $25.00 by the conversion price per share in effect for the Series A Convertible Reset Preferred Stock at the time of conversion (the "Conversion Price"). The initial Conversion Price is $7.425 per share (the "Initial Conversion Price"), subject to adjustment for stock splits, consolidations, reclassifications and reorganizations. On March 25, 1996, the Conversion Price with respect to all outstanding shares of Series A Convertible Reset Preferred Stock shall be reset to an amount equal to the lesser of (i) the Initial Conversion Price or (ii) the lowest average closing price of the Company's Common Stock on the Nasdaq National Market for any 30 consecutive trading days in the preceding one-year period; provided, however, in no event will the Conversion Price be reset below $3.713. In addition, the Conversion Price shall be reset to an amount equal to 90% of the Conversion Price immediately upon the first occurrence, if any, after March 31, 1996, of (A) the failure by the Company to timely make any material required filing under the Securities Exchange Act of 1934, as amended, or (B) delivery of a "qualified" report by the Company's independent public accountants.

     The Series A Convertible Reset Preferred Stock shall automatically convert to Common Stock at the Conversion Price then in effect, with the Series A Convertible Preferred Stock being deemed to have a value of $25.00 per share, at any time on or after 60 days from the date of issuance of the Series A Convertible Reset Preferred Stock, on the fifth day following the day on which the Company gives notice to the holders of record of the Series A Convertible Reset Preferred Stock that both (i) the closing price of the Common Stock on the Nasdaq National Market for 20 out of 30 consecutive trading days has been in excess of 175% of the Conversion Price on the last day of any such period and
(ii) the Common Stock may immediately be resold pursuant to an effective registration statement under the Securities Act or pursuant to Rule 144(k) of the Securities Act.

     The Series A Convertible Reset Preferred Stock may be redeemed by the Company, in whole or in part, for cash or may be converted into Common Stock at the Conversion Price then in effect, in each case with the Series A Convertible Reset Preferred Stock being deemed to have a value of $25.00 per share, (a) at any time on or after two years from the date of issuance of the Series A Convertible Reset Preferred Stock or (b) in the event of a merger of the Company, a sale of all or substantially all of the Company's assets, or such other transaction in which all or substantially all of the Company is effectively sold.

     All shares of Series A Convertible Reset Preferred Stock not previously converted into Common Stock or redeemed or repurchased by the Company shall be redeemed for cash or, at the Company's option, automatically converted into Common Stock at the Conversion Price then in effect, in each case with the Series A Convertible Reset Preferred Stock being deemed to have a value of $25.00 per share, on March 31, 2000.


                          DESCRIPTION OF COMMON STOCK


     The Company has authority to issue 35,000,000 shares of Common Stock, par value $0.0001 per share. As of March 29, 1995, there were approximately 19,143,800 shares of Common Stock issued and outstanding. The holders of Common Stock are entitled to one vote per share on all matters to be voted on by shareholders, including the election of directors. Shareholders are not entitled to cumulative voting rights, and, accordingly, the holders of a majority of the shares voting for the election of directors can elect the entire Board if they choose to do so and, in that event, the holders of the remaining shares will not be able to elect any person to the Board of Directors.

     The holders of Common Stock are entitled to receive such dividends, if any, as may be declared from time to time by the Board of Directors, in its discretion, from funds legally available thereof and subject to prior dividend rights of holders of any shares of preferred stock of the Company which may be outstanding. Upon liquidation or dissolution of the Company subject to prior liquidation rights of the holders of preferred stock of the Company, the holders of Common Stock are entitled to receive on a pro rata basis the remaining assets of the Company available for distribution. Holders of Common Stock have no preemptive or other subscription rights, and there are no conversion rights or redemption or sinking fund provisions with respect to such shares.


     Chemical Mellon Shareholder Services acts as transfer agent and registrar for the Common Stock.

                            DESCRIPTION OF WARRANTS

     Any Warrants offered pursuant to this Prospectus will be warrants to purchase shares of Common Stock. The following summary contains a description of certain general terms of the Warrants to which any Prospectus Supplement may relate. Certain terms of any Warrant offered by any Prospectus Supplement will be described in the Prospectus Supplement relating thereto. If so indicated in the Prospectus Supplement, the terms of any Warrant may differ from the terms set forth below. The description of certain provisions of the Warrants does not purport to be complete and is subject to and qualified in its entirety by reference to the provisions of the Warrant Agreement (the "Warrant Agreement") relating to such Warrant, a form of which will be filed or incorporated by reference, as the case may be, as an exhibit to the Registration Statement of which this Prospectus is a part at or prior to the time of the issuance of such Warrant.

GENERAL

     The Warrants, evidenced by warrant certificates (the "Warrant Certificates"), may be issued independently or together with any other Securities offered by any Prospectus Supplement and may be attached to or separate from such other Securities. If Warrants are offered, the related Prospectus Supplement will describe the terms of the Warrants, including the following: (1) the offering price, if any; (2) the number of shares of Common Stock purchasable upon exercise of one Warrant and the initial price at which such shares may be purchased upon exercise; (3) the date on which the right to exercise the Warrants shall commence and the date on which such right shall expire; (4) federal income tax consequences; (5) call provisions, if any; (6) the antidilution provisions of the Warrants; and (7) any other terms of the Warrants. The shares of Common Stock issuable upon exercise of the Warrants will, when issued in accordance with the Warrant Agreement, be fully paid and nonassessable.

EXERCISE OF WARRANTS

     Warrants may be exercised by surrendering the Warrant Certificate signed by the warrantholder, or its duly authorized agent, indicating the warrantholder's election to exercise all or a portion of the Warrants evidenced by the certificate. Surrendered Warrant Certificates shall be accompanied by payment of the aggregate exercise price of the Warrants to be exercised, as set forth in the related Prospectus Supplement, which payment may be made in the form of cash or a check equal to the exercise price. Certificates evidencing duly exercised Warrants will be delivered by the Company to the transfer agent for the Common Stock. Upon receipt thereof, the transfer agent shall deliver or cause to be delivered, to or upon the written order of the exercising warrantholder, a certificate representing the number of shares of Common Stock purchased. If fewer than all of the Warrants evidenced by any certificate are exercised, the Company shall deliver to the exercising warrantholder a new Warrant certificate representing the unexercised Warrants.

ANTIDILUTION PROVISIONS

     The exercise price payable and the number of shares of Common Stock purchasable upon the exercise of each Warrant will be subject to adjustment in certain events, including the issuance of a stock dividend to holders of Common Stock or a stock split, reverse stock split, combination, subdivision or reclassification of Common Stock. In lieu of adjusting the number of shares of Common Stock purchasable upon exercise of each Warrant, the Company may elect to adjust the number of Warrants. No adjustments in the number of shares purchasable upon exercise of the Warrants will be required until cumulative adjustments require an adjustment of at least 1% thereof. The Company may, at its option, reduce the exercise price at any time. No fractional shares will be issued upon exercise of Warrants, but the Company will pay the cash value of any fractional shares otherwise issuable. Notwithstanding the foregoing, in case of any consolidation, merger, or sale or conveyance of the property of the Company as an entirety or substantially as an entirety, the holder of each outstanding Warrant shall have the right to the kind and amount of shares of stock and other securities and property (including cash) receivable by a holder of the number of shares of Common Stock into which such Warrant was exercisable immediately prior thereto.

NO RIGHTS AS STOCKHOLDERS

     Holders of Warrants will not be entitled, by virtue of being such holders, to vote, to consent, to receive dividends, to receive notice as stockholders with respect to any meeting of stockholders for the election of directors of the Company or any other matter, or to exercise any rights whatsoever as stockholders of the Company.

OUTSTANDING WARRANTS

     As of April 30, 1995, the Company had issued and outstanding warrants to purchase 1,230,000 shares of common stock at $4.25 per share, all of which expire on March 28, 1997. In addition, in connection with the private placement of the Company's Series A Convertible Reset Preferred Stock in March and April 1995, the Company issued warrants to purchase an aggregate of 808,320 shares of common stock at $7.425 per share, all of which expire approximately three years from the date of issuance.

                              PLAN OF DISTRIBUTION

     The Company may sell the Securities to one or more underwriters for public offering and sale by them or may sell the Securities to investors directly or through agents. Any such underwriter or agent involved in the offer and sale of Securities will be named in the applicable Prospectus Supplement. The Company has reserved the right to sell Securities directly to investors on its own behalf in those jurisdictions where and in such manner as it is authorized to do so.

     Underwriters may offer and sell Securities at a fixed price or prices, which may be changed, at market prices prevailing at the time of sale, at prices related to such prevailing market prices, or at negotiated prices. The Company also may, from time to time, authorize dealers, acting as the Company's agents, to offer and sell Securities upon the terms and conditions as are set forth in the applicable Prospectus Supplement. In connection with the sale of Securities, underwriters may receive compensation from the Company in the form of underwriting discounts or commissions and may also receive commissions from purchasers of the Securities for whom they may act as agent. Underwriters may sell Securities to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agent.

     Any underwriting compensation paid by the Company to underwriters or agents in connection with the offering of Securities, and any discounts, concessions or commissions allowed by underwriters to participating dealers, will be set forth in the applicable Prospectus Supplement. Dealers and agents participating in the distribution of Securities may be deemed to be underwriters, and any discounts and commissions received by them and any profit realized by them on resale of the Securities may be deemed to be underwriting discounts and commissions. Underwriters, dealers and agents may be entitled, under agreements entered into with the Company, to indemnification against and contribution toward certain civil liabilities, including liabilities under the Securities Act of 1933.

     If so indicated in the Prospectus Supplement, the Company will authorize dealers acting as the Company's agents to solicit offers by certain institutions to purchase the Securities from the Company at the public offering price set forth in the applicable Prospectus Supplement pursuant to delayed delivery contracts ("Contracts") providing for payment and delivery on the date or dates stated in such Prospectus Supplement. Each Contract will be for an amount not less than the amounts stated in the applicable Prospectus Supplement. Institutions with whom Contracts, when authorized, may be made include commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions, and other institutions but will in all cases be subject to the approval of the Company. Contracts will not be subject to any conditions except (i) the purchase by the institution of the Securities covered by its Contract shall not at the time of delivery be prohibited under the laws of any jurisdiction in the United States to which such institution is subject, and (ii) if the Common is being sold to underwriters, the Company shall have sold to such underwriters the total amount specified in the applicable Prospectus Supplement. A commission indicated in the applicable Prospectus Supplement will be paid to underwriters and agents soliciting purchases of Securities pursuant to Contracts accepted by the Company.

                                 LEGAL MATTERS

     Certain legal matters with respect to the Securities offered hereby will be passed upon for the Company by Latham & Watkins, San Francisco, California. Christopher L. Kaufman, a partner of Latham & Watkins, beneficially owns less than 1% of the Common Stock, 2,000 shares of the Company's Series A Convertible Reset Preferred Stock and warrants to purchase up to 3,368 shares of Common Stock at an exercise price of $7.425 per share. Certain legal matters will be passed upon for any agents or underwriters by counsel for such agents or underwriters identified in the applicable Prospectus Supplement.

                                    EXPERTS


     The financial statements of SEQUUS Pharmaceuticals, Inc. appearing in SEQUUS Pharmaceutical, Inc.'s Annual Report (Form 10-K) for the year ended December 31, 1994, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such financial statements are incorporated herein by reference in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

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  NO DEALER, SALESPERSON OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY
INFORMATION OR TO MAKE ANY REPRESENTATION IN CONNECTION WITH THIS OFFERING OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS. AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN SO AUTHORIZED BY THE COMPANY OR ANY UNDERWRITER. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY BY ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER TO SELL IS NOT AUTHORIZED, OR IN WHICH THE PERSON IS NOT QUALIFIED TO DO SO OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.


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                               TABLE OF CONTENTS

                                         PAGE
                                         ----
Available Information.................     2
Information Incorporated by
  Referenced..........................     2
The Company...........................     3
Risk Factors..........................     3
Use of Proceeds.......................     4
Dilution..............................     5
Ratios of Earnings to Fixed Charges
  and Earnings to Combined Fixed
  Charges and Preferred Stock
  Earnings............................     5
General Description of Securities.....     6
Description of Debt Securities........     6
Description of Preferred Stock........    13
Description of Common Stock...........    17
Description of Warrants...............    18
Plan of Distribution..................    20
Legal Matters.........................    21
Experts...............................    21

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                                      LOGO


                          SEQUUS PHARMACEUTICALS, INC.

                                  $50,000,000
                                DEBT SECURITIES
                                  COMMON STOCK
                                PREFERRED STOCK
                       WARRANTS TO PURCHASE COMMON STOCK
                          ---------------------------

                                   PROSPECTUS
                          ---------------------------

                                 June 26, 1995

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                                      LOGO